Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

HURON CONSULTING GROUP INC.,

TEXAS ACQUISITION INC.,

STUDER HOLDINGS, INC.,

AND

FORTIS ADVISORS LLC,

AS STOCKHOLDERS’ REPRESENTATIVE

DATED AS OF JANUARY 26, 2015

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4.14	Employee Matters	39
4.15	Taxes	42
4.16	Environmental Matters	44
4.17	Certain Fees	45
4.18	Insurance Coverage	45
4.19	Transactions with Affiliates	45
4.20	Bank Accounts; Authorized Persons	46
4.21	Anti-Corruption and Anti-Bribery	46
4.22	Illegal or Unauthorized Payments; Political Contributions	46
4.23	Relationships with Customers	47
4.24	Certain Transactions	47
4.25	Privacy	47
4.26	Coaches, Speakers and Authors	48
4.27	Warranties and the “Studer Group Guarantee”	48
4.28	No Separate Arrangement	49

ARTICLE V REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGERCO		49

5.1	Organization and Authority	49
5.2	Consents and Approvals; No Violations	49
5.3	Valid Issuance of Securities	50
5.4	Litigation	50
5.5	Sufficient Funds	50
5.6	Solvency	50

ARTICLE VI COVENANTS		51

6.1	Conduct of the Company’s Business	51
6.2	Stockholders’ Consent and Letters of Transmittal	53
6.3	Access to Information	54
6.4	Consents	54
6.5	Commercially Reasonable Efforts	55
6.6	Public Announcements	55
6.7	Resignations	55
6.8	Employees; Employee Benefits	55
6.9	Schedule Updates	56
6.10	No Additional Representations to Parent and MergerCo	56
6.11	HSR Act Compliance	56
6.12	No Solicitations of Transactions	57
6.13	Tax Matters	57
6.14	Director and Officer Indemnification	57
6.15	Distribution of Consideration	58
6.16	Financing	59
6.17	Payments Prior to the Closing	59

ARTICLE VII CONDITIONS TO OBLIGATIONS OF THE PARTIES		59

7.1	Conditions to Each Party’s Obligations to Effect the Merger	59
7.2	Conditions to Obligations of the Company	59
7.3	Conditions to Obligations of Parent and MergerCo	60

ARTICLE VIII TERMINATION		62

8.1	Termination	62
8.2	Procedure and Effect of Termination	63

ARTICLE IX INDEMNIFICATION		64

9.1	Indemnification Obligations of the Stockholders and Optionholders	64
9.2	Indemnification Obligations of Parent	64
9.3	Indemnification Procedure	65
9.4	Claims Period	67
9.5	Liability Limits	68
9.6	Effect of Third Party Payments	69
9.7	Mitigation	69
9.8	Effect of Prior Knowledge	70
9.9	Exclusive Remedies	70

ARTICLE X TAX MATTERS		70

10.1	Preparation and Filing of Tax Returns	70
10.2	Straddle Period	71
10.3	Tax Contests	71
10.4	Tax Cooperation	72
10.5	Transfer Taxes	73
10.6	Tax Indemnification	73
10.7	Post-Closing Tax Actions	74
10.8	Tax Dispute Resolution	74

ARTICLE XI MISCELLANEOUS		74

11.1	Fees and Expenses	74
11.2	Notices	75
11.3	Severability	76
11.4	Binding Effect; Assignment	76
11.5	No Third Party Beneficiaries	76
11.6	Interpretation	76
11.7	Jurisdiction and Consent to Service	77
11.8	Entire Agreement	77
11.9	Governing Law	77
11.10	Specific Performance	77
11.11	Counterparts	77

11.12	Amendment; Modification	78
11.13	Schedules and Exhibits	78
11.14	Conflicts of Interest	78
11.15	Stockholders’ Representative	78

Exhibits

Exhibit A	Form of Escrow Agreement

Exhibit B	Form of Letter of Transmittal

Exhibit C	Form of Paying Agent Agreement

Exhibit D	Form of Certificate of Merger

Exhibit E	First Amendment to the Studer Employment Agreement

Exhibit F	First Amendment to the Porter Employment Agreement

Exhibit G	Form of Optionholder Release Agreement

Schedules

Schedule 1(a)	Allocation Percentages

Schedule 1(b)	Excluded Indebtedness

Schedule 1(c)	Net Merger Consideration Per Share Calculation

Schedule 1(d)	Transaction Bonuses

Schedule 2.8	Allocation of Stock Closing Payment

Schedule 3.3(a)	Applicable Accounting Principles

Schedule 3.3(b)	Sample Statement

Schedule 4.1	Qualifications

Schedule 4.2	Equity Securities

Schedule 4.3(a)	Subsidiaries

Schedule 4.3(b)	Subsidiary Qualifications

Schedule 4.4	Consents and approvals

Schedule 4.5(a)	Financial Statements

Schedule 4.5(d)	Accounts Payable

Schedule 4.5(e)	Inventory

Schedule 4.6	No Undisclosed Liabilities; Indebtedness

Schedule 4.7	Certain Changes

Schedule 4.8(a)(ii)	Leased Real Property

Schedule 4.8(a)(iii)	Leased Real Property Exceptions

Schedule 4.8(b)	Material Tangible Assets

Schedule 4.9(a)	Certain Business Intellectual Property

Schedule 4.9(b)	Owned Intellectual Property Exceptions

Schedule 4.9(c)(i)	Company Intellectual Property

Schedule 4.9(c)(ii)	Certain Registered IP

Schedule 4.9(d)	Third Party Licenses, Domain Name Registration Agreements and Licenses Out

Schedule 4.9(e)	Intellectual Property Infringement

Schedule 4.9(f)	Intellectual Property Proceedings

Schedule 4.9(h)	Owned Software and Business Intellectual Property Exceptions

Schedule 4.9(j)	Source Code Exceptions

Schedule 4.9(k)	Source Code Disclosures; Restrictions on Consideration Charged

Schedule 4.10	Litigation

Schedule 4.11	Compliance with Applicable Law

Schedule 4.13(a)	Certain Contracts and Arrangements

Schedule 4.13(b)	Material Contracts

Schedule 4.14(b)	Employee Matters

Schedule 4.14(c)	Plans

Schedule 4.14(h)	Acceleration and Payments upon Transactions

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Schedule 4.14(l)	Employee Information

Schedule 4.15(a)	Tax Returns

Schedule 4.15(b)	Audits/Contests

Schedule 4.15(c)	Withholding

Schedule 4.15(e)	Powers of Attorney

Schedule 4.15(i)	Taxes – Required Inclusions and Exclusions

Schedule 4.16	Environmental Matters

Schedule 4.18	Insurance Policies

Schedule 4.19(a)	Affiliate Transactions

Schedule 4.20	Bank Accounts

Schedule 4.23	Customers and Suppliers

Schedule 4.26	Material Coaches, Speakers and Authors

Schedule 4.27	Studer Group Guarantee

Schedule 4.28	No Separate Arrangement

Schedule 6.1	Conduct of the Company’s Business

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger, dated as of January 26, 2015 (this “Agreement”), is made and entered into by Huron Consulting Group Inc., a corporation organized and existing under the laws of the State of Delaware (“Parent”), Texas Acquisition Inc., a corporation organized and existing under the laws of the State of Delaware (“MergerCo”), Studer Holdings, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Company”) and Fortis Advisors LLC, a Delaware limited liability company, solely in the capacity as Stockholders’ and Optionholders’ Representative and only for the express purposes provided for herein and for no other purposes (the “Stockholders’ Representative”). Parent, MergerCo, the Company and the Stockholders’ Representative are sometimes individually referred to herein as a “Party” and collectively as the “Parties.”

W I T N E S E T H:

WHEREAS, pursuant to the terms and conditions of this Agreement, Parent, MergerCo and the Company wish to effect a business combination through a merger (the “Merger”) of MergerCo with and into the Company on the terms and conditions set forth in this Agreement and in accordance with the Delaware General Corporation Law, as amended (the “DGCL”);

WHEREAS, the Board of Directors of the Company (the “Company Board”) has approved this Agreement, the Merger and the other transactions contemplated by this Agreement and determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable and in the best interest of its stockholders;

WHEREAS, the Boards of Directors of Parent and MergerCo have approved this Agreement, the Merger and the other transactions contemplated by this Agreement and have declared this Agreement, the Merger and the other transactions contemplated by this Agreement to be advisable and in the best interest of their respective stockholders; and

WHEREAS, Parent, MergerCo and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, agreements and conditions hereinafter set forth, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

DEFINITIONS

For purposes of this Agreement, the following terms shall have the following meanings:

“Accountants” shall have the meaning set forth in Section 3.6(c).

“Acquisition Transaction” shall have the meaning set forth in Section 6.12.

“Action” means any claim, action, charge, complaint, suit, litigation, arbitration, grievance, audit, proceeding or investigation, whether in law or in equity, by or before any Governmental Authority, or duly appointed arbitration authority.

“Adjustment Amount” shall have the meaning set forth in Section 3.6(d).

“Adjustment Amount Per Share” means an amount equal to the quotient obtained by dividing (i) the Adjustment Amount, if any, owed by Parent to the Stockholders and the Optionholders, by (ii) the Fully Diluted Shares Outstanding.

“Advisory Group” shall have the meaning set forth in Section 11.15(d).

“Affiliate” shall mean a Person that directly or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with the Person specified.

“Aggregate Exercise Price” means the aggregate cash exercise price payable upon exercise of all Stock Options issued and outstanding immediately prior to the Effective Time.

“Aggregate Merger Consideration” means the sum of (i) the Merger Consideration Per Share, multiplied by the number of shares of Company Stock issued and outstanding as of immediately prior to the Effective Time, plus (ii) the Option Cashout Consideration, multiplied by the number of Stock Options outstanding as of immediately prior to the Effective Time.

“Agreement” shall have the meaning set forth in the Preamble to this Agreement.

“Allocation Percentages” means, collectively, the allocation percentages set forth on Schedule 1(a), as updated prior to the Effective Time in accordance with Section 3.3.

“Ancillary Agreements” means the Escrow Agreement, Paying Agent Agreement, the Letters of Transmittal, the Optionholder Release Agreements and each other agreement, certificate or document entered into or executed and delivered pursuant to this Agreement or in connection with the Merger.

“Applicable Accounting Principles” shall have the meaning set forth in Section 3.3.

“Appraisal Rights Provisions” shall have the meaning set forth in Section 3.7(a).

“BP Claims Payment” means any cash amounts actually received by Parent, the Company, the Surviving Corporation or any of their respective Affiliates in respect of that certain pending Business Economic Loss claim made pursuant to the Deepwater Horizon Economic & Property Damages Settlement Agreement against BP Exploration & Production Inc., and BP America Production Company and identified as Claimant ID: 100212284; Claim Number 191391 or any ancillary appellate or derivative Action related thereto.

“Business” means the healthcare and education consulting, coaching, and publishing businesses of the Company and its Subsidiaries, in each case, as currently conducted or currently contemplated to be conducted anywhere in the world, including, without limitation, approaches to hardwiring evidence based tools and tactics, including the “Evidence-Based Leadership” framework, at hospital, education and other clients, on site coaches at facilities, software solutions such as “Leader Evaluation Manager” and “Patient Call Manager: The Clinical Call System”, “ Provider Feedback System” and “Studer Group Rounding”, speaking events and conferences such as “Institutes” and on site speaking engagements, the production and delivery of published materials, webinars, and other media, and, in each case, the production, marketing and sale of related products and services (including all product and service line extensions derived or developed therefrom).

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Law to close.

“Business Intellectual Property” means all Intellectual Property owned by the Company and its Subsidiaries in the conduct of the Business as currently conducted, and as it will be conducted through the Closing Date.

“Cap” shall have the meaning set forth in Section 9.5(a).

“Cash” of any Person as of any date means the cash and cash equivalents required to be reflected as cash and cash equivalents on a consolidated balance sheet of such Person and its Subsidiaries as of such date prepared in accordance with GAAP. For the avoidance of doubt, (A) Cash shall be calculated net of issued but uncleared checks and drafts and shall include checks and drafts deposited by the Company and its Subsidiaries as of the end of business on the last Business Day immediately preceding the applicable date and (B) in determining the amount of Cash, all Cash that is in a currency other than the United States Dollar shall be converted into the United States Dollar at the prevailing exchange rate between the respective currencies as set forth in the Eastern Edition of The Wall Street Journal on the last Business Day immediately preceding the applicable date.

“Certificate of Merger” shall have the meaning set forth in Section 2.2.

“Claims Period” shall have the meaning set forth in Section 9.4.

“Cleveland Clinic Matters” means any Liability, Action or threatened Action by, against or involving Cleveland Clinic Foundation or any of its respective Affiliates, successors or assigns arising out of or relating to (i) that certain Confidential Settlement Agreement and Mutual Release, dated as of June 16, 2014, by and among The Cleveland Clinic Foundation, The Studer Group, L.L.C., Mr. Studer and Mr. Porter (the “Settlement Agreement”), (ii) any actions or omissions of the Company, the Stockholders, the Optionholders or any of their respective Affiliates, successors or assigns arising out of or relating to the Strategic Alliance Agreement, dated January 30, 2006, by and between Studer Group, L.L.C. and the Cleveland Clinic Foundation, as amended on May 8, 2006, or any amendment thereto or (iii) any of the products, services or Intellectual Property of or offered by the Company or any of its Subsidiaries or Affiliates or their respective successors or assigns (including any product, software and service line updates, extensions, modifications and enhancements created, derived, developed or offered), including, without limitation, in the case of each of clauses (ii) and (iii) the matter identified as Case No. 1:10-CV-01957; The Studer Group, L.L.C. v. The Cleveland Clinic Foundation, in the United States District Court for the Northern District of Ohio, Eastern Division.

“Closing” shall have the meaning set forth in Section 2.4.

“Closing Balance Sheet” shall have the meaning set forth in Section 3.6(a).

“Closing Date” shall have the meaning set forth in Section 2.4.

“Closing Date Cash” shall have the meaning set forth in Section 3.6(a).

“Closing Date Indebtedness” shall have the meaning set forth in Section 3.6(a).

“Closing Date Net Working Capital” shall have the meaning set forth in Section 3.6(a).

“Closing Statement” shall have the meaning set forth in Section 3.6(a).

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Company” shall have the meaning set forth in the Preamble to this Agreement.

“Company Board” shall have the meaning set forth in the Recitals.

“Company Intellectual Property” means the Business Intellectual Property set forth on Schedule 4.9(a).

“Company Material Adverse Effect” shall mean any event, change, condition, development, state of facts, occurrence or effect that, individually or in the aggregate, (i) is or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), assets (tangible or intangible), Liabilities, capitalization or results of operations of the Company and its Subsidiaries, taken as a whole, or (ii) would prevent, materially delay or materially impede the performance by the Company or its Subsidiaries of their obligations under this Agreement or the consummation of the transactions contemplated thereby; provided, however, that a Company Material Adverse Effect shall not include any event, change in or effect upon the financial condition or business of the Company or its Subsidiaries, directly or indirectly, arising out of, attributable to or as a consequence of: (a) federal, state or local legislation, regulation or administration of any Governmental Authority after the date hereof in the industry in which the Company or any of its Subsidiaries operates; and (b) changes in general, local, domestic, foreign or international economic or political conditions or securities markets in general except, in the case of the foregoing clauses (a) and (b), to the extent that any such event, change or effect referred to therein disproportionately affects the Company or its Subsidiaries relative to any companies of similar size and scope in the same or similar industry as the Company and its Subsidiaries.

“Company Plans” shall have the meaning set forth in Section 4.14(c).

“Company Registered IP” shall have the meaning set forth in Section 4.9(c).

“Company Stock” shall have the meaning set forth in Section 2.6(c).

“Company Stock Certificate” shall have the meaning set forth in Section 2.6(c).

“Consent” means any approval, consent, ratification, waiver or other authorization from, or notice to, any Person other than a Governmental Authority.

“Contingent Workers” shall have the meaning set forth in Section 4.14(k).

“Continued Employee” shall mean each individual who is employed by the Surviving Corporation at the close of business on the Closing Date (including those who are actively employed or on leave, disability or other absence from employment).

“Contracts” shall mean any contracts, agreements or understandings whether written or oral, to which the Company or any of its Subsidiaries is a party.

“Copyrights” shall have the meaning set forth in the definition of “Intellectual Property.”

“Credit Agreement” means that certain Amended and Restated Credit Agreement, dated as of April 14, 2011, among Parent, certain Subsidiaries of Parent as guarantors, and the lenders parties thereto, as amended from time to time in accordance with its terms.

“Credit Agreement Conditions” shall have the meaning set forth in Section 5.5.

“D&O Indemnified Parties” shall have the meaning set forth in Section 6.14(a).

“D&O Tail Policy” shall have the meaning set forth in Section 6.14(d)(i).

“Debt Financing” shall have the meaning set forth in Section 5.5.

“Deferred Recapitalization Dividends” means certain deferred obligations to pay dividends to holders of unvested Stock Options in connection with the Company’s recapitalization and declaration of dividends on July 22, 2013. As of the date of this Agreement, the aggregate amount of Deferred Recapitalization Dividends equals $1,085,449.

“DGCL” shall have the meaning set forth in the Recitals.

“Dissenting Shares” shall have the meaning set forth in Section 3.7(a).

“Domain Name Registration Agreements” shall mean domain name registration agreements of the Company or any of its Subsidiaries for domains used by the Company or any of its Subsidiaries in the conduct of the Business as currently conducted, and as will be conducted through the Closing Date.

“Effective Time” shall have the meaning set forth in Section 2.2.

“Environmental Laws” shall mean all federal, state and local laws, rules, regulations, orders, decrees or other governmental requirements in effect as of the date hereof relating to pollution, damage to or the protection of the environment or natural resources, the generation, handling, storage, use or transportation of Hazardous Substances (including any related reporting or recordkeeping requirements), the protection of human health, or the exposure of any Person to any Hazardous Substance, including but not limited to the Comprehensive Environmental Response Compensation and Liability Act (42 U.S.C. §§9601 et. seq.), the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act, as amended (42 U.S.C. §§6901 et. seq.), the Clean Air Act (42 U.S.C. §§7401 et. seq.), the Clean Water Act (33 U.S.C. §§1251 et. seq.), and any state, county, municipal, or local statutes, laws or ordinances analogous to such federal statutes.

“Environmental Permits” shall mean all material permits, licenses and government authorizations relating to protection of the environment, pollution control and hazardous materials applicable to the Company.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Escrow Agent” means U.S. Bank National Association, and its successors and assigns.

“Escrow Agreement” shall have the meaning set forth in Section 3.1(d).

“Escrow Amount” means $24,375,000.00.

“Escrow Consideration Per Share” means the quotient obtained by dividing (i) the portion of the Escrow Amount (together with any interest and earnings earned thereon) to be released to the Stockholders and Optionholders from time to time in accordance with the terms of this Agreement and the Escrow Agreement, by (ii) the Fully Diluted Shares Outstanding.

“Escrow Fund” shall have the meaning set forth in Section 3.1(d).

“Escrow Period” means with respect to the Escrow Amount, eighteen (18) months from the Closing Date, subject to any provisions requiring holding portions of the Escrow Amount for longer periods as set forth in this Agreement and the Escrow Agreement.

“Estimated Closing Balance Sheet” means an estimated unaudited consolidated balance sheet of the Company and its wholly-owned Subsidiaries as of the close of business on the Closing Date, which balance sheet shall not give effect to the consummation of the transactions contemplated by this Agreement or any financing transactions in connection therewith. The Estimated Closing Balance Sheet shall be prepared in accordance with the Applicable Accounting Principles.

“Estimated Closing Date Cash” means the Company’s reasonable, good faith estimate of Closing Date Cash as reflected on the Estimated Closing Balance Sheet, determined without giving effect to the consummation of the transactions contemplated by this Agreement or any financing transactions in connection therewith.

“Estimated Closing Date Indebtedness” means the Company’s reasonable, good faith estimate of the aggregate amount of all Indebtedness of the Company and its wholly-owned Subsidiaries as of the close of business on the Closing Date as reflected on the Estimated Closing Balance Sheet, determined without giving effect to the consummation of the transactions contemplated by this Agreement or any financing transactions in connection therewith.

“Estimated Closing Date Net Working Capital” means the Company’s reasonable, good faith estimate of the aggregate amount of Net Working Capital of the Company and its wholly-owned Subsidiaries as of the close of business on the Closing Date as reflected on the Estimated Closing Balance Sheet, determined without giving effect to the consummation of the transactions contemplated by this Agreement or any financing transactions in connection therewith.

“Estimated Closing Statement” shall have the meaning set forth in Section 3.3.

“Estimated Net Working Capital Adjustment Amount” means the amount, which may be positive or negative, equal to (i) the Estimated Closing Date Net Working Capital, minus (ii) the NWC Target.

“Extended Representations” shall have the meaning set forth in Section 9.4.

“Financial Statements” shall have the meaning set forth in Section 4.5(a).

“First Amendment to the Porter Employment Agreement” has the meaning set forth in Section 7.3(i).

“First Amendment to the Studer Employment Agreement” has the meaning set forth in Section 7.3(i).

“Fully Diluted Shares Outstanding” means the number of shares of Company Stock issued and outstanding immediately prior to the Effective Time and the number of shares of Company Stock issuable upon the exercise of Stock Options outstanding immediately prior to the Effective Time.

“Fundamental Representations” shall have the meaning set forth in Section 9.4.

“GAAP” shall mean United States generally accepted accounting principles as in effect from time to time.

“Goodwin” has the meaning set forth in Section 11.14.

“Governmental Authority” means any national, federal, state, provincial, municipal, local, foreign or other government, governmental, legislative, regulatory or administrative authority, agency or commission or any court, tribunal, private dispute mechanism including grievance resolution, arbitrator, arbitration panel or authority or other judicial body.

“Hazardous Substance” shall mean any substance, chemical, waste, material, pollutant or contaminant that is defined or listed as hazardous, toxic, a pollutant or a contaminant pursuant to, or that forms the basis of any liability under, any applicable Environmental Law.

“HIPAA” shall have the meaning set forth in Section 4.25(b).

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, including the rules and regulations promulgated thereunder.

“Huron Common Stock” means shares of common stock, $0.01 par value per share, of Parent.

“Indebtedness” of any Person means, without duplication, (A) any indebtedness for borrowed money or issued in substitution for or exchange of indebtedness for borrowed money, (B) any indebtedness evidenced by any note, bond, debenture or other debt security, (C) any indebtedness for the deferred purchase price of property or services with respect to which such Person is liable as obligor or otherwise (excluding ordinary course trade payables and the obligations set forth on Schedule 1(b)), (D) any indebtedness guaranteed in any manner by such Person (including, without limitation, guarantees in the form of an agreement to repurchase or reimburse, but excluding reimbursements of employees, directors, contractors, consultants or other service providers for expenses incurred in the ordinary course of business consistent with past practice and Company policy), (E) any liabilities under leases required by GAAP to be recorded by such Person as capitalized leases or financing leases with respect to which a Person is liable as obligor, guarantor or otherwise, (F) any unsatisfied obligation for “withdrawal liability” to a “multiemployer plan” as such terms are defined under ERISA, (G) any amounts owed to any Person under any noncompetition, deferred compensation, severance or similar arrangements that arise out of a termination of such Person’s employment prior to the Closing (which for the avoidance of doubt shall not include severance payments which arise out of a termination of employment occurring after the Closing), (H) any off balance sheet financing of a Person (but excluding all leases recorded for accounting purposes by the applicable Person as operating leases), (I) any dividends payable, or accrued for, by a Person, (J) all indebtedness secured by any Lien on any property owned by such Person, whether or not such indebtedness has been assumed by such Person and (K) any accrued and unpaid interest on, and any prepayment premiums, penalties or similar contractual charges in respect of, any of the foregoing obligations computed as though payment is being made in respect thereof on the applicable date. For the avoidance of doubt, Indebtedness does not include Transaction Expenses or any other liabilities incurred by such Person in connection with the negotiation of this Agreement, the other agreements contemplated hereby, the performance of such Person’s and its Affiliates’ obligations hereunder and thereunder, and the consummation of the transactions contemplated hereby and thereby.

“Indemnifiable Losses” means Parent Losses or Stockholder Losses, as the case may be.

“Indemnified Party” shall have the meaning set forth in Section 9.3(a).

“Indemnifying Party” shall have the meaning set forth in Section 9.3(a).

“Intellectual Property” means (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents (including utility and design patents, industrial designs and utility models), patent applications and patent and invention disclosures, and all other rights of inventorship, worldwide, together with all reissuances, continuations, continuations-in-part, divisions, revisions, supplementary protection certificates, extensions and re-examinations thereof (“Patents”); (b) all registered and unregistered trademarks, service marks, trade names, domain names, social media handles and addresses, trade dress and slogans, worldwide, and registrations and applications for registration thereof (“Marks”); (c) all copyrights in copyrightable works, and all other rights of authorship recognized by statute or otherwise (including but not limited to databases, computer software, source code, object code, schematics, flowcharts, designs and drawings), worldwide, and all applications, registrations and renewals in connection therewith (“Copyrights”); (d) all mask works and semiconductor chip rights, worldwide, and all applications, registrations and renewals in connection therewith; (e) all trade secrets and confidential business and technical information (including ideas, research and development, know-how, formulas, technology, compositions, manufacturing and production processes and techniques, technical data, engineering, production and other designs, plans, drawings, engineering notebooks, industrial models, software, specifications, financial, marketing and business data, pricing and cost information, business and marketing plans and customer and supplier lists and information) (“Trade Secrets”); (f) all computer and electronic data; (g) all rights to sue for and remedies against past, present and future infringements of any or all of the foregoing and rights of priority and protection of interests therein under the laws of any jurisdiction worldwide; (h) all copies and tangible embodiments of any or all of the foregoing (in whatever form or medium, including electronic media); and (i) all other proprietary, intellectual property and other rights relating to any or all of the foregoing (including goodwill and moral rights).

“Inventory” means all books, DVDs and other materials held for sale by, or on behalf of, the Company or any of its Subsidiaries, including inventory warehoused at any location and inventory previously purchased and in transit to the Company or any of its Subsidiaries.

“Knowledge of the Company” shall mean the current awareness of Mr. Studer, Mr. Porter, George Ellis, Deborah A. Ritchie, Craig Deao, Bob Murphy, Daniel V. Collard and Lori Clause.

“Latest Balance Sheet” shall have the meaning set forth in Section 4.5(a).

“Latest Balance Sheet Date” means November 30, 2014.

“Law” means any law (including common law), statute, ordinance, order, code, rule, Order, regulation or other legal or administrative requirement enacted, entered, promulgated or issued by any Governmental Authority.

“Leased Real Property” shall have the meaning set forth in Section 4.8(a)(ii).

“Letter of Transmittal” shall have the meaning set forth in Section 3.2(a).

“Liabilities” means any and all debts, liabilities, commitments and obligations, whether contingent, fixed or absolute, direct or indirect, accrued or unaccrued, asserted or unasserted, matured or unmatured, liquidated or unliquidated, known or unknown, due or to become due, or determined or determinable, and regardless of whether arising out of or based upon any Contract, Law, tort, strict liability or otherwise.

“Licenses Out” shall have the meaning set forth in Section 4.9(d).

“Lien” means any mortgage, covenant, pledge, hypothecation, deed of trust, charge, adverse claim, security interest, restriction (whether on voting, sale, transfer, disposition, or otherwise), encumbrance, lease, easement, encroachment, option, right of first refusal or other lien, whether imposed by contract or Law.

“Losses” means all claims, liabilities, obligations, losses, damages, costs, expenses, penalties, fines and judgments (at equity or at law) (including, without limitation, reasonable attorneys’ and consultants’ fees and expenses paid by them) of any kind or nature whatsoever (whether or not arising out of third party claims and including all amounts paid in investigation, defense or settlement of the foregoing).

“Marks” shall have the meaning set forth in the definition of “Intellectual Property.”

“Material Coaches, Speakers and Authors” shall have the meaning set forth in Section 4.26.

“Material Contract” shall have the meaning set forth in Section 4.13(a).

“Material Customers” shall have the meaning set forth in Section 4.23.

“Material Employee” means any employee, consultant or contractor of the Company or any of its Subsidiaries earning or entitled to earn $100,000 or more per year, inclusive of any salary, bonus, incentive or special remuneration or other form of compensation.

“Merger” shall have the meaning set forth in the Recitals.

“Merger Consideration Per Share” means (i) the Net Closing Payment Per Share, plus (ii) a right to receive the Escrow Consideration Per Share from time to time, if any, plus (iii) a right to receive the Adjustment Amount Per Share, if any, plus (iv) a right to receive the Stockholders’ Expense Amount Per Share from time to time, if any.

“Mr. Porter” shall mean Barry Graham Porter.

“Mr. Studer” shall mean Quinton Studer.

“Net Closing Payment Per Share” means an amount, rounded to six decimal places, equal to the quotient obtained by dividing (i) the sum of (A) the Net Merger Consideration, minus (B) the Escrow Amount, minus (C) the Stockholders’ Expense Amount, by (ii) the Fully Diluted Shares Outstanding. Schedule 1(c) illustrates the calculation of Net Closing Payment Per Share based on the capital structure of the Company as of the date of this Agreement.

“Net Merger Consideration” means $325,000,000, plus (i) the Estimated Net Working Capital Adjustment Amount, plus (ii) the Aggregate Exercise Price, less (iii) Estimated Closing Date Indebtedness, plus (iv) Estimated Closing Date Cash, and less (v) the Transaction Expenses to the extent not paid by the Company at or before the Closing.

“Net Working Capital” means the difference, as of a specified date, between (i) those assets that should be reflected as current assets on a consolidated balance sheet of the Company and its wholly-owned Subsidiaries as of such specified date and (ii) those liabilities that should be reflected as current liabilities on a consolidated balance sheet of the Company and its wholly-owned Subsidiaries as of such specified date, in each case (x) prepared in accordance with GAAP using, to the extent in accordance with GAAP, the same accounting methods, principles, policies, practices and procedures, with consistent classifications, judgments and estimation methodology, as were used in the determination of the current assets or current liabilities, as applicable, in the preparation of the audited Financial Statements and (y) excluding any assets or liabilities with respect to any Taxes, Cash, Indebtedness or Transaction Expenses.

“Nondisclosure Agreement” means that certain Confidentiality and Non-Disclosure Agreement, dated as of June 2, 2014, by and between The Studer Group, L.L.C. and Parent, as supplemented by that certain Supplemental Confidentiality and Non-Disclosure Agreement, dated as of November 18, 2014, by and between The Studer Group, L.L.C. and Parent, and as further amended on the date hereof.

“NWC Target” means $8,610,000.

“Option Cashout Consideration” shall have the meaning set forth in Section 2.7(a).

“Option Closing Payment” shall have the meaning set forth in Section 2.7(a).

“Option Fund” shall have the meaning set forth in Section 3.1(b).

“Optionholder” shall have the meaning set forth in Section 2.7(a).

“Optionholder Release Agreement” shall have the meaning set forth in Section 2.7(a).

“Order” means any award, injunction, assessment, judgment, decree, writ, order, ruling, subpoena, or verdict or other decision entered, issued, made, or rendered by any Governmental Authority.

“Organizational Documents” means: (i) with respect to a corporation, the certificate or articles of incorporation and bylaws; (ii) with respect to any other entity, any limited liability company agreement, charter, bylaws or similar document adopted or filed in connection with the creation, formation or organization of such entity; and (iii) any amendment to any of the foregoing.

“Parent” shall have the meaning set forth in the Preamble to this Agreement.

“Parent Indemnified Parties” shall have the meaning set forth in Section 9.1.

“Parent Losses” shall have the meaning set forth in Section 9.1.

“Parent Purchased Tail Policies” shall have the meaning set forth in Section 6.14(d)(ii).

“Parent Threshold” shall have the meaning set forth in Section 9.5(a).

“Party” and “Parties” shall have the meaning set forth in the Preamble to this Agreement.

“Patents” shall have the meaning set forth in the definition of “Intellectual Property.”

“Paying Agent” shall have the meaning set forth in Section 3.1(a).

“Payment Fund” shall have the meaning set forth in Section 3.1(a).

“Permits” shall have the meaning set forth in Section 4.12.

“Permitted Liens” shall mean (a) liens for taxes not yet due and payable and for which adequate reserves have been taken in accordance with GAAP (except as set forth on Schedule 3.3(a)), (b) statutory liens of landlords and liens of carriers, warehousemen, mechanics, materialmen and repairmen incurred in the ordinary course of business and not yet delinquent, and (c) with respect to any parcel of Leased Real Property, zoning, building or other restrictions, variances, covenants, rights of way, encumbrances, and easements that in each such case do not and would not materially and adversely affect the current use of such parcel of Leased Real Property.

“Person” shall mean and include an individual, a partnership, a joint venture, a corporation, a limited liability company, a trust, an unincorporated organization and a government or any department or agency thereof.

“Personal Data” shall have the meaning set forth in Section 4.9(l).

“Plan” shall have the meaning set forth in Section 4.14(c).

“Post-Closing Tax Period” shall mean any taxable period that begins after the Closing Date and, in the case of any Straddle Period, the portion of such period beginning after the Closing Date.

“Pre-Closing Tax Period” shall mean any taxable period ending on or prior to the Closing Date and, in the case of any Straddle Period, the portion of such period ending on the Closing Date.

“Privacy Requirements” shall have the meaning set forth in Section 4.9(l).

“Private Data” shall have the meaning set forth in Section 4.25(a).

“Protest Notice” shall have the meaning set forth in Section 3.6(b).

“Real Property Lease” shall have the meaning set forth in Section 4.8(a)(ii).

“Release” shall mean any releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, dumping or disposing into the environment.

“Representatives” of a specified Person shall mean the directors, officers, employees, Affiliates, agents, investment bankers, financial advisors, attorneys, accountants, advisors, brokers, finders or consultants of such specified Person or any of its respective Subsidiaries or Affiliates.

“Required Letters of Transmittal” shall have the meaning set forth in Section 6.2.

“Restricted Shares” shall have the meaning set forth in Section 4.2.

“Sample Statement” shall have the meaning set forth in Section 3.3.

“Schedule Update” shall have the meaning set forth in Section 6.9.

“Schedules” shall mean the disclosure schedules to this Agreement.

“Series A Shares” shall have the meaning set forth in Section 4.2.

“Series A Common Stock” shall have the meaning set forth in Section 2.6(c).

“Series B Common Stock” shall have the meaning set forth in Section 2.6(c).

“Series B Shares” shall have the meaning set forth in Section 4.2.

“Settlement Agreement” shall have the meaning set forth in the definition of Cleveland Clinic Matters, above.

“Shrink Wrap Code” shall have the meaning set forth in Section 4.9(b).

“Stock Closing Payment” means the number of shares of Huron Common Stock equal to the quotient (rounded, if necessary, to the nearest whole number) obtained by dividing (x) $2,000,000 by (y) the average of the daily closing prices per share of Huron Common Stock on the NASDAQ, as reported in the Wall Street Journal, for the ten (10) consecutive trading days prior to the date of the Agreement.

“Stock Option and Grant Plan” means the Studer Holdings, Inc. 2011 Stock Option and Grant Plan.

“Stock Options” shall have the meaning set forth in Section 4.2.

“Stockholder” shall have the meaning set forth in Section 2.6.

“Stockholder Indemnified Parties” shall have the meaning set forth in Section 9.2.

“Stockholder Losses” shall have the meaning set forth in Section 9.2.

“Stockholder Notice” shall have the meaning set forth in Section 6.2.

“Stockholder Written Consent” shall have the meaning set forth in Section 6.2.

“Stockholders’ Expense Amount” means the amount of $250,000.

“Stockholders’ Expense Amount Per Share” means the quotient obtained by dividing (i) the portion of the Stockholders’ Expense Amount to be released to the Stockholders and Optionholders from time to time in accordance with Section 3.1(c), by (ii) the Fully Diluted Shares Outstanding.

“Stockholders’ Representative” shall have the meaning set forth in the Preamble to this Agreement.

“Stockholders’ Representative Group” shall have the meaning set forth in Section 11.15(d).

“Straddle Period” means a taxable period that begins on or before the Closing Date and ends after the Closing Date.

“Subsidiary” means, with respect to any Person, any corporation, association, partnership, limited liability company, trust or other entity of which at least fifty percent (50%) of the total voting power, whether by way of contract or otherwise, of shares of capital stock or other equity interests (including limited liability company or partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly (e.g., through another Subsidiary), by such Person or one or more of its Subsidiaries. For the avoidance of doubt, a Subsidiary includes any direct or indirect Subsidiary (e.g., a Subsidiary of a Subsidiary).

“Success Share Program” shall have the meaning set forth in Section 4.14(l).

“Surviving Corporation” shall have the meaning set forth in Section 2.1.

“Tax” and “Taxes” mean (a) any tax of any kind, including net or gross income, estimated, corporation, advance corporation, gross receipts, transfer, excise, property, sales, use, value-added, ad valorem, goods and services, premium, real or personal property, customs, capital gains, stamp, documentary, severance, prohibited transactions, environmental, alternative or add-on minimum, occupation, license, payroll, pay-as-you-earn, withholding, unemployment, social security (or similar) and franchise or other duty, imposition, liability, assessment, or other governmental charge of any kind whatsoever in the nature of a tax, including any interest, penalties or additions imposed with respect to such amounts, (b) any liability for the payment of any amounts described in clause (a) (including any interest, penalties or additions imposed with respect to such amounts) as a result of being a member of an affiliated, consolidated, combined, unitary or similar group, including as a result of being (or having been) included or required to be included in any Tax Return related thereto, or as a result of transferor or successor liability, and (c) any liability for the payments of any amounts as a result of being a party to any agreement or as a result of any express or implied obligation to indemnify any other Person with respect to payment of any amount of the type described in clause (a) or (b) (including any interest, penalties or additions imposed with respect to such amounts).

“Tax Benefit” shall have the meaning set forth in Section 9.6.

“Tax Contest” shall have the meaning set forth in Section 10.3(a).

“Tax Return” shall mean any report, return, election, notice, information statement, declaration, claim or other form of document (including all schedules, exhibits and other attachments thereto) relating to Taxes and filed or required to be filed with a Governmental Authority in connection with any Tax, including any amendment thereof.

“Third Party Licenses” shall mean agreements (whether written or oral, including license agreements, research agreements, development agreements, distribution agreements, settlement agreements, consent to use agreements and covenants not to sue) granting any right to use, practice or register any rights in any Intellectual Property to the Company or any of its Subsidiaries.

“Third Party Payment” shall have the meaning set forth in Section 9.6.

“Trade Secrets” shall have the meaning set forth in the definition of “Intellectual Property.”

“Transaction Expenses” means all unpaid fees, costs, expenses, payments or expenditures of the Company, any Subsidiary of the Company or a Stockholder (for which the Company or any of its Subsidiaries is liable) incurred through the Closing in connection with this Agreement, the transactions contemplated by this Agreement or the consideration of any similar transactions with other Persons, including (a) payments, bonuses or severance which become due or are otherwise required to be made as a result of or in connection with the Closing or as a result of any change of control or other similar provisions, including the bonuses set forth on Schedule 1(d) (the “Transaction Bonuses”), (b) the employer portion of any payroll, employment or other Taxes, if any, required to be paid by Parent (on behalf of the Company) or the Company with respect to the amounts payable pursuant to this Agreement on or promptly following the Closing Date, (c) the costs, fees and expenses payable to the Company’s (or any of its Subsidiary’s) and any Stockholder’s legal counsel (to the extent the Company or any of its Subsidiaries is liable), investment bankers, brokers, accountants and other advisors, (d) the cost of the D&O Tail Policy and (e) the costs, fees and expenses payable to the Paying Agent, in excess of $1,000,000 in the aggregate in respect of subclauses (a) through (e). For the avoidance of doubt, the purchase of any Parent Purchased Tail Policies by the Company or any of its Subsidiaries shall not be considered a Transaction Expense hereunder and the amounts paid by the Company or any of its Subsidiaries for Parent Purchased Tail Policies shall be disregarded for purposes of calculating Estimated Closing Date Cash and Closing Date Cash hereunder.

“Transfer Taxes” shall have the meaning set forth in Section 10.5.

“Transfer Tax Returns” shall have the meaning set forth in Section 10.5.

“Unaudited Financial Statements” shall have the meaning set forth in Section 4.5(a).

ARTICLE II

THE MERGER

2.1 The Merger. Subject to the terms and conditions of this Agreement and in accordance with the DGCL, at the Effective Time, the Company and MergerCo shall consummate the Merger pursuant to which (a) MergerCo shall be merged with and into the Company and the separate corporate existence of MergerCo shall thereupon cease, (b) the Company shall be the surviving corporation in the Merger (the “Surviving Corporation”) and shall continue to be governed by the laws of the State of Delaware and (c) the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. The Merger shall have the effects specified in the DGCL.

2.2 Effective Time. On the Closing Date, the Company shall duly execute a certificate of merger in the form attached hereto as Exhibit D (the “Certificate of Merger”) and file such Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL. The Merger shall become effective at such time as the Certificate of Merger, accompanied by payment of the filing fee (as provided in the DGCL), has been examined by, and received the endorsed approval of, the Secretary of State of the State of Delaware, or at such subsequent time as Parent and the Company shall agree and shall specify in the Certificate of Merger (the date and time the Merger becomes effective being the “Effective Time”). Among other things, the Certificate of Merger shall effect the changes to the certificate of incorporation and by-laws of the Company set forth in Section 2.3.

2.3 Certificate of Incorporation and By-laws. The certificate of incorporation of MergerCo, as in effect immediately prior to the Effective Time, shall at the Effective Time be the certificate of incorporation of the Surviving Corporation until thereafter amended, restated, repealed or otherwise modified as provided by law and by the terms of such certificate of incorporation. The by-laws of MergerCo, as in effect immediately prior to the Effective Time, shall be at the Effective Time the by-laws of the Surviving Corporation until thereafter amended as provided by law, by the terms of the certificate of incorporation of the Surviving Corporation and by the terms of such by-laws.

2.4 Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 155 North Wacker Drive, Chicago, Illinois, at 10:00 a.m., local time, on the date which is two (2) Business Days after the date on which all conditions set forth in Article VII shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing) or such other time and place as the Parties may mutually agree. The date of the Closing is referred to herein as the “Closing Date.”

2.5 Directors and Officers. The directors and officers of MergerCo immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation as of the Effective Time, each to hold office in accordance with the certificate of incorporation and by-laws of the Surviving Corporation.

2.6 Effect of the Merger on Capital Stock of the Constituent Corporations. As of the Effective Time, by virtue of the Merger and without any action on the part of the holders of any Company Stock (the “Stockholders”) or capital stock of MergerCo or any other Person:

(a) Each share of the capital stock of MergerCo issued and outstanding immediately prior to the Effective Time shall be converted into one (1) fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation.

(b) Each share of Company Stock that is owned by the Company (as treasury stock or otherwise) or any of its direct or indirect wholly owned Subsidiaries, shall automatically be canceled and retired and shall cease to exist, and no cash or other consideration shall be delivered or deliverable in exchange therefor.

(c) Each share of the Company’s Series A Voting Common Stock, par value $0.001 per share (“Series A Common Stock”), and of the Company’s Series B Non-Voting Common Stock, par value $0.001 per share (“Series B Common Stock,” and together with the Series A Common Stock and Restricted Shares, the “Company Stock”), issued and outstanding immediately prior to the Effective Time (other than shares to be canceled in accordance with Section 2.6(b) and any Dissenting Shares) will be converted into the right to receive the Merger Consideration Per Share, in cash, without interest, in accordance with the terms and conditions of this Agreement and the Escrow Agreement, and after such conversion, all such shares of Company Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist. Each holder of a stock certificate which immediately prior to the Effective Time represented any such shares of Company Stock (a “Company Stock Certificate”) shall cease to have any rights with respect thereto, except the right to receive, upon the surrender of such Company Stock Certificate or the delivery of an affidavit as described in Section 3.2(b), the Merger Consideration Per Share.

2.7 Effect on Options and Restricted Stock.

(a) The Company shall take all actions necessary, including adopting any necessary resolutions, in accordance with the Stock Option and Grant Plan to provide that, as of the Effective Time, all Stock Options shall automatically be canceled and extinguished, and each holder of Stock Options (“Optionholder”), including Stock Options vesting in connection with the Merger, shall have the right to receive in respect of each Stock Option held by such Optionholder: (i) an amount equal to the positive difference between the Net Closing Payment Per Share over the applicable exercise price per share for each share of Company Stock subject to such Stock Option (the “Option Closing Payment”), plus (ii) the right to receive the Escrow Consideration Per Share from time to time, if any, for each share of Company Stock subject to such Stock Option, plus (iii) the right to receive the Adjustment Amount Per Share, if any, for each share of Company Stock subject to such Stock Option, plus (iv) the right to receive the Stockholders’ Expense Amount Per Share from time to time, if any, for each share of Company Stock subject to such Stock Option (the sum of (i)-(iv), the “Option Cashout Consideration”). Promptly following the date hereof, the Parent and the Company shall send a release agreement substantially in the form attached hereto as Exhibit G (“Optionholder Release Agreement”) to all Optionholders (other than Optionholders that are receiving a Letter of Transmittal). If a holder delivers to the Parent and Company a duly executed Optionholder Release Agreement, together with such other documents as may be reasonably requested, the Optionholder shall be entitled at the Closing to the Option Closing Payment which shall be paid in accordance with Section 3.1(b). All other portions of the Option Cashout Consideration, if any, shall be paid to each Optionholder to the extent provided in the applicable provisions of this Agreement and the Escrow Agreement, and shall be subject to and reduced by all applicable federal, state and local withholding taxes. The Option Closing Payment and the Stockholders’ Expense Amount Per Share allocable to Stock Options shall be treated for tax purposes as compensation paid to the Optionholders at the Closing, and the Escrow Consideration Per Share and the Adjustment Amount Per Share payable in respect of Stock Options shall be treated for tax purposes as compensation paid at the time such payments, if any, are made to the holders of Stock Options.

(b) The Company shall take all actions necessary, including obtaining any adopting any necessary resolutions, in accordance with the Stock Option and Grant Plan to provide that each Restricted Share (including Restricted Shares the vesting of which accelerates in connection with the Merger) shall each receive the Merger Consideration Per Share in accordance with Section 2.6(c), subject to the applicable terms and conditions of this Agreement and the Escrow Agreement, and shall be subject to and reduced by all applicable federal, state, and local withholding taxes.

2.8 Stock Closing Payments. Notwithstanding anything in this Agreement to the contrary, including Section 2.6(c), at the Closing, the Parties agree that Parent shall pay to the Stockholders set forth on Schedule 2.8 the aggregate Stock Closing Payment in lieu of an amount equal to $2,000,000 of the total cash Merger Consideration Per Share which such Stockholders are entitled to receive pursuant to this Agreement. It is further acknowledged and agreed that the Parent may distribute the Stock Closing Payment to such Stockholders through a means other than the Paying Agent upon the consent of such Stockholders.

ARTICLE III

PAYMENTS; APPRAISAL RIGHTS

3.1 Payments at Closing.

(a) Payment Fund Amount. At the Closing, Parent shall deposit with Citibank, N.A., a national banking association, as depository agent, and Continental Stock Transfer & Trust Company, a New York corporation, as paying agent (together, the “Paying Agent”) in accordance with the paying agent agreement by and among the Parent, Stockholders’ Representative and the Paying Agent substantially in the form attached hereto as Exhibit C (the “Paying Agent Agreement”), for the benefit of the Stockholders, for payment through the Paying Agent in accordance with this Section 3.1, (i) the Stock Closing Payment and (ii) cash in an amount equal to the sum of (A) the product obtained by multiplying (x) the Net Closing Payment Per Share by (y) the number of shares of Company Stock issued and outstanding immediately prior to the Effective Time, minus (B) $2,000,000 ((i) and (ii) collectively, the “Payment Fund”). The Company shall pay all fees and expenses associated with the hiring and retention of the Paying Agent. The Paying Agent shall, pursuant to irrevocable instructions, make the payments provided for in Section 3.2 out of the Payment Fund. The Payment Fund shall not be used for any other purpose, except as provided in this

Agreement. The Paying Agent shall invest any cash included in the Payment Fund as directed by Parent in direct obligations of the U.S. Treasury, on a daily basis. Any interest and other income resulting from such investments shall be the property of and will be promptly paid to Parent. If for any reason (including losses) the cash in the Payment Fund shall be insufficient to fully satisfy all of the payment obligations to be made by the Paying Agent hereunder, Parent or the Surviving Corporation shall promptly deposit cash into the Payment Fund in an amount that is equal to the deficiency in the amount of cash required to fully satisfy such payment obligations.

(b) Option Fund Amount. At the Closing, Parent shall deposit with the Surviving Corporation, for the benefit of the holders of Stock Options outstanding immediately prior to the Effective Time, including Stock Options vesting in connection with the Merger, for payment through the Surviving Corporation in accordance with this Section 3.1(b), cash in an amount equal to the aggregate Option Closing Payments (the “Option Fund”). As soon as reasonably practicable following the Closing, and in any event within five (5) Business Days of the Closing Date, the Surviving Corporation shall pay all Option Closing Payments owing to an Optionholder pursuant to Section 2.7(a), without interest and subject to and reduced by all applicable federal, state and local withholding taxes, through a special payroll, by check, direct deposit or wire transfer of immediately available funds from the Option Fund.

(c) Stockholders’ Expense Amount. At the Closing, Parent shall deposit cash in an amount equal to the Stockholders’ Expense Amount into an account designated by the Stockholders’ Representative. The Stockholders’ Expense Amount shall be held by the Stockholders’ Representative as agent and in trust for the benefit of the Stockholders and the Optionholders and shall only be used to fund reasonable expenses incurred by the Stockholders’ Representative in the performance of its duties and obligations hereunder for the benefit of the Stockholders and the Optionholders. The Stockholders’ Representative will hold the Stockholders’ Expense Amount in a segregated account separate from its or any other party’s corporate funds and will not subject it to any lien, attachment, trustee process or any other judicial process unless compelled to do so by such process. The Stockholders’ Representative is not providing any investment supervision, recommendations or advice and shall have no responsibility or liability for any loss of principal of the Stockholders’ Expense Amount other than as a result of its gross negligence or willful misconduct. The Stockholders’ Expense Amount will be held by the Stockholders’ Representative until such time as the Stockholders’ Representative determines, in its sole discretion, that the Stockholders and the Optionholders shall have no further expenses to be incurred in connection with the transactions contemplated by this Agreement. Any portion of the Stockholders’ Expense Amount remaining after such date shall be allocated and paid by the Stockholders’ Representative to the Stockholders and Optionholders as follows:

(i) The portion of the Stockholders’ Expense Amount that is payable to the Stockholders in respect of their Company Stock shall be paid by the Stockholders’ Representative to the Paying Agent on behalf of the Stockholders, for further distribution and payment by the Paying Agent, of an amount to each Stockholder equal to the product obtained by multiplying (x) the number of shares of Company Stock held by such Stockholder as of immediately prior to the Effective Time by (y) the Stockholders’ Expense Amount Per Share. The Paying Agent shall make such payments as promptly as reasonably practicable, but in no event later than the first Business Day following the receipt of the applicable funds from the Stockholders’ Representative.

(ii) The portion of the Stockholders’ Expense Amount that is payable to the Optionholders in respect of their Stock Options shall be paid by the Stockholders’ Representative to the Surviving Corporation on behalf of the Optionholders, for further distribution and payment by the Surviving Corporation, of an amount (subject to and reduced by all applicable federal, state and local withholding Taxes) to each Optionholder equal to the product obtained by multiplying (x) the number of shares of Company Stock subject to all Stock Options held by such Optionholder as of immediately prior to the Effective Time, by (y) the Stockholders’ Expense Amount Per Share. Such payment shall be made by the Surviving Corporation. The Surviving Corporation shall make such payments as promptly as reasonably practicable, but in no event later than the next regularly scheduled payroll date following the receipt of the applicable funds from the Stockholders’ Representative; provided that if such regularly scheduled payroll date is within five (5) Business Days of the receipt of such funds by the Surviving Corporation, then the Surviving Corporation shall pay such funds on the next regularly scheduled payroll date thereafter.

(d) Escrow Amount. At the Closing, Parent shall deposit the Escrow Amount with the Escrow Agent. The Escrow Amount plus all income accrued thereon (the “Escrow Fund”) shall be maintained by the Escrow Agent to secure certain obligations of the Stockholders and Optionholders under this Agreement. The Escrow Fund shall be administered and payable during the Escrow Period in accordance with an escrow agreement by and among the Stockholders’ Representative, the Surviving Corporation, Parent and the Escrow Agent substantially in the form attached hereto as Exhibit A (the “Escrow Agreement”). All parties hereto agree for all tax purposes that Parent shall be treated as the owner of the Escrow Fund, and all interest and earnings derived from the investment and reinvestment of the Escrow Fund, or any portion thereof, shall be allocable to Parent pursuant to Section 468B(g) of the Code and Proposed Treasury Regulation Section 1.468B-8; provided that forty-five percent (45%) of any interest or other earnings earned from the investment and reinvestment of the Escrow Fund shall be distributed to Parent as soon as practicable after the end of each such calendar quarter or, if disbursement of some or all of the amounts held in the Escrow Fund is to be made pursuant to the terms of the Escrow Agreement before the end of a calendar quarter, at the time of such disbursement. No party shall take any action or filing position that is inconsistent with the foregoing. If any portion of the Escrow Fund is released for the benefit of the Stockholders and Optionholders pursuant to the Escrow Agreement, then such amount shall be released by the Escrow Agent to the Stockholders and Optionholders as follows:

(i) The released portion of the Escrow Fund that is payable to the Stockholders in respect of their Company Stock shall be paid by the Escrow Agent to the Paying Agent on behalf of the Stockholders, for further distribution and payment by the Paying Agent, of an amount to each Stockholder equal to the product obtained by multiplying (x) the number of shares of Company Stock held by such Stockholder as of immediately prior to the Effective Time by (y) the Escrow Consideration Per Share. The Paying Agent shall make such payments as promptly as reasonably practicable, but in no event later than the first Business Day following the receipt of the applicable funds from the Escrow Agent.

(ii) The released portion of the Escrow Fund that is payable to the Optionholders in respect of their Stock Options shall be paid by the Escrow Agent to the Surviving Corporation on behalf of the Optionholders, for further distribution and payment by the Surviving Corporation, of an amount (subject to and reduced by all applicable federal, state and local withholding taxes) to each Optionholder equal to the product obtained by multiplying (x) the number of shares of Company Stock subject to all Stock Options held by such Optionholder as of immediately prior to the Effective Time, by (y) the Escrow Consideration Per Share. The Surviving Corporation shall make such payments as promptly as reasonably practicable, but in no event later than the next regularly scheduled payroll date following the receipt of the applicable funds from the Escrow Agent; provided that if such regularly scheduled payroll date is within five (5) Business Days of the receipt of such funds by the Surviving Corporation, then the Surviving Corporation shall pay such funds on the next regularly scheduled payroll date thereafter.

(e) Certain Restricted Actions on the Closing Date. From and after the Effective Time on the Closing Date until the day immediately following the Closing Date, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, operate in the ordinary course of business.

3.2 Exchange of Certificates.

(a) As soon as reasonably practicable following the date of this Agreement and in any event not less than five (5) Business Days following the date of this Agreement, and provided that the Company has timely provided any required information to Parent in connection therewith, Parent shall use its reasonable best efforts to cause the Paying Agent to mail to each record holder of a Company Stock Certificate a letter of transmittal and instructions in the form attached hereto as Exhibit B (the “Letter of Transmittal”). After the Closing, if a Stockholder surrenders to the Paying Agent a Company Stock Certificate together with such Letter of Transmittal, and such other documents as may be reasonably requested pursuant to the instructions included with the Letter of Transmittal, such Stockholder shall be entitled to receive from the Paying Agent in exchange therefor (subject to Section 2.8, if applicable), cash in an amount equal to the product of (x) the number of shares represented by such Company Stock Certificates multiplied by (y) the Net Closing Payment Per Share. No interest will be paid or accrued on the Net Closing Payment Per Share payable upon the surrender of the Company Stock Certificates. If a holder surrenders to the Paying Agent a Company Stock Certificate, together with such Letter of Transmittal duly executed, and such other documents as may be reasonably requested pursuant to such instructions, any time prior to the close of business on the date that is two (2) Business Days prior to the Closing Date, and such holder is the record holder as of the Closing Date, then the Parent shall use its reasonable best efforts to cause the Paying Agent to pay the holder of such Certificate on the Closing Date in accordance with this Section 3.2(a), and such Certificate shall forthwith be canceled. If payment is to be made to a Person other than the Person in whose name the Company Stock Certificate surrendered is registered, it shall be a condition of payment that such Company Stock Certificate shall be properly endorsed or otherwise in proper form for transfer and delivered to the Paying Agent with all documents required to evidence and effect such transfer and that the Person requesting such payment pay any transfer or other taxes required by reason of the payment to a Person other than the registered holder of such Company Stock Certificate or establish to the satisfaction of the Paying Agent that such tax has been paid or is not applicable.

(b) If any Company Stock Certificate shall have been lost, stolen or destroyed, upon the execution of and delivery to the Paying Agent and Parent of an affidavit of that fact by the Person claiming such Company Stock Certificate to be lost, stolen or destroyed, the Paying Agent shall deliver in exchange for such lost, stolen or destroyed Company Stock Certificate the Merger Consideration Per Share for each share of Company Common Stock formerly represented by such Company Stock Certificate.

(c) To the extent permitted by applicable law, none of Parent, MergerCo, the Company, the Surviving Corporation or the Paying Agent shall be liable to any Person in respect of any Merger Consideration Per Share from the Payment Fund properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Company Stock Certificate shall not have been surrendered prior to twelve (12) months after the Effective Time, any such shares, cash, dividends or distributions in respect of such Company Stock Certificate shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

(d) At the Effective Time, the stock transfer books of the Company shall be closed and no further registration of transfers of shares shall thereafter be made on the records of the Company. If, after the Effective Time, Company Stock Certificates are presented to the Surviving Corporation for transfer, they shall be canceled and exchanged for the Merger Consideration Per Share, as provided in this Article III, subject to applicable law in the case of Dissenting Shares.

3.3 Estimated Closing Balance Sheet; Estimated Closing Date Net Working Capital; Estimated Closing Date Cash; Estimated Closing Date Indebtedness. Not less than three (3) Business Days prior to the Closing Date and in no event more than ten (10) Business Days prior to the Closing Date, the Company shall, acting reasonably and in good faith, prepare and deliver to Parent (i) the Estimated Closing Balance Sheet, (ii) a calculation of the Estimated Closing Date Net Working Capital, (iii) a calculation of the Estimated Closing Date Cash, (iv) a calculation of the Estimated Closing Date Indebtedness, (v) an estimate of the Transaction Expenses, (vi) the Company’s calculation of the Estimated Net Working Capital Adjustment Amount, together with any information that Parent may reasonably request to verify the amounts reflected in any of the foregoing and (vii) an update to the Allocation Percentages set forth on Schedule 1(a) (the “Estimated Closing Statement”). The calculations and estimate referred to in subclauses (i) – (vi) of the immediately preceding sentence shall be calculated on a basis consistent with GAAP, and using the same accounting practices, policies, judgments and methodologies (including with respect to reserves and revenue recognition) used in the preparation of the audited Financial Statements and in the calculation of the NWC Target (subject to the absence of footnote disclosures and other presentation items and changes resulting from the year-end adjustments set forth on Schedule 3.3(a)) (“Applicable Accounting Principles”). Illustrative examples showing the calculations required to prepare the Estimated Closing Statement are set forth in Schedule 3.3(b) (“Sample Statement”). Upon receipt of the Estimated Closing Statement, Parent shall have the opportunity to review the Estimated Closing Statement and, to the extent Parent has any good faith objections thereon, Parent and the Company will negotiate such objections in good faith. If by two (2) days prior to the Closing Date, the Parties have not agreed on the Estimated Closing Date Net Working Capital and the Estimated Closing Date Net Working Capital proposed by the Company exceeds the NWC Target by $1,000,000 or more, then for purposes of (x) calculating the Net Merger Consideration payable to the Stockholders and Optionholders under Section 3.1 and (y) determining the Adjustment Amount in accordance with Section 3.6, the Estimated Closing Date Net Working Capital shall equal the NWC Target plus $1,000,000; provided that, notwithstanding anything to the contrary in this Agreement, any reduction of the Estimated Closing Date Net Working Capital amount from the amount set forth in the Estimated Closing Statement pursuant to this sentence shall not limit, modify or affect in any respect the determination of the Closing Date Net Working Capital amount in accordance with Section 3.6 and, for the avoidance of doubt, the Stockholders’ Representative shall not be estopped or otherwise limited in asserting in a Protest Notice or otherwise that the Closing Date Net Working Capital equals the amount set forth in the Estimated Closing Statement (or any other amount).

3.4 Payments at Closing for Indebtedness. At the Closing, Parent and MergerCo shall provide sufficient funds to the Surviving Corporation to enable the Surviving Corporation to repay the Estimated Closing Date Indebtedness. Parent and MergerCo will cooperate in arranging for such repayment and shall take such reasonable actions as may be necessary to facilitate such repayment and to facilitate the release, in connection with such repayment, of any Lien securing the Estimated Closing Date Indebtedness.

3.5 Payments at Closing for Transaction Expenses. At the Closing, Parent and MergerCo shall provide sufficient funds to the Surviving Corporation to enable the Surviving Corporation to pay all outstanding Transaction Expenses set forth on the Estimated Closing Statement. At the Closing, but effective immediately prior to the Closing, the Company shall pay the unpaid Transaction Expenses set forth on the Estimated Closing Statement.

3.6 Post-Closing Adjustments.

(a) Closing Statement. On or prior to the date that is one hundred and twenty (120) days following the Closing, the Surviving Corporation shall prepare and deliver to the Stockholders’ Representative (i) an unaudited consolidated balance sheet of the Company and its Subsidiaries as of the close of business on the Closing Date, which balance sheet shall not give effect to the Merger or any financing transactions in connection therewith (the “Closing Balance Sheet”), (ii) a calculation of the Net Working Capital of the Company and its wholly-owned Subsidiaries as of the close of business on the Closing Date (“Closing

Date Net Working Capital”), (iii) a calculation of the Cash of the Company and its wholly-owned Subsidiaries as of the close of business on the Closing Date (“Closing Date Cash”), and (iv) a calculation of the aggregate amount of all Indebtedness of the Company and its wholly owned Subsidiaries as of the close of business on the Closing Date (the “Closing Date Indebtedness”), in each case, determined without giving effect to the consummation of the Merger or any financing transactions in connection therewith (the “Closing Statement”). The Closing Statement shall be prepared in accordance with the Sample Statement and the Applicable Accounting Principles and otherwise in accordance with the requirements of this Agreement; provided that, solely for purposes of the Surviving Corporation’s calculation of Closing Date Net Working Capital, any accounts receivable that are aged over 90 days as of the Closing Date, and that have not been collected as of the date of the delivery of the Closing Statement, shall be excluded from such calculation. The Closing Statement and the preparation thereof shall be for the sole purpose of determining the Adjustment Amount.

(b) Review Period. Within thirty (30) days of the Surviving Corporation’s delivery to the Stockholders’ Representative of the Closing Statement, the Stockholders’ Representative may deliver written notice (the “Protest Notice”) to the Surviving Corporation of any objections, specifying in reasonable detail any contested amounts and the basis therefor, which the Stockholders’ Representative may have to the Closing Statement. The sole permissible grounds for objection shall be that the Closing Balance Sheet and/or the calculations of the Closing Date Net Working Capital, Closing Date Cash and Closing Date Indebtedness were not calculated in accordance with this Agreement. The failure of the Stockholders’ Representative to deliver such Protest Notice within the prescribed time period will constitute the Stockholders’ Representative’s acceptance as final of the Closing Statement as determined by the Surviving Corporation. Any amounts not disputed in the Protest Notice (if one is delivered) shall be deemed to be accepted by the Stockholders’ Representative as final. Upon receipt of the Closing Statement, the Stockholders’ Representative and its accountants will be given reasonable access to the Surviving Corporation’s relevant books, records, workpapers and personnel during reasonable business hours for the purpose of verifying the Closing Statement.

(c) Disputes. If the Surviving Corporation and the Stockholders’ Representative are unable to resolve any disagreement with respect to the Closing Statement within thirty (30) days following the Surviving Corporation’s receipt of a Protest Notice, then the Parties shall mutually retain KPMG LLP or if such firm is unable to perform such services, then a nationally recognized independent accounting firm mutually selected by Parent and the Stockholders’ Representative (such firm referred to as the “Accountants”) and refer solely the items and amounts in dispute to the Accountants for final determination within forty-five (45) days after such referral. The determination by the Accountants of the items and amounts in dispute shall be based solely on presentations by the Surviving Corporation and the Stockholders’ Representative and shall not involve the Accountants’ independent review. Any determination by the Accountants shall not be outside the range defined by the respective amounts in the Closing Statement proposed by the Surviving Corporation and the Stockholders’ Representative’s proposed adjustments thereto, and such determination shall be final, binding and non-appealable upon the Parties. Each of the Surviving Corporation, on the one hand, and the Stockholders’ Representative (on behalf of the Stockholders and

Optionholders) on the other hand, shall bear that percentage of the fees and expenses of the Accountants equal to the proportion (expressed as a percentage) of the dollar value of the disputed amounts determined in favor of the other party by the Accountants. Subject to the foregoing, each of the Surviving Corporation and the Stockholders’ Representative agrees to use commercially reasonable efforts to cooperate with the Accountants in their determination of the amounts set forth in the Closing Statement.

(d) Adjustment Amount. The “Adjustment Amount,” which may be positive or negative, shall mean zero:

(i) plus (A) Closing Date Net Working Capital, minus (B) the Estimated Closing Date Net Working Capital;

(ii) plus (A) the absolute value of the amount of Estimated Closing Date Indebtedness, minus (B) the absolute value of the amount of Closing Date Indebtedness;

(iii) plus the Closing Date Cash minus the Estimated Closing Date Cash;

(iv) minus the fees and expenses of the Accountants borne by the Stockholders’ Representative pursuant to Section 3.6(c), if any; and

(v) minus any Transaction Expenses then known that were not reflected in the calculation of the Net Merger Consideration.

If the Adjustment Amount is a positive number, the Aggregate Merger Consideration shall be increased by the Adjustment Amount, and if the Adjustment Amount is a negative number, the Aggregate Merger Consideration shall be decreased by the absolute value of the Adjustment Amount. The Adjustment Amount shall be paid in accordance with Section 3.6(e).

(e) Payment. Within five (5) Business Days of the determination of the Adjustment Amount:

(i) if the Adjustment Amount is less than $0, an amount in cash equal to the absolute value of the Adjustment Amount shall be paid from the Escrow Fund to Parent in accordance with the Escrow Agreement; or

(ii) if the Adjustment Amount is greater than $0, Parent shall pay to the Paying Agent (on behalf of the Stockholders) and the Surviving Corporation (on behalf of the Optionholders), an amount equal to the Adjustment Amount which shall be allocated and paid to the Stockholders and Optionholders as follows:

(A) The portion of the Adjustment Amount that is payable to the Stockholders in respect of their Company Stock shall be paid by Parent to the Paying Agent on behalf of the Stockholders, for further distribution and payment by the Paying Agent, of an amount to each Stockholder equal to the product obtained by multiplying (x) the number of shares of Company Stock held by such Stockholder as of immediately prior to the Effective Time by (y) the Adjustment Amount Per Share. The Paying Agent shall make such payments as promptly as reasonably practicable, but in no event later than the first Business Day following the receipt of the applicable funds from Parent.

(B) The portion of the Adjustment Amount that is payable to the Optionholders in respect of their Stock Options shall be paid by Parent to the Surviving Corporation on behalf of the Optionholders, for further distribution and payment by the Surviving Corporation, of an amount (subject to and reduced by all applicable federal, state and local withholding taxes) to each Optionholder equal to the product obtained by multiplying (x) the number of shares of Company Stock subject to all Stock Options held by such Optionholder as of immediately prior to the Effective Time, by (y) the Adjustment Amount Per Share. The Surviving Corporation shall make such payments as promptly as reasonably practicable, but in no event later than the next regularly scheduled payroll date following the receipt of the applicable funds from Parent; provided that if such regularly scheduled payroll date is within five (5) Business Days of the receipt of such funds by the Surviving Corporation, then the Surviving Corporation shall pay such funds on the next regularly scheduled payroll date thereafter.

3.7 Appraisal Rights.

(a) Notwithstanding anything in this Agreement to the contrary, any shares of Company Stock that are issued and outstanding immediately prior to the Effective Time and that are held by Stockholders who, in accordance with Section 262 of the DGCL (the “Appraisal Rights Provisions”) (i) have not executed a written consent adopting and approving this Agreement and (ii) shall have demanded properly in writing appraisal for such shares, and not effectively withdrawn, lost or failed to perfect their rights to appraisal (collectively, the “Dissenting Shares”), will not be converted as described in Section 2.6, but at the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, shall be canceled and shall cease to exist and shall represent the right to receive only those rights provided under the Appraisal Rights Provisions; provided, however, that all shares of Company Stock held by Stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such shares of Company Stock under the Appraisal Rights Provisions shall thereupon be deemed to have been canceled and retired and to have been converted, as of the Effective Time, into the right to receive the Merger Consideration Per Share, without interest, in the manner provided in Section 2.6. Persons who have perfected statutory rights with respect to Dissenting Shares as aforesaid will not be paid by the Surviving Corporation as provided in this Agreement and will have only such rights as are provided by the Appraisal Rights Provisions with respect to such Dissenting Shares. The Company shall give Parent and MergerCo prompt notice of any demands received by the Company for the exercise of appraisal rights with respect to shares of Company Stock. The Company shall not, except with the prior written consent of Parent (which consent shall not be unreasonably conditioned, withheld or delayed), make any payment with respect to, or settle or offer to settle, any such demands.

(b) Each dissenting Stockholder who becomes entitled under the Appraisal Rights Provisions to payment for Dissenting Shares shall receive payment therefor after the Effective Time from the Surviving Corporation (but only after the amount thereof shall have been agreed upon or finally determined pursuant to the Appraisal Rights Provisions), and such shares of Company Stock shall be canceled.

3.8 Withholding. Notwithstanding anything in this Agreement to the contrary, the Paying Agent, Stockholders’ Representative, Parent and the Surviving Corporation shall be required, and Parent shall be entitled, to deduct and withhold, as the case may be, from the consideration otherwise payable to any Stockholder or Optionholder pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payments under the Code, or any provision of any Tax Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid in accordance with this Agreement to the Stockholder or Optionholder in respect of which such deduction and withholding was made, and such amounts shall be delivered by the Paying Agent, Stockholders’ Representative, Parent or the Surviving Corporation, as the case may be, to the applicable Governmental Authority.

3.9 Allocation of Consideration. The payment by Parent of the Merger Consideration Per Share and the Option Cashout Consideration shall constitute payment by Parent to each Stockholder and Optionholder, as applicable, and satisfaction of Parent’s obligation to pay such amount hereunder.

3.10 Payments. All payments required to be made pursuant to this Agreement shall be made by wire transfer of immediately available funds to an account designated in writing by the recipient of such payment at least two (2) Business Days prior to such payment.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent and MergerCo, as of the date hereof and as of the Closing Date, as follows:

4.1 Organization; Authority.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite power and authority to own, lease and operate its properties and assets and to carry on its operations as now being conducted. The Company is duly qualified or licensed and in good standing to do business in each jurisdiction in which the property or assets owned, leased or operated by the Company or the nature of the business conducted by the Company makes such qualification necessary, except where the failure to be so duly qualified or licensed and in good standing would not individually or in the aggregate have a Company Material Adverse Effect. Schedule 4.1 sets forth a list of all jurisdictions where the Company is qualified to do business. The Company has heretofore made available to Parent complete and correct copies of the Organizational Documents of the Company, as currently in effect.

(b) The Company has full legal right and corporate power and authority to enter into and perform its obligations under this Agreement. The execution and delivery of this Agreement and the performance by the Company of its covenants and agreements hereunder have been duly and validly authorized by the Company Board. This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except that (a) such enforcement may be subject to any bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other laws, now or hereafter in effect, relating to or limiting creditors’ rights generally, and (b) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

4.2 Equity Securities. As of the date of this Agreement, the total number of shares of capital stock across all classes and series which the Company has authority to issue is 165,757,805, which are divided into series as follows: (a) 150,000,000 shares of Series A Common Stock and (b) 15,757,805 shares of Series B Common Stock. Of such authorized shares, as of the date hereof, a total of (A) 116,000,000 shares of Series A Common Stock are issued and outstanding (“Series A Shares”) and (B) 2,207,526 shares of Series B Common Stock are issued and outstanding (“Series B Shares”). In addition, pursuant to the Stock Option and Grant Plan and the individual agreements made thereunder, as of the date of this Agreement, options to purchase up to 11,002,667 shares of Series B Common Stock (the “Stock Options”) and restricted stock of up to 1,266,454 shares of Series B Common Stock (the “Restricted Shares”) are owned by the Stockholders and Optionholders in the respective amounts set forth on Schedule 4.2. All of the Series A Shares and Series B Shares have been duly authorized and validly issued, are fully paid and non-assessable, and were issued in compliance with (i) the Organizational Documents of the Company, (ii) all applicable federal and state securities Laws, and (iii) any preemptive rights or rights of first refusal of any Person. All of the Stock Options and Restricted Shares have been duly authorized and were delivered in compliance with (w) the Organizational Documents of the Company, (x) all applicable federal and state securities Laws, (y) any preemptive rights or rights of first refusal of any Person and (z) the Stock Option and Grant Plan. Except as set forth on Schedule 4.2 (which schedule shall be updated by the Company prior to the Effective Time to reflect any changes in the capitalization of the Company or its Subsidiaries prior to the Effective Time), there are not any outstanding securities convertible into, exchangeable for, or carrying the right to acquire, equity securities of the Company, nor are there any subscriptions, warrants, options, profits interests, “phantom equity,” calls, subscriptions, or other rights or arrangements, or commitments which could obligate the Company to issue equity interests, or any rights, agreements or commitments of any kind (contingent or otherwise) relating to the conversion, registration, voting (including any voting trusts or proxies), sale or transfer of any equity interests or other securities of the Company (including shareholder agreements or arrangements) or obligating the Company or any other Person to purchase or redeem any such equity interests or other securities. There are no amounts payable to any Person as a result of the consummation of the transactions contemplated hereby based on, related to, or arising out of any virtual ownership, “phantom equity” or other similar arrangement, Contract, or agreement to which the Company or any of its Subsidiaries is a party.

4.3 Subsidiaries.

(a) The name, jurisdiction of organization and complete ownership information for each of the Company’s Subsidiaries is listed on Schedule 4.3(a). Except as set forth on Schedule 4.3(a), neither the Company nor its Subsidiaries own, directly or indirectly, any capital stock, equity interests or membership interests or any other equity or debt securities of any other Person. Schedule 4.3(a) also sets forth all other Persons who own, directly or indirectly, any capital stock, equity interests or membership interests or any other equity or debt securities of any of the Company’s Subsidiaries. No Person has any right to acquire any equity securities of any Subsidiary of the Company, nor are there any subscriptions, warrants, options, rights or other arrangements or commitments which could obligate any of the Company’s Subsidiaries to issue equity interests to any Person. The operating agreement of each Subsidiary that is a limited liability company constitutes a valid and binding agreement of such Subsidiary and the members of such Subsidiary, enforceable against such Subsidiary and the members of such Subsidiary in accordance with its terms. With respect to each Subsidiary set forth in Schedule 4.3(a), (i) the capital stock, membership interests or other equity interests of each such Subsidiary have been duly authorized and validly issued, and are entitled to the rights set forth in the Organizational Documents of such Subsidiary and applicable Law; (ii) the Company has no obligation to make further payments for any capital stock, membership interests or other equity interests or contributions to such Subsidiary solely by reason of its ownership of such capital stock, membership interests or other equity interests or its status as a shareholder or member of such Subsidiary and no personal liability for the debts, obligations and liabilities of such Subsidiary, whether arising in contract, tort or otherwise, solely by reason of being a shareholder or member of such Subsidiary; and (iii) from and after the Merger, the Surviving Corporation and its applicable Subsidiaries shall remain a shareholder or member of such Subsidiary with the same shareholdings, membership interests or other equity interests in such Subsidiary and the same rights as a shareholder or member of such Subsidiary. There are no preemptive rights existing with respect to any capital stock, equity interests or membership interests or any other equity or debt securities of any of the Company’s Subsidiaries. There are not any outstanding securities convertible into, exchangeable for, or carrying the right to acquire, any capital stock, equity interests or membership interests or any other equity or debt securities of any of the Company’s Subsidiaries, nor are there any subscriptions, warrants, options, profits interests, “phantom equity,” calls, subscriptions, or other rights or arrangements, or commitments which could obligate any of the Company’s Subsidiaries to issue equity interests, or any rights, agreements or commitments of any kind (contingent or otherwise) relating to the conversion, registration, voting (including any voting trusts or proxies), sale or transfer of any equity interests or other securities or obligating the Company, any of the Company’s Subsidiaries or any other Person to purchase or redeem any such equity interests or other securities.

(b) Each of the Company’s Subsidiaries is a limited liability company, corporation or Canadian unlimited liability company duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Each of the Company’s

Subsidiaries has all requisite power and authority to own, lease and operate its properties and assets and to carry on its operations as now being conducted. Except as set forth on Schedule 4.3(b), each such Subsidiary is duly qualified or licensed and in good standing to do business in each jurisdiction in which the property or assets owned, leased or operated by such Subsidiary or the nature of the business conducted by such Subsidiary makes such qualification necessary, except where the failure to be so duly qualified or licensed and in good standing would not individually or in the aggregate have a Company Material Adverse Effect. Schedule 4.3(b) sets forth a list of all jurisdictions where each of the Company’s Subsidiaries are qualified to do business. The Company has heretofore made available to Parent complete and correct copies of the Organizational Documents of each of the Company’s Subsidiaries, as currently in effect.

4.4 Consents and Approvals; No Violations. Except as set forth on Schedule 4.4, the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and for applicable requirements of the HSR Act, if any, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (a) conflict with or result in any breach of any provision of the Organizational Documents of the Company or its Subsidiaries; (b) require any filing with, or the obtaining of any permit, authorization, Consent or approval of, any Governmental Authority; (c) violate, conflict with or result in a default (or any event which, with notice or lapse of time or both, would constitute a default) under, or give rise to any right of termination, cancellation or acceleration under, any of the terms, conditions or provisions of any Material Contract or Permit; or (d) violate any Order or Law applicable to the Company or its Subsidiaries, the business of the Company or its Subsidiaries; excluding from the foregoing clauses (b), (c) and (d) such requirements, violations, conflicts, defaults or rights which become applicable as a result of the business or activities in which Parent is or proposes to be engaged or as a result of any acts or omissions by, or the status of or any facts pertaining to, Parent.

4.5 Financial Statements.

(a) Schedule 4.5(a) attached hereto contains the following financial statements of the Company and its Subsidiaries (the “Financial Statements”): (i) the Company’s unaudited consolidated balance sheet as of November 30, 2014 (the “Latest Balance Sheet”) and the related statement of income for the eleven-month period then ended (collectively, the “Unaudited Financial Statements”) and (ii) the Company’s audited balance sheet and statements of income and cash flows for the fiscal years ended December 31, 2013 and December 31, 2012. Except as set forth on the attached Schedule 4.5(a), the Financial Statements (I) have been based upon and are consistent with the information contained in the Company’s books and records and (II) present fairly in all material respects the financial condition, cash flows and results of operations of the Company and its Subsidiaries (taken as a whole) as of the times and for the periods referred to therein in accordance with GAAP, consistently applied (subject in the case of the Unaudited Financial Statements to (x) the absence of footnote disclosures and other presentation items, (y) changes resulting from normal and recurring year-end adjustments, and (z) those exceptions set forth on Schedule 4.5(a)).

(b) The Company and each of its Subsidiaries maintains (i) books and records reflecting its assets and liabilities that are accurate in all material respects and (ii) adequate and effective internal accounting controls which provide reasonable assurance that (A) the control objectives have minimized the risk of material financial misstatement, (B) all material information concerning the Company and its Subsidiaries is made known on a timely basis to the individuals responsible for the preparation of the Financial Statements and (C) all material transactions are executed with management’s authorization and accurately recorded in the correct period as necessary to permit the preparation of the Financial Statements.

(c) All of the accounts receivable of the Company and its Subsidiaries arose from the bona fide arm’s length sale of goods or provision of services in the ordinary course of business, and are not subject to any valid right of set-off or counterclaim; provided that (i) accounts receivable are subject to adjustment for trade allowances and similar adjustments consistent with past practices of the Company and its Subsidiaries. Since the date of the Latest Balance Sheet, the Company and its Subsidiaries have collected their accounts receivable in the ordinary course of their business and in a manner which is consistent with past practices and have not accelerated any such collections. The Company and its Subsidiaries do not have any accounts receivable or loans receivable from any of their Affiliates, any Stockholder or Optionholder or any of their respective directors, officers, or equityholders.

(d) All accounts payable and notes payable of the Company and its Subsidiaries arose in bona fide arm’s length transactions in the ordinary course of business and no such account payable or note payable is delinquent in its payment. Since the date of the Latest Balance Sheet, the Company and its Subsidiaries have paid all of their accounts payable in the ordinary course of their business and in a manner which is consistent with their past practices. Except as set forth on Schedule 4.5(d), the Company and its Subsidiaries have no accounts payable to any of their Affiliates, any Stockholder or Optionholder or any of their respective directors, officers or equityholders other than compensation for services provided in the ordinary course of business.

(e) Except as set forth on Schedule 4.5(e), the Inventory consists solely of material and goods of a quality and quantity which are usable in the ordinary course of the Business, net of any reserve for damage, loss, shrinkage, excessive or obsolete inventories reflected on the Financial Statements. The Inventory is adequate for the needs of the Business and is fairly reflected on the consolidated books of account of the Company and its Subsidiaries, stating items of Inventory at the lower of average cost or market value in accordance with GAAP, consistently applied. The Financial Statements reflect adequate reserves for inventory write downs in accordance with GAAP, consistently applied.

4.6 No Undisclosed Liabilities. There are no material Liabilities of the Company or any of its Subsidiaries, other than: (a) Liabilities adequately reflected or reserved against on the Latest Balance Sheet; (b) Liabilities set forth on the attached Schedule 4.6; and (c) Liabilities incurred since the Latest Balance Sheet Date in the ordinary course of business consistent with past practice. Schedule 4.6 sets forth a true and complete list of all of the Indebtedness of the Company and its Subsidiaries, indicating each Person who is owed any portion of the Indebtedness and the amount owed to each Person.

4.7 Absence of Changes. Since the date of the Latest Balance Sheet, except as disclosed in the Financial Statements, the Company and its Subsidiaries have conducted the Business only in the ordinary course consistent with past practice and, except as set forth on the attached Schedule 4.7, there has not been:

(a) any change in the Company’s or any of its Subsidiaries’ assets, liabilities, financial condition, operating results or business nor has the Company or any of its Subsidiaries suffered any other event or condition of any character, whether or not arising in the ordinary course of business, which individually or in the aggregate has had a Company Material Adverse Effect;

(b) any Lien placed on any of the properties of the Company or any of its Subsidiaries, other than Permitted Liens;

(c) any material damage, destruction or loss, whether or not covered by insurance, with respect to the assets of the Company or any of its Subsidiaries;

(d) any labor dispute or claim of unfair labor practices involving the Company or any of its Subsidiaries;

(e) any resignation, termination or removal of any officer of the Company or any of its Subsidiaries or material loss of personnel of the Company or any of its Subsidiaries or material change in the terms and conditions of the employment of the Company’s or any of its Subsidiaries’ officers or key personnel; or

(f) any other action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 6.1.

4.8 Title, Ownership and Related Matters.

(a) Real Property.

(i) As of the date hereof, neither the Company nor any of its Subsidiaries owns any real property.

(ii) Schedule 4.8(a)(ii) sets forth a list of the address of each parcel of real property currently leased or occupied by the Company or any of its Subsidiaries (together with all fixtures and improvements thereon, the “Leased Real Property”); the agreement pursuant to which the Company is an occupant of such Leased Real Property (each, a “Real Property Lease”); the name of the lessor (or licensor) and lessee (or licensee); and whether such Leased Real Property is leased, licensed or subleased by the Company or any of its Subsidiaries to a third party. Except as set forth on Schedule 4.8(a)(ii), no Person (other than the Company or any of its Subsidiaries) possesses, uses or occupies any portion of the Leased Real Property.

(iii) Except as set forth in Schedule 4.8(a)(iii), either the Company or one of its Subsidiaries has a valid leasehold interest in the Leased Real Property, free and clear of any Liens or other encumbrances of any nature, other than Permitted Liens.

(iv) Each Real Property Lease is in full force and effect in all material respects, is valid and binding on the parties thereto, and is enforceable in accordance with its terms. No event has occurred that with the lapse of time or giving of notice or both would constitute a default under any Real Property Lease. To the Knowledge of the Company, no counterparty has any current right to terminate any Real Property Lease. Neither the Company nor any of its Subsidiaries has received any notice of and there is no pending or, to the Knowledge of the Company, threatened condemnation actions relating to the Company’s or such Subsidiary’s use or occupancy of the Leased Real Property.

(v) True, correct and complete copies of all Real Property Leases have been made available to Parent prior to the date hereof.

(vi) Neither the Company nor any Subsidiary is a party to any agreement or option to purchase any real property or interest therein intended to be used in the Business.

(b) Material Tangible Assets. Except as set forth on Schedule 4.8(b), the Company and its Subsidiaries have good and marketable title to the material tangible assets used by each of them in the conduct of their business as currently conducted, free and clear of all Liens, restrictions and encumbrances of any nature, other than Permitted Liens. The equipment used by the Company and its Subsidiaries in the conduct of the business as currently conducted is in good operating condition, reasonable wear and tear excepted. The Company and its Subsidiaries own, lease, or have the valid right to use all of the property and assets as are necessary for the conduct of the Business as currently conducted.

4.9 Intellectual Property.

(a) Schedule 4.9(a) contains a complete and accurate list of all Patents, registered and material unregistered Marks, registered and applied for Copyrights, proprietary software products and material proprietary publications published since January 1, 2014, constituting a part of the Business Intellectual Property.

(b) With respect to the (i) Business Intellectual Property, the Company or one of its Subsidiaries exclusively owns such Business Intellectual Property except as set forth on Schedule 4.9(b), and (ii) Intellectual Property licensed to the Company or any of its Subsidiaries by a third party (other than for generally commercially available software in executable code form that is available for a cost of not more than $5,000 for a perpetual license for a single user or work station (or $75,000 in the aggregate for all users and work stations (“Shrink Wrap Code”)), such Intellectual Property is the subject of a written license or other agreement and, in the case of the foregoing clauses (i) and (ii) above, such Intellectual Property is free and clear of all Liens, other than Permitted Liens granted by the Company and non-exclusive licenses granted to customers by the Company or its Subsidiaries in the ordinary course of business.

(c) Except as noted on Schedule 4.9(c)(i), the Company or one of its Subsidiaries exclusively owns all right, title and interest in and to the Company Intellectual Property set forth on Schedule 4.9(a). Except as noted on Schedule 4.9(c)(ii), to the Knowledge of the Company, the registrations and the applications of the Business Intellectual Property or Intellectual Property exclusively licensed by the Company and its Subsidiaries (“Company Registered IP”), if any, are valid and enforceable. All Company Registered IP is currently in compliance with formal legal requirements for the payment of required filing, examination and maintenance fees, and the filing of required documentation, due for payment or filing as of the Closing Date.

(d) Schedule 4.9(d) is an accurate and complete list of all (i) Third Party Licenses (other than for Shrink Wrap Code), (ii) Domain Name Registration Agreements and (iii) licenses, sublicenses, consents to use and covenants not to sue agreements or other agreements under which the Company or any of its Subsidiaries’ has granted rights to others in Business Intellectual Property (“Licenses Out”) (other than non-exclusive license agreements entered into in the ordinary course of business (copies of any such non-exclusive license agreements that are currently in effect have been provided to Parent)). Except as set forth on Schedule 4.9(d), each of such Third Party Licenses, licenses for Shrink Wrap Code, Domain Name Registration Agreements and Licenses Out to which the Company or any of its Subsidiaries is a party is legal, valid, binding, enforceable, and in full force and effect, and neither the Company nor any of its Subsidiaries is in material breach of any of such Third Party Licenses, licenses for Shrink Wrap Code, Domain Name Registration Agreements or Licenses Out.

(e) Except as set forth on Schedule 4.9(e), none of the Company or any of the Company’s Subsidiaries has received written notice in the five (5) years prior to the Closing Date that any of the Company Intellectual Property, operation of the Business or other activities by the Company or any of its Subsidiaries infringes, misappropriates or otherwise violates (or has infringed, misappropriated or otherwise violated) any Intellectual Property rights of others. Except as set forth on Schedule 4.9(e), neither the operation of the Business, nor any other activity by the Company or any of its Subsidiaries, infringes or misappropriates or otherwise violates, or in the past three (3) years prior to the Closing has infringed, misappropriated or otherwise violated, any Intellectual Property rights of others, provided that the representation and warranty in this sentence is made to the Knowledge of the Company as it pertains to third party patent rights. Except as set forth on Schedule 4.9(e), to the Knowledge of the Company, there is no infringement, misappropriation or other violation by any Person of any of the Business Intellectual Property or Intellectual Property exclusively licensed by the Company or any of its Subsidiaries.

(f) Except as set forth on Schedule 4.9(f), none of the Company or the Company’s Subsidiaries has received written notice in the two (2) years prior to the Closing Date of any pending legal or governmental proceedings, including oppositions, cancellations, interferences, proceedings or suits relating to any Business Intellectual Property. No Business Intellectual Property is subject to any outstanding injunction, judgment, order, decree, ruling, charge, settlement or other disposition of a legal or governmental proceeding, including opposition, cancellation, or interference.

(g) The Business Intellectual Property, Domain Name Registration Agreements and the Third Party Licenses constitute all of the material Intellectual Property of the Company and its Subsidiaries.

(h) Except as noted on Schedule 4.9(h), all former and current employees of the Company or any of its Subsidiaries that contributed to the discovery or development of any Intellectual Property currently used by the Company or its Subsidiaries either (i) did so within the scope of his or her employment such that, subject to and in accordance with applicable Law, all such Intellectual Property became the exclusive property of the Company or its Subsidiary or (ii) have executed valid and enforceable written instruments with the Company that assign to the Company all rights, title and interest in and to the copyright for any work created, authored or prepared for the Company during the employment of each such employee. Except as noted on Schedule 4.9(h), the Company or one of its Subsidiaries solely and exclusively owns all right, title and interest in and to any (A) software previously or currently, or currently scheduled to be, used or distributed by the Company or its Subsidiaries that was developed by a contractor of the Company or any of its Subsidiaries, and (B) Intellectual Property that was developed by any consultants of the Company or any of its Subsidiaries and used or held for use by the Company and its Subsidiaries. Except as noted on Schedule 4.9(h), no current or former Affiliate, partner, director, stockholder, officer, or employee of the Company or its Subsidiaries will, after giving effect to the transactions contemplated hereby, own, license, or retain any proprietary rights in any of the Intellectual Property and used or held for use by the Company and its Subsidiaries.

(i) The Company and its Subsidiaries have taken commercially reasonable security measures in accordance with standard industry practices in their field to protect the secrecy, confidentiality and value of all Trade Secrets owned or used by the Company and its Subsidiaries.

(j) Except as set forth on Schedule 4.9(j), neither the Company nor any of its Subsidiaries has granted any current or contingent rights, licenses or interests to a third party in or to any source code of any of its products or services. Except as set forth on Schedule 4.9(j), neither the Company nor any of its Subsidiaries have otherwise provided or disclosed any source code of its products or services to any person or entity, other than its employees who have a “need to know” with respect to such source code and non-employee developers engaged by the Company or its Subsidiaries to contribute to the creation or development of any such source code.

(k) Except as set forth on Schedule 4.9(k), neither the Company nor any of its Subsidiaries has licensed or used any software or other work of authorship of a third party (including any open source software) in a manner that (1) obligates the Company or any of its Subsidiaries to disclose, make available, license, offer or deliver any portion of the source code of the Company’s or any of its Subsidiaries’ products or services to any third party (other than the applicable third party software or work of authorship), or (2) imposes any restriction on the consideration to be charged for the distribution of any of the Company’s or any of its Subsidiaries’ products or services.

(l) In connection with the collection and/or use of an individual’s name, address, credit card information, email address, social security number and health information (“Personal Data”), the Company and its Subsidiaries have complied and comply with applicable statutes and regulations in all relevant jurisdictions where the Company and its Subsidiaries currently conduct business (including any of the foregoing promulgated under the Health Insurance Portability and Accountability Act of 1996), its publicly available privacy policy, and any third party privacy policies which the Company or any its Subsidiaries have been contractually obligated to comply with, in each case relating to the collection, storage, use and onward transfer of all Personal Data collected by or on behalf of the Company and its Subsidiaries (the “Privacy Requirements”). The Company and its Subsidiaries will have the right after the Closing to use such Personal Data in substantially the same manner as used by the Company and its Subsidiaries prior to the Closing. The Company and its Subsidiaries (A) have commercially reasonable security measures in place to protect all Personal Data under its control and/or in its possession and to protect such Personal Data from unauthorized access by any parties and (B) the Company’s and its Subsidiaries’ hardware, software, encryption, systems, policies and procedures are sufficient to protect the privacy, security and confidentiality of all Personal Data in accordance with the Privacy Requirements. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries have suffered any breach in security that has permitted any unauthorized access to the Personal Data under the Company’s or any of its Subsidiaries’ control or possession. The Company and its Subsidiaries have required and do require all third parties to which any of them provide Personal Data and/or access thereto to maintain the privacy, security and confidentiality of such Personal Data, including by contractually obliging such third parties to protect such Personal Data from unauthorized access by and/or disclosure to any unauthorized third parties.

4.10 Litigation. Schedule 4.10 identifies all Actions pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries by or before any Governmental Authority or by any third party. None of such Actions, if adversely resolved, would reasonably be expected to have a Company Material Adverse Effect. Schedule 4.10 identifies all Actions involving the Company or any of its Subsidiaries occurring, arising or existing during the past three (3) years. With respect to the Cleveland Clinic Matters, the Settlement Agreement is in full force and effect, is valid and binding on the Company and/or its Subsidiaries party thereto and, to the Knowledge of the Company, on the other parties thereto and, and neither the Company nor any of its Subsidiaries is, in any material respect, in breach or violation of, or default under, the Settlement Agreement.

4.11 Compliance with Applicable Law. The Company and its Subsidiaries are in compliance in all material respects with all applicable Laws applicable to the Company and its Subsidiaries or their respective operations. Except as set forth on Schedule 4.11, during the last three (3) years, neither the Company nor any of its Subsidiaries have ever entered into or been subject to any Order, and neither the Company nor any of its Subsidiaries are presently party to or are subject to any Order, in each case, with respect to any aspect of its business, affairs, properties or assets or received any material request for information, notice, demand letter, administrative inquiry or formal or informal complaint or claim from any Governmental Authority with respect to any aspect of its business, affairs, properties or assets. Except as set forth on Schedule 4.11, no written notice, charge, claim, action or assertion has been received by the Company or its Subsidiaries or has been filed, commenced or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries alleging any violation in any material respect of or default under any Law or Order applicable to the Company or any of its Subsidiaries or any of their respective properties or assets.

4.12 Permits. The Company and its Subsidiaries possesses all permits, licenses, approvals, franchises, orders, consents, authorizations, registrations, qualifications or other rights and privileges from any Governmental Authority (collectively, “Permits”) required or necessary to own, lease and operate its properties and to conduct the Business as currently conducted in all material respects. Neither the Company nor any of its Subsidiaries are in material violation of or material default under any Permits used in the Business as currently conducted and all such Permits are valid and in full force and effect, and no material Permit shall be revoked, terminated prior to its normal expiration date or not renewed pursuant to its terms solely as a result of the consummation of the Transaction.

4.13 Certain Contracts and Arrangements.

(a) Schedule 4.13(a) sets forth a list of the following Contracts to which the Company or any of its Subsidiaries is a party (any Contract listed, or required to be listed, on Schedule 4.13(a) or Schedule 4.9(d), a “Material Contract”):

(i) each Contract (x) for the purchase or lease of personal property with payments greater than $75,000 per year, (y) with any supplier, publisher or for the furnishing of services to the Company or any of its Subsidiaries with payments greater than $75,000 per year or (z) with any customer with total Contract value greater than $500,000 (measured by the total Contract value as of the signature date for the most recent Contract, renewal or extension amendment, or statement of work, as applicable, for each active project) or not cancelable by the Company or any of its Subsidiaries, without penalty, on ninety (90) days’ notice or less;

(ii) all broker, exclusive dealing or exclusivity, distributor, franchise, agency, sales promotion, market research, marketing, consulting and advertising contracts to which the Company or any of its Subsidiaries is a party or any other contract that compensates any Person based on any sales by the Company or any of its Subsidiaries;

(iii) all Contracts relating to Leased Real Property;

(iv) all Contracts relating to Indebtedness (other than trade indebtedness) of the Company or any of its Subsidiaries, including any contracts and agreements pursuant to which the Company or any of its Subsidiaries is a guarantor of Indebtedness;

(v) all Contracts pursuant to which the Company or any of its Subsidiaries has advanced or loaned, or agreed to advance or loan, any amount to any Person, other than advances to employees of business expenses in the ordinary course of business consistent with past practices;

(vi) all Contracts that limit or purport to limit the ability of the Company or any of its Subsidiaries to compete in any line of business or with any person or in any geographic area or during any period of time;

(vii) all Contracts and agreements relating to the voting or any other rights or obligations of an equityholder of the Company or any of its Subsidiaries;

(viii) all Contracts regarding the acquisition, issuance or transfer of any securities of the Company or any of its Subsidiaries and all Contracts affecting or dealing with any securities of the Company or any of its Subsidiaries;

(ix) all employment or consulting Contracts or commitments with any employee, contractor, consultant or advisor other than at-will employment arrangements with no severance or change in control payment obligations;

(x) all Contracts of indemnification or guaranty to any Person, other than guarantees of performance of services granted in the ordinary course of business;

(xi) all Contracts relating to capital expenditures and involving future payments in excess of $75,000;

(xii) all Contracts relating to the disposition of assets (other than sales of inventory in the ordinary course of business) or any interest in any business enterprise or any agreement relating to the acquisition of assets or any interest in any business enterprise;

(xiii) any joint venture, joint marketing (including any pilot program), partnership, strategic alliance or other agreement involving the sharing of profits, losses, costs or Liabilities with any person or any development, data-sharing, marketing or similar arrangement relating to any product or service;

(xiv) all Contracts with any current officer of the Company or any of its Subsidiaries, with any Stockholder or with any Affiliate of the Company or any of its Subsidiaries;

(xv) all Contracts pursuant to which the Company or any of its Subsidiaries agreed to provide “most favored nation” pricing or other terms and conditions to any Person with respect to the Company’s or any of its Subsidiaries’ products or services;

(xvi) all other Contracts and arrangements, whether or not made in the ordinary course of business, that contemplate an exchange of consideration with an aggregate value greater than $250,000 per year; and

(xvii) all Contracts, other than Contracts with employees, relating to the administration of Company Plans.

(b) The Company has made available to Parent true and complete copies of each Material Contract. Each Material Contract (i) is valid and binding on the Company and/or its Subsidiaries party thereto and, to the Knowledge of the Company, on the other parties thereto and is in full force and effect in all material respects, and (ii) upon consummation of the transactions contemplated by this Agreement, shall continue in full force and effect in all material respects without penalty or other adverse consequence. Neither the Company nor any of its Subsidiaries is, in any material respect, in breach or violation of, or default under, any Material Contract and, to the Knowledge of the Company, no other party to any Material Contract is, in any material respect, in breach or violation thereof or default thereunder. Except as set forth on Schedule 4.13(b), to the Knowledge of the Company, no event or circumstance has occurred that, with notice or lapse of time or both, would constitute a material breach or default under any Material Contract. No other party to a Material Contract has provided any written notice to terminate any such Material Contract prior to its contractual expiration date.

4.14 Employee Matters.

(a) Neither the Company nor any of its Subsidiaries is a party to or subject to any contract regarding collective bargaining or other contract with or to any labor union, association or organization or works council, nor does any labor union, association or organization, works council or collective bargaining agent represent any employee of the Company or any of its Subsidiaries. No contract regarding collective bargaining or other contract with or to any labor union, association or organization or works council has been requested by or is under discussion or being negotiated between the Company or any of its Subsidiaries and any group of employees of the Company or any of its Subsidiaries. There are no representation proceedings or petitions seeking a representation proceeding presently pending or threatened in writing against the Company or any of its Subsidiaries with any Governmental Authority, nor, to the Knowledge of the Company, are there any other current activities to organize any employees of the Company or any of its Subsidiaries into a collective bargaining unit. There are no unfair labor practice charges or complaints pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries. During the past three (3) years there has not been any labor strike, slow down, work stoppage, arbitration, or labor dispute involving the Company or any of its Subsidiaries, and no such labor strike, slow down, work stoppage, arbitration, or labor dispute is now pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries.

(b) The Company and its Subsidiaries are in compliance in all material respects with all applicable Laws respecting employment, including, without limitation, employment practices, terms and conditions of employment, wages and hours, immigration, and health and safety, in each case, with respect to their current and former employees. There are no Actions involving any current or former employee of the Company or any of its Subsidiaries or relating to labor or employment matters that are existing, pending or, to the Knowledge of the Company, threatened against or involving the Company or any of its Subsidiaries. The Company and its Subsidiaries, at all times, have been in compliance in all material respects with the requirements of the Immigration Reform Control Act of 1986. Except as set forth on Schedule 4.14(b), there are no changes pending or, to the Knowledge of the Company, threatened with respect to (including, without limitation, the resignation of) the senior management or key supervisory personnel or independent contractors of the Company or any of its Subsidiaries, nor has the Company or any of its Subsidiaries received any notice or information concerning any prospective change with respect to such senior management or key supervisory personnel. The Company and its Subsidiaries have never implemented any mass layoff of employees as those terms are defined in the Worker Adjustment Retraining and Notification Act of 1988, amended, or any similar state or local law or regulation, and no plant closing or layoffs that could implicate such laws or regulations are currently contemplated.

(c) Schedule 4.14(c) sets forth a complete and accurate list of each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA), pension, retirement, profit sharing, 401(k), deferred compensation, cash bonus or incentive compensation arrangement, health, medical, vision, dental, hospitalization, prescription drug, cafeteria, flexible benefits, short term and long term disability, accident and life insurance, bonus, severance, option, purchase, appreciation, phantom equity or bonus and each other employee benefit plan, program or contract, whether written or unwritten, to which the Company or any of its Subsidiaries sponsors, participates in or contributes or is required to contribute, with respect to which the Company or any of its Subsidiaries could reasonably be expected to have any Liabilities or which the Company or any of its Subsidiaries or one of their Affiliates sponsors, maintains or administers for employees or categories of employees of the Company or any of its Subsidiaries. Each plan, program or contract set forth or required to be set forth on Schedule 4.14(c) is referred to herein as a “Plan.” Except as set forth on Schedule 4.14(c) (the Plans set forth on Schedule 4.14(c), the “Company Plans”), there are no Plans maintained, sponsored or administered by the Company or any of its Subsidiaries.

(d) True, correct and complete copies of the following documents with respect to each of the Company Plans have been made available or delivered to Parent, to the extent applicable: (i) any plans and trust agreements (including all amendments thereto); (ii) the most recent Form 5500 and all schedules thereto; (iii) the most recent Internal Revenue Service determination letter; (iv) the most recent summary plan descriptions; (v) material written communications to employees relating to the Company Plans; and (vi) written descriptions of all non-written agreements relating to the Company Plans.

(e) Neither the Company nor any of its Affiliates or any trade or business (whether or not incorporated) which is or has in the last six (6) years been under common control, or which is or has in the last six (6) years been treated as a single employer with any of them under Section 414 (b), (c), (m) or (o) of the Code has in the last six years contributed or has been obligated to contribute to any “employee pension benefit plans” as defined in Section 3(2) of ERISA, subject to Title IV of ERISA or Section 412 of the Code, including a “multiemployer plan” as defined in Section 3(37) of ERISA.

(f) The Company Plans have been maintained, in all material respects, in accordance with their terms and with all provisions of ERISA, the Code and other applicable Laws.

(g) Except as required under Section 4980B of the Code, neither the Company nor any of its Subsidiaries have any obligation to provide post-retirement health benefits to any employees or former employees of the Company or any of its Subsidiaries.

(h) Except for the Transaction Bonuses or as set forth on Schedule 4.14(h), neither the execution and delivery of this Agreement, the shareholder approval of this Agreement, nor the consummation of the transactions contemplated hereby could (either alone or in conjunction with any other event) result in, or cause the accelerated vesting, payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, director or other service provider of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is a party to any Contracts, agreements, plans or arrangements covering any current or former employees or directors thereof that, individually or collectively, would give rise to the imposition of any excise tax under Section 4999 of the Code or the payment of any amount that would be non-deductible pursuant to Section 280G of the Code. There are no Contracts by which the Company or any of its Subsidiaries is bound to compensate any current or former officer, employee or director of the Company or any Subsidiary for excise taxes paid pursuant to Section 4999 or Section 409A of the Code.

(i) The Company has performed in all material respects all obligations required to be performed by it (including the timely payment of payments and insurance premiums) under each Company Plan and all material contributions (including all employer contributions and employee salary reduction contributions), premiums and expenses to or in respect of each such Company Plan have been timely paid in full or, to the extent not yet due, have been adequately accrued on the applicable financial statements. Each such Company Plan which is an “employee benefit plan” (as defined in Section 3(3) of ERISA and intended to qualify under Section 401 of the Code has received a favorable determination or is entitled to rely on opinion letter from the Internal Revenue Service with respect to such qualification and covering all Tax Law changes up to and including the Pension Protection Act of 2006, the Heroes Earnings Assistance and Relief Tax Act of 2008 and the Worker, Retiree and Employer Recovery Act of 2008, and nothing has occurred since the date of such letter that has or is likely to adversely affect such qualification or exemption or the imposition of any material Liability, penalty or tax under ERISA or the Code. No Company Plan is under audit or is the subject of an investigation by the Internal Revenue Service, the U.S. Department of Labor or any other Governmental Authority, nor is any such audit or investigation pending or, to the Knowledge of the Company, threatened. No pending actions, claims or lawsuits have been asserted or instituted against the Company Plans, the assets of the trusts under such plans or the plan sponsor or the plan administrator, or against any fiduciary of the Company Plans with respect to the operation of such plans (other than routine benefit claims).

(j) Neither the Company nor any of its Subsidiaries are delinquent in payments to any current or former employees for any wages, salaries, commissions, bonuses or other direct compensation for any services performed for the Company or any of its Subsidiaries as of the date hereof or amounts required to be reimbursed to any current or former employees.

(k) To the extent the Company or any of its Subsidiaries utilizes any independent contractors, temporary employees, leased employees or any other servants or agents compensated other than through reportable wages (collectively, “Contingent Workers”) paid by the Company and its Subsidiaries, the Company and its Subsidiaries have properly classified and treated them in accordance with applicable Laws and for purposes of all Company Plans and perquisites. Neither the Company nor any of its Subsidiaries is delinquent in payments to any of Contingent Workers for any wages, salaries, commissions, bonuses, severance, termination pay, consulting fees or other direct compensation or remuneration for any services performed therefor or amounts required to be reimbursed to such Contingent Workers.

(l) Schedule 4.14(l) contains a complete and accurate list of the following information for each Continued Employee: name; location; job title; vacation accrued; and annual salary and other compensation including but not limited to bonuses (both guaranteed and targeted); provided, however, that the Parties acknowledge and agree that while employees are entitled to participate in the “success share program” (such program, the “Success Share Program”), the Company does not budget the allocations with respect to the Success Share Program at an individual employee level.

(m) To the Knowledge of the Company, no employee or Contingent Worker of the Company or any of its Subsidiaries is in any respect in violation in any material respect of any term of any employment agreement, independent contractor agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, non-competition agreement, restrictive covenant or other obligation to the Company or any of its Subsidiaries.

(n) The Company is not and has not been: (i) a “contractor” or “subcontractor” (as defined by Executive Order 11246), (ii) required to comply with Executive Order 11246 or (iii) required to maintain an affirmative action plan.

4.15 Taxes.

(a) Except as set forth on Schedule 4.15(a), each of the Company and its Subsidiaries (i) has timely filed or caused to be timely filed with the appropriate Governmental Authorities all Tax Returns required to be filed by it, and (ii) has timely paid all material Taxes required to have been paid, whether or not shown to be due on such Tax Returns. Such Tax Returns are true, correct and complete in all material respects. Copies of all federal, state, local and foreign Tax Returns of each of the Company and its Subsidiaries filed in the previous three (3) years have been made available to Parent prior to the date hereof. Each of the Company and its Subsidiaries has established adequate reserves (in conformity with GAAP applied on a consistent basis and consistent with such entity’s past practice) for all material Taxes for all Pre-Closing Tax Periods.

(b) Except as set forth on Schedule 4.15(b), (i) there are no liens for Taxes with respect to the assets of the Company or any of its Subsidiaries (other than Permitted Liens), (ii) there is no pending, or threatened, inquiry, assessment, audit, contest, action, suit, investigation, examination, litigation or other similar proceeding with respect to the assessment or collection of material Taxes of the Company or any of its Subsidiaries, (iii) there is no unpaid tax deficiency, determination or assessment currently outstanding against the Company or any of its Subsidiaries and (iv) there are no outstanding agreements or waivers extending the statute of limitations relating to the assessment of Taxes applicable to the Company or any of its Subsidiaries.

(c) Except as set forth on Schedule 4.15(c), each of the Company and its Subsidiaries has, within the time and in the manner prescribed by Law, withheld all material Taxes required to be withheld from amounts paid to any employee, member, independent contractor or other third party and paid over to the proper Governmental Authorities all amounts required to be so paid over.

(d) At all times from January 2001 until September 29, 2011, The Studer Group L.L.C. was properly treated as an “S corporation” (within the meaning of Section 1361(a) of the Code). The Studer Group L.L.C. ceased to be treated as an “S corporation” on September 29, 2011. Since September 30, 2011, The Studer Group L.L.C. has been treated as an association subject to tax as a corporation under Subchapter C of the Code. The Studer Group L.L.C. is not, and has not been, subject to corporate level Tax under Section 1374 of the Code or any analogous provision of the Law.

(e) Except as set forth on Schedule 4.15(e), no power of attorney which is currently in force has been granted by or with respect to the Company or any of its Subsidiaries with respect to any matter relating to Taxes.

(f) Neither the Company nor any of its Subsidiaries is or has been a party to any “listed transaction,” as defined in Section 6707A(c)(1) of the Code and Treasury Regulations Section 1.6011-4(b).

(g) Since December 31, 2004, each Company Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in accordance with a good faith, reasonable interpretation of Section 409A of the Code with respect to amounts deferred. Since January 1, 2009, each Company Plan subject to Section 409A of the Code has been operated and maintained in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder. No payment to be made under any Company Plan is or will be subject to the penalties of Section 409A(a)(1) of the Code.

(h) Neither the Company nor any of its Subsidiaries is a party to any agreement, contract, arrangement or plan that has resulted or would result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding provision of state, local or foreign Law). Neither the Company nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in

Section 897(c)(1)(A)(ii) of the Code. Neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company), (ii) has any liability for the Taxes of any other Person (other than the Company and its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as transferee or successor, by contract or otherwise, or (iii) is a party to or bound by any Tax allocation, indemnification or sharing agreement or contract.

(i) Except as set forth in Schedule 4.15(i), neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any Post-Closing Tax Period as a result of any (a) change prior to the Closing Date in any accounting method or similar adjustment under Section 481(a) of the Code (or any similar provision of state, local or foreign Law) for any Pre-Closing Tax Period, (b) “closing agreement,” as that term is defined in Code section 7121 (or any corresponding or similar provision of state, local or non-U.S. Tax Law) executed on or prior to the Closing Date, (c) installment sale or open transaction disposition made on or prior to the Closing Date, (d) prepaid amount or deposit received on or before the Closing Date, (e) any amount reported pursuant to Code section 108(i) (or any corresponding or similar provision of state, local or non-U.S. Tax Law) for any Pre-Closing Tax Period, (f) intercompany transaction or excess loss account described in the Treasury Regulations promulgated under Section 1502 of the Code (or any corresponding or similar provision of state, local, or foreign Law) or (g) deferred revenue.

(j) No written claim has ever been received by the Company or any of its Subsidiaries from any Governmental Authority in a jurisdiction where the Company or such Subsidiary does not file Tax Returns asserting that the Company or such Subsidiary is or may be subject to taxation by that jurisdiction.

(k) Neither the Company nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

4.16 Environmental Matters. Except as set forth on Schedule 4.16:

(a) (i) the Company and its Subsidiaries possess all material Environmental Permits that are necessary for the conduct of the Business as currently conducted or otherwise required under any Environmental Law, and are, and except for matters that have been fully resolved, have been, in material compliance with all such Environmental Permits and applicable Environmental Laws and (ii) there are no facts or conditions which are reasonably expected to interfere with such compliance in the future;

(b) the operations of the Company and its Subsidiaries have not resulted in any Release of a Hazardous Substance, and there have been no other Release of Hazardous Substances that could reasonably be expected to give rise to a material claim under any Environmental Law against the Company, any of its Subsidiaries or any other Person whose liability for such claims the Company or any other Subsidiary has assumed or retained;

(c) (i) neither the Company nor any of its Subsidiaries is subject to any pending claim arising under or related to any Environmental Law and, to the Knowledge of the Company, no such claim is pending; and (ii) there has not been a claim asserted or threatened against the Company or any of its Subsidiaries in the last five (5) years arising under or related to any Environmental Law;

(d) no underground storage tanks, polychlorinated biphenyls or equipment containing polychlorinated biphenyls, asbestos or asbestos-containing materials, or toxic mold, mildew, fungi or pathogens are present at the portion of the real property currently or, to the Knowledge of the Company, formerly used by the Company or any of its Subsidiaries.

4.17 Certain Fees. Neither the Company nor any of its Subsidiaries has any liability or obligation to pay any fees or commissions to any broker, finder, banker or agent with respect to the transactions contemplated by this Agreement.

4.18 Insurance Coverage. The Company and its Subsidiaries have in full force and effect general commercial, general liability, product liability, cyber (also known as information security and privacy), media, technology products and technology services, professional liability, specified directors’ and officers’ and workers compensation and employee’s liability, fire and casualty and such other appropriate insurance policies with coverages customary for similarly situated companies in the same or similar industries and as required by applicable Law or any Contracts. Schedule 4.18 contains an accurate summary of all of the insurance policies currently maintained by the Company and its Subsidiaries. There are currently no claims pending against the Company or any of its Subsidiaries under any insurance policies currently in effect and covering the property, business, directors or employees of the Company or any of its Subsidiaries, and all premiums due and payable with respect to the policies maintained by the Company or any of its Subsidiaries have been paid to date. To the Knowledge of the Company, there is no threatened termination of any such policies or arrangements. There are no pending or asserted claims by the Company or any of its Subsidiaries against any insurance as to which any insurer has denied liability or reserved rights, and there are no claims made by the Company or any of its Subsidiaries under any insurance that have been disallowed or improperly filed.

4.19 Transactions with Affiliates.

(a) Except as set forth on Schedule 4.19(a), no Stockholder or officer of the Company or any of its Subsidiaries and no immediate relative or spouse (or immediate relative of such spouse) who resides with, or is a dependent of, any such Stockholder or officer or any of their respective Affiliates: (i) has any direct or indirect financial interest in any creditor, competitor, supplier, agent, representative, distributor or customer of the Company or any of its Subsidiaries; provided, however, that the ownership of securities representing no more than two percent (2%) of the outstanding voting power of any creditor, competitor, supplier, agent, representative, distributor or customer, and which are listed on any national securities exchange or traded actively in the national over-the-counter market, shall not be deemed to be a “financial interest”; or (ii) owns, directly or indirectly, in whole or in part, or has any other interest in, any tangible or intangible property that the Company or any of its Subsidiaries uses in the conduct of its business (except for any such ownership or interest resulting from the ownership of not more than two percent (2%) of the outstanding capital stock of a public company).

(b) Except as set forth on Schedule 4.19(b), no Stockholder, or officer of the Company or any of its Subsidiaries, or member of the family of any such Person, or any corporation, partnership, trust or other entity in which any such Person, or any member of the family of any such Person, is an officer, director, trustee, partner or holder of more than two percent (2%) of the outstanding capital equity interests thereof or of any of their respective Affiliates, is a party to any transaction with the Company or any of its Subsidiaries, including any Contract or other arrangement providing for the employment of, furnishing of services by, rental of real or personal property from or otherwise requiring payments to any such person or firm, other than employment-at-will arrangements in the ordinary course of business.

4.20 Bank Accounts; Authorized Persons. Schedule 4.20 sets forth the name of each bank in which the Company or any of its Subsidiaries has accounts or safe deposit boxes or standby letters of credit, the identifying numbers or symbols thereof and the names of all Persons authorized to draw thereon or to have access thereto. Neither the Company nor any of its Subsidiaries is party to any deposit account control agreement.

4.21 Anti-Corruption and Anti-Bribery.

(a) The Company (including any of the Company’s directors, officers, agents, distributors, employees or other Person or Representative associated with or acting on their behalf) has not, directly or indirectly, taken any action which would cause it to be in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations thereunder or any similar anti-corruption or anti-bribery Laws applicable to the Company in any jurisdiction other than the United States (in each case, as in effect at the time of such action), or used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, made, offered or authorized any unlawful payment to foreign or domestic government officials or employees, whether directly or indirectly, or made, offered or authorized any unlawful bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment, whether directly or indirectly.

(b) None of the Company nor, to the Knowledge of the Company, any personnel of the Company, or any other Person on behalf of the Company, has made or authorized, directly or indirectly, any payment of funds of, or relating to, the Company that is prohibited by any Law, including Laws relating to bribes, gratuities, kickbacks, lobbying expenditures, political contributions and contingent fee payments.

4.22 Illegal or Unauthorized Payments; Political Contributions. None of the Company or any of its Subsidiaries, or any of their Representatives has, directly or indirectly, made or authorized any payment, contribution or gift of money, property, or services, in contravention of applicable Law: (a) as a kickback or bribe to any Person; or (b) to any political organization, or the holder of or any aspirant to any elective or appointive public office, except for personal political contributions not involving the direct or indirect use of the Company’s or any of its Subsidiaries’ funds.

4.23 Relationships with Customers. Schedule 4.23 sets forth, for each of the last two (2) years ending December 31, 2013 and December 31, 2012 and as of the eleven-month period ending November 30, 2014, the fifty (50) largest customers of the Company by revenues received by such customers (collectively, the “Material Customers”). Except as set forth on Schedule 4.23, the relationships of the Company with its Material Customers are reasonable commercial working relationships and since October 31, 2014: (a) none of the Material Customers has canceled, terminated or adversely changed in any material respect its relationship with the Company or the terms thereof, or threatened or given notice that it intends to do so; and (b) none of the Material Customers has decreased materially, or threatened or given notice that it intends to decrease materially (other than, in each case, due to temporary fluctuations in products or services ordered in the ordinary course of business) its purchases of products or services from the Company.

4.24 Certain Transactions. Neither the Company nor any of its Subsidiaries has any Contracts, including boycott agreements, licenses or other business dealings with, in favor of, or with respect to, any person resident, domiciled, or existing under the Laws of, Cuba, Iran, North Korea, Syria or Sudan.

4.25 Privacy.

(a) For the purposes of this Section 4.25, “Private Data” means any and all data that concerns an identified and/or identifiable individual and includes, but shall not be limited to, an individual’s name, address, credit card information and/or account information, email address, social security number and health information, including, without limitation, protected health information.

(b) The Company and each of its Subsidiaries has complied and does comply with all Laws and Contracts applicable to its collection, use and disclosure of Private Data, including, without limitation, the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act and all associated rules and regulations (collectively “HIPAA”), and all state health privacy laws.

(c) Neither the Company nor any of its Subsidiaries collects, uses, discloses or otherwise processes, and has not collected, used, disclosed or otherwise processed, any Private Data that it has received or currently receives in connection with the operation of their respective businesses in any manner that is: (i) unlawful; (ii) contrary to any privacy policies of the Company or such Subsidiary; and/or (iii) contrary to any contractual obligations applicable to the Company or such Subsidiary.

(d) The Company and each of its Subsidiaries has complied and does comply with all applicable privacy and data protection Laws of foreign countries, including, without limitation, those applicable to all transborder flows of Private Data.

(e) Neither the Company nor any of its Subsidiaries is subject to any contractual requirements, privacy policies or other legal obligations that, following the Closing, would prohibit Company from using any of the Private Data in accordance with such contractual requirements, privacy policies or legal obligations.

(f) The Company and each of its Subsidiaries has security measures in place to protect all Private Data under its control and/or in its possession and/or protect such Private Data from unauthorized access by any parties. The hardware, software, encryption, systems, policies and procedures of the Company and each of its Subsidiaries are sufficient to protect the privacy, security and confidentiality of all Private Data as required by Law (including HIPAA), all Contracts to which the Company or any of its Subsidiaries is a party and all applicable policies of the Company and its Subsidiaries.

(g) Neither the Company nor any of its Subsidiaries has suffered any breach in security that has permitted any unauthorized access to the Private Data under their respective control or possession.

(h) To the extent required by Law, the Company and each of its Subsidiaries has required and does require all third parties to which it provides Private Data and/or access thereto to maintain the privacy and security of such Private Data, including by contractually obliging such third parties to protect such Private Data from unauthorized access by and/or disclosure to any unauthorized third parties.

4.26 Coaches, Speakers and Authors. Schedule 4.26 sets forth, for the eleven (11) month period ending November 30, 2014, and for each of the last (2) years ending December 31, 2013 and December 31, 2012, the (i) top twenty (20) coaches, (ii) the top ten (10) speakers and (iii) the top ten (10) authors, each by revenues generated and each whether employed or engaged by the Company during each such period (collectively, the “Material Coaches, Speakers and Authors”). Except as set forth on Schedule 4.26, since December 31, 2013: (a) none of the Material Coaches, Speakers and Authors has terminated, or threatened or given notice to the Company or any of its Subsidiaries of his or her intention to terminate his or her employment by the Company or any of its Subsidiaries, or adversely changed, or attempted or sought to change, in any material respect his or her relationship with the Company or any of its Subsidiaries or the terms thereof, or threatened or given notice that he or she intends to do so.

4.27 Warranties and the “Studer Group Guarantee”. Neither the Company nor any of its Subsidiaries has made any oral or written warranties or guarantees with respect to the quality or absence of defects of the products or services which it has sold or performed which are currently in force, except for those warranties or guarantees which are specifically set forth in writing in the applicable customer or client Contracts. There are no claims or requests pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries with respect to the worth of, quality of or absence of defects in such products or services (nor are there any facts, circumstances or conditions that could reasonably be expected to result in or give rise to any such claims). To the Knowledge of the Company, there is no reason to believe that the percentage of services performed by the Company for which warranties or guarantees are presently in effect and for which warranty or guarantee adjustments can be expected during unexpired warranty or guarantee periods which extend beyond the Closing Date will be higher than levels consistent with prior experience. Schedule 4.27 sets forth the “Studer Group Guarantee” in each Contract currently in effect with each Material Customer and any claims or requests under such “Studer Group Guarantee” made by any such Material Customer, excluding any increase as a result of business or activities in which Parent or any of its Affiliates is or proposes to be engaged or as a result of any acts or omissions by, or the status of or any facts pertaining to, Parent or any of its Affiliates.

4.28 No Separate Arrangement. Other than (a) payments and distributions to each Stockholder and Optionholder in accordance with Article III hereof (b) the Transaction Bonuses, neither Company nor such Stockholders or Optionholders have entered into any contract or other arrangement for the distribution, and shall not distribute, the respective portions of Aggregate Merger Consideration directly or indirectly received by them to any employees or Contingent Workers of the Company, other than non-employee members of the board of directors of the Company (or any employees or Contingent Workers of Parent or the Surviving Corporation after Closing). In addition, there is no agreement or understanding between any Stockholder or Optionholder and any other Person whereby the payment or distribution of any portion of the Aggregate Merger Consideration is contingent upon such Stockholder’s or Optionholder’s continued service to or employment with the Company, Parent, the Surviving Corporation or their Affiliates following the Closing.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGERCO

Parent and MergerCo hereby jointly and severally represent and warrant to the Company as follows:

5.1 Organization and Authority. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. MergerCo is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of Parent and MergerCo has the corporate power and authority to execute and deliver this Agreement and perform its obligations hereunder. The execution and delivery of this Agreement and the performance by Parent and MergerCo of its covenants and agreements hereunder have been duly and validly authorized by the boards of directors of Parent and MergerCo, respectively, and, other than the consent of Parent as sole stockholder of MergerCo, no other corporate proceedings on the part of Parent or MergerCo are necessary to authorize the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Parent and MergerCo and constitutes a valid and binding agreement of each of Parent and MergerCo, enforceable against each of Parent and MergerCo in accordance with its terms, except that (a) such enforcement may be subject to any bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other laws, now or hereafter in effect, relating to or limiting creditors’ rights generally, and (b) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

5.2 Consents and Approvals; No Violations. Except for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and applicable requirements of the HSR Act, if any, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (a) conflict with or result in any breach of any provision of the Organizational Documents of Parent or MergerCo; (b) require any filing with, or the obtaining of any permit, authorization, consent or approval of, any Governmental Authority; (c) violate, conflict with or result in a default (or any event which, with notice or lapse of time or both, would constitute a default) under, or give rise to any right of termination, cancellation or acceleration under, any of the terms, conditions or provisions of any note, mortgage, other evidence of indebtedness, guarantee, license, agreement, lease or other contract, instrument or obligation to which Parent or MergerCo is a party or by which Parent or MergerCo or any of their assets may be bound; or (d) violate any order, injunction, decree, statute, rule or regulation applicable to Parent or MergerCo, excluding from the foregoing clauses (b), (c) and (d) such requirements, violations, conflicts, defaults or rights (i) which would not materially adversely affect the ability of Parent or MergerCo to consummate the transactions contemplated by this Agreement or (ii) which become applicable as a result of any acts or omissions by, or the status of or any facts pertaining to, the Company.

5.3 Valid Issuance of Securities. The Stock Closing Payment, when issued, sold and delivered in accordance with the terms of this Agreement, will be duly and validly issued, fully paid and nonassessable and free of restrictions on transfer other than applicable state and federal securities laws. The Stock Closing Payment shall be issued in compliance with all applicable securities laws.

5.4 Litigation. There are no Actions pending by or before any Governmental Authority or by any third party which challenges the validity of this Agreement or which would be reasonably likely to adversely affect or restrict Parent’s or MergerCo’s ability to consummate the transactions contemplated hereby.

5.5 Sufficient Funds. Except as expressly set forth Section 1.01 and Section 8.03(H) of the Credit Agreement (the “Credit Agreement Conditions”), there are no conditions precedent or other contingencies related to the to the funding of any debt financing under the Credit Agreement in connection with the consummation of the Merger or the other transactions contemplated hereby (the “Debt Financing”). As of the Closing, all Credit Agreement Conditions related to the funding of the Debt Financing shall have been satisfied and that the full amount of such financing to be funded at the Effective Time will be available to Parent at the Effective Time. Without limiting the generality of the foregoing, as of the Closing, the Merger and the other transactions contemplated hereby shall constitute a “Permitted Acquisition” as such term is defined in the Credit Agreement, and, as of the date of this Agreement, neither Parent nor any of its Subsidiaries has any actual knowledge (x) that any of the lenders party to the Credit Agreement will not perform their respective funding obligations under the Credit Agreement at the Closing, or (y) of any event or condition that would otherwise prevent Parent from satisfying any of the Credit Agreement Conditions necessary to make the Debt Financing available on the Closing Date. Upon the funding of the Debt Financing on the Closing Date in accordance with the Credit Agreement, Parent shall have at the Effective Time sufficient cash on hand to enable it to satisfy all of Parent’s payment obligations under Article III in accordance with the terms of this Agreement.

5.6 Solvency. Immediately after giving effect to the transactions contemplated by this Agreement, Parent and the Surviving Corporation shall be able to pay their respective debts as they become due. Immediately after giving effect to the transactions contemplated by this Agreement, Parent and the Surviving Corporation shall have adequate capital to carry on their respective businesses. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of Parent, MergerCo or the Surviving Corporation.

ARTICLE VI

COVENANTS

6.1 Conduct of the Company’s Business. Except as set forth on Schedule 6.1, the Company agrees that, during the period from the date of this Agreement to the Closing, except as otherwise contemplated by this Agreement, the Schedules or consented to by Parent and MergerCo in writing, the Company shall (and shall cause each of its Subsidiaries to):

(a) conduct its business operations in the ordinary course consistent with past practice;

(b) not adopt a plan of complete or partial liquidation, dissolution, merger, consolidation or recapitalization or file a petition in bankruptcy under any provisions of federal or state bankruptcy Law or consent to the filing of any bankruptcy petition against under any similar Law;

(c) to use commercially reasonable efforts to (i) maintain and preserve its property, assets and business operations, (ii) retain the services of its employees, except for attrition of such employees in the ordinary course of business, and (iii) maintain, preserve and retain relationships with its material suppliers and customers;

(d) not sell or dispose of any individual business asset with a book or market value equal to or greater than $75,000 other than the sale of Inventory in the ordinary course consistent with past practice;

(e) not amend its Organizational Documents;

(f) not incur, assume or guarantee any Indebtedness for borrowed money or issue any debt securities in excess of $75,000 in the aggregate;

(g) not change its accounting policies or collection policies except as required by GAAP;

(h) not authorize for issuance, issue or sell or agree or commit to issue or sell (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any equity interests;

(i) not make, declare, set aside or pay any dividend or distribution, or any direct or indirect redemption, purchase or other acquisition by the Company of its own equity interests (other than payments to holders of Stock Options in respect of any Deferred Recapitalization Dividends);

(j) not (except as required by Law) establish, adopt, amend or modify (including by way of interpretation) any Company Plan or establish any plan, benefit, or arrangement that would have been a Company Plan if it had been in effect on the date of this Agreement;

(k) not enter into, amend, modify (including by way of interpretation) or renew any employment agreement with, or pay any bonus or special remuneration (cash, equity or otherwise) to any Material Employee or other employee who would, after the payment of such bonus or remuneration, be a Material Employee;

(l) not hire, offer to hire or terminate any Material Employee or other employee who would, if hired, be a Material Employee, other than for cause after providing reasonable notice to the Parent and MergerCo of the intent to so terminate such Material Employee, or encourage or otherwise cause any Material Employee to resign from the Company or any of its Subsidiaries;

(m) not increase (i) the rates of compensation (including equity-based compensation) or (ii) bonus compensation payable or to become payable to any Material Employee of the Company or any of its Subsidiaries;

(n) not increase the fringe benefits payable or to become payable to any officer, director, contractor, consultant or employee of the Company or any of its Subsidiaries;

(o) not increase (i) the rates of compensation (including equity-based compensation) or (ii) bonus compensation payable or to become payable to any officer, director, contractor, consultant or employee of the Company or any of its Subsidiaries, other than in the ordinary course of business consistent with past practice;

(p) not (i) commence any Action or (ii) settle or compromise any pending or threatened Action for an amount in excess of $25,000, by or against the Company or any of its Subsidiaries or relating to the Business or any of their properties or assets;

(q) not make any capital expenditures that exceed $75,000, individually or in the aggregate;

(r) not grant any refunds, credits, rebates or other allowances to any supplier or customer, other than in the ordinary course of business consistent with past practice;

(s) not modify, amend, or terminate, or waive any rights under any Material Contract (or any Contract that would be a Material Contract but for such amendment or termination), in each case where such modification, amendment, termination or waiver would involve value of $75,000 or more;

(t) not enter into any new Contract that (i) contains a change in control provision in favor of the other party or parties thereto or would otherwise give rise to any rights to such other party or parties in connection with the Transaction or the other transactions contemplated by this Agreement, or (ii) would be a Material Contract if it were in effect on the date hereof;

(u) not enter into, modify, amend or terminate any collective bargaining or other labor related agreement or arrangement with any labor union, association or organization or works council;

(v) not acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business;

(w) not alter, or enter into any commitment to alter, any interest in any Subsidiary, corporation, joint venture, partnership or business entity in which the Company or any of its Subsidiaries, directly or indirectly, holds any interest;

(x) not enter into, or amend, any lease or sublease of real property, in any case where such lease or sublease of real property would involve aggregate annual payments by the Company or any of its Subsidiaries or $75,000 or more;

(y) not cancel any Indebtedness or Liabilities, or waive or release any right or claim of the Company or any of its Subsidiaries, including any write-off or other compromise of any account receivable of the Company or any of its Subsidiaries, in each case in excess of $25,000 individually or $75,000 in the aggregate;

(z) not to enter into a new line of business or abandon or discontinue any existing line of business;

(aa) not to enter into any transaction with any stockholder, director, officer or employee of the Company or any of its Subsidiaries (excluding reimbursements of employees, directors, consultants or other service providers for expenses incurred in the ordinary course of business consistent with past practice and Company policy);

(bb) not cancel, amend in any material respect (other than in connection with the addition of customers and suppliers to such insurance policies from time to time in the ordinary course of business consistent with past practices) or fail to renew any insurance policy of the Company or any of its Subsidiaries; and

(cc) not enter into any agreement, commitment or undertaking to do any of the activities specified in subsections Section 6.1(a) through Section 6.1(bb) above.

6.2 Stockholders’ Consent and Letters of Transmittal. As soon as practicable, but in any event no later than one Business Day following the execution of this Agreement by the Company, the Company, acting through the Company Board, shall deliver to Parent, in accordance with applicable law, the written consent of the holders of at least 80% of the issued and outstanding shares of Company Stock entitled to vote to adopt and approve this Agreement

(the “Stockholder Written Consent”) and the duly executed Letters of Transmittal from such holders (the “Required Letters of Transmittal”). Solely for purposes of this Section 6.2, a Letter of Transmittal delivered without the applicable Company Stock Certificates shall be deemed duly executed and delivered provided that such Stockholder delivers the applicable Company Stock Certificates within two weeks following the date hereof. As soon as practicable, but in any event no later than five (5) Business Days after the Company delivers the Stockholder Written Consent and the Required Letters of Transmittal, the Company shall prepare, with the cooperation of Parent, and mail to each holder of Company Stock that did not sign the Stockholder Written Consent, a notice (as it may be amended or supplemented from time to time, the “Stockholder Notice”) comprising (i) the notice contemplated by Section 228(e) of the DGCL of the taking of a corporate action without a meeting by less than a unanimous written consent, and (ii) the notice contemplated by Section 262(d)(2) of the DGCL, together with a copy of Section 262 of the DGCL. The Stockholder Notice shall include such other information as Parent and the Company may mutually is required or advisable under the DGCL to be included therein. Parent and the Company agree to cause their respective Representatives to cooperate in the preparation of the Stockholder Notice and any amendment or supplement thereto.

6.3 Access to Information.

(a) Between the date of this Agreement and the Closing, the Company shall (i) give Parent and MergerCo and each of its authorized Representatives reasonable access to all books, records, employees, offices and other facilities and properties of the Company and its Subsidiaries; (ii) permit Parent and MergerCo to make such inspections thereof as Parent and MergerCo may reasonably request; and (iii) cause the employees of the Company and its Subsidiaries to furnish Parent and MergerCo with such financial and operating data and other information regarding the Company as Parent and MergerCo may from time to time reasonably request; provided, however, that any such investigation shall be conducted during normal business hours under the supervision of Company personnel and in such a manner as to maintain the confidentiality of this Agreement and the transactions contemplated hereby and not interfere unreasonably with the business operations of the Company.

(b) All information concerning the Stockholders, Optionholders, the Company or their Affiliates furnished or provided by the Company or their Affiliates to Parent or MergerCo or their Representatives (whether furnished before or after the date of this Agreement) shall be held subject to the Nondisclosure Agreement.

6.4 Consents. Each of the Company and Parent and MergerCo shall cooperate, and use reasonable best efforts, to make all filings and obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of Governmental Authorities and other third parties necessary to consummate the transactions contemplated by this Agreement; provided, however, that (a) Parent and MergerCo shall not be required to make any payments to obtain such consents and (b) the Parties acknowledge that the obligations of the Parties set forth in this Section 6.4 shall not include any obligations with respect to HSR Act compliance, which obligations are set forth in Section 6.11. In addition to the foregoing, Parent and MergerCo shall provide information as to its financial capability, resources and creditworthiness as may be reasonably requested by any third party whose consent or approval is sought in connection with the transactions contemplated hereby.

6.5 Commercially Reasonable Efforts. Subject to the terms and conditions hereof, each of the Parties shall cooperate, use commercially reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws, and execute and deliver such documents and other papers, as may reasonably be required to carry out the provisions of this Agreement and consummate and make effective the transactions contemplated in this Agreement.

6.6 Public Announcements. Neither the Company nor any of its Affiliates or its or their Representatives shall issue any press release or make any other written public statement with respect to this Agreement or the transactions contemplated by this Agreement, including the Aggregate Merger Consideration, except as required by Law (in which case the disclosing party will, to the extent practicable under the circumstances, provide the other party with reasonable prior notice and a reasonable opportunity to review in advance and comment on the disclosure), without the prior written consent of Parent, which approval shall not be unreasonably withheld or delayed. For the avoidance of doubt, for Stockholders that are investment funds, such Stockholders may disclose information regarding the terms of the transactions contemplated by this Agreement to their respective limited partners and to prospective investors in the ordinary course of business consistent with such Stockholder’s customary practices.

6.7 Resignations. The Company will deliver at the Closing the written resignation or termination of each of the directors (or equivalent) and officers of the Company and each of its Subsidiaries that the Parent specifies in writing to the Company two (2) Business Days prior to the Closing Date.

6.8 Employees; Employee Benefits.

(a) From the Closing Date until December 31, 2015, the Surviving Corporation shall provide to each Continued Employee compensation and benefits that are substantially comparable, in the aggregate, to the aggregate compensation and benefits that were provided to such employee on the Closing Date.

(b) Effective as of the Closing Date, Parent hereby undertakes to cause the Surviving Corporation to pay, perform and discharge when due all liabilities in respect of employees, including Continued Employees and former employees of the Surviving Corporation, under any Company Plan for and with respect to periods ending after the Closing Date, whether asserted prior to, on or after the Closing Date (including any Liability to make any contributions to any Company Plans to the extent such Liability did not arise on or prior to the Closing Date).

(c) To the extent permitted by applicable Law, Parent or the Surviving Corporation, as applicable, shall use commercially reasonable efforts to credit each Continued Employee with such number of unused vacation days and other paid time off accrued by such employee with the Company or any of its Subsidiaries prior to the Closing Date in accordance with the Company’s or any of its Subsidiaries’ or any of such Subsidiaries’ personnel policies applicable to such employees on the date hereof, copies of which have been made available to Parent and MergerCo.

(d) This Section 6.8 shall operate exclusively for the benefit of the Parties to this Agreement and not for the benefit of any other Person, including any employee, consultant, former employee or independent contractor or other Person who performs or performed services for the Company. Nothing contained in this Section 6.8 shall (i) be treated as an amendment to any Company Plan or any employee benefit plan of the Parent or any of its Affiliates, (ii) give any third party any right to enforce the provisions of this Section 6.8 or (iii) obligate Parent, the Company or any of its Subsidiaries to maintain any particular benefit plan or retain the employment of any particular employee.

6.9 Schedule Updates. Until the Closing, the Company may deliver to Parent written notice (each, a “Schedule Update”) in the form of a supplement to the Schedules to reflect any matter first arising after the date of this Agreement that, if such matter arose before or on the date of this Agreement would have been required to be disclosed in the Schedules. Such Schedule Update shall be deemed to supplement such Schedule for all purposes under this Agreement.

6.10 No Additional Representations to Parent and MergerCo. Notwithstanding anything contained in this Agreement, each of Parent and MergerCo acknowledges and agrees that neither the Company nor any of its Affiliates, agents or Representatives is making any representation or warranty whatsoever, express or implied, beyond those expressly given in Article IV or in any other agreements, certificates or other instruments executed and delivered by the Company in connection with this Agreement or the transactions contemplated hereby.

6.11 HSR Act Compliance. The Company and Parent and MergerCo will promptly, and in any event within five (5) Business Days after the later of the execution of this Agreement and the date it is determined that such filing is required, make all filings or submissions as are required under the HSR Act. Parent and MergerCo shall be responsible for filing fees associated with any filings required by the transactions contemplated hereby under the HSR Act. Each of the Company, on the one hand, and Parent and MergerCo, on the other hand, will promptly furnish to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission which is necessary under the HSR Act. Each of the Company, on the one hand, and Parent and MergerCo, on the other hand, will promptly provide the other with copies of all written communications (and memoranda setting forth the substance of all oral communications) between each of them, any of their Affiliates or any of its or their Representatives, on the one hand, and any Governmental Authority, on the other hand, with respect to this Agreement or the transactions contemplated hereby. Without limiting the foregoing, and in each instance with respect to the transactions contemplated hereby, each of the Company and Parent and MergerCo shall (i) use its reasonable best efforts to respond as promptly as practicable to any inquiries or requests for additional information made by any Governmental Authority; (ii) not participate in any substantive meeting or discussion with any Governmental Authority unless it consults with the other Parties in advance and, except as prohibited by applicable Law, gives the other parties the opportunity to attend and participate thereat; and (iii) consult and cooperate with each other Party, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party in connection with proceedings under or relating to the HSR Act, except as may be prohibited or restricted by Law. In addition, each of the Company, on the one hand, and Parent and MergerCo, on the other hand, will keep the other Parties apprised of the status of any such inquiry or request, and hereby covenants and agrees to use its reasonable best efforts to secure, and not to take any action that will have the effect of delaying, impairing or impeding, the early termination or expiration of any waiting periods under the HSR Act for the transactions contemplated hereby.

6.12 No Solicitations of Transactions. The Company will not, and will cause all Representatives of the Company (and its Subsidiaries) not to, directly or indirectly, (i) discuss, negotiate, undertake, authorize, recommend, propose or enter into, either as the proposed surviving, merged, acquiring or acquired Person, any transaction involving a merger, consolidation, business combination, purchase or disposition of any amount of the assets of the Company (and its Subsidiaries) (other than the sale of immaterial assets in the ordinary course of business) or any equity interests of the Company (and its Subsidiaries) other than the transactions contemplated by this Agreement (an “Acquisition Transaction”), (ii) facilitate, encourage, solicit or initiate discussions, negotiations or submissions of proposals or offers in respect of an Acquisition Transaction, (iii) furnish or cause to be furnished, to any Person or entity, any information concerning the business, operations, properties or assets of the Company (and its Subsidiaries) in connection with an Acquisition Transaction, or (iv) otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek any of the foregoing. The Company shall, and shall cause its Subsidiaries and its and their Representatives to, immediately cease and cause to be terminated any existing discussions or negotiations with any Persons (other than Parent and MergerCo) conducted heretofore with respect to any Acquisition Transaction. The Company agrees not to (and to cause its Subsidiaries and not to) release any third party from the confidentiality provisions of any agreement to which the Company is a party.

6.13 Tax Matters. Without the prior written consent of Parent and MergerCo, not to be unreasonably withheld, conditioned or delayed, none of the Company and its Subsidiaries shall make or change any election, change an annual accounting period, adopt or change any accounting method, file any amended Tax Return (including a claim for refund of Taxes), enter into any closing agreement, settle any Tax claim or assessment relating to the Company or any of its Subsidiaries, or take any similar action relating to the filing of any Tax Return or the payment of any Tax, if such election, adoption, change, amendment, agreement, settlement, surrender, consent or other action could reasonably be expected to have the effect of increasing the Tax liability of the Company or any of its Subsidiaries for any Post-Closing Tax Period or decreasing any Tax attribute of the Company or any of its Subsidiaries existing on the Closing Date.

6.14 Director and Officer Indemnification.

(a) Parent and MergerCo agree that all rights to indemnification or exculpation existing in favor of, and all limitations on the personal liability of, each present and former director, officer, employee, fiduciary and agent of the Company and its Subsidiaries (collectively, the “D&O Indemnified Parties”) provided for in their respective charters or by-laws or any other agreements in effect as of the date hereof shall continue in full force and effect for a period of six (6) years following the Closing Date.

(b) In the event the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, Parent shall ensure that the successors and assigns of the Surviving Corporation, or at Parent’s option, Parent, shall assume the obligations set forth in this Section 6.14.

(c) The provisions of this Section 6.14 shall survive the consummation of the Merger and are (i) intended to be for the benefit of, and will be enforceable by, each of the D&O Indemnified Parties and their successors, assigns and heirs and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise. This Section 6.14 may not be amended, altered or repealed after the Effective Time without the prior written consent of the affected D&O Indemnified Party.

(d) Effective at the Closing, the Company shall purchase:

(i) at the Company’s cost and expense, extended reporting period endorsements of six (6) years with respect to the Company’s and its Subsidiaries’ directors’ and officers’ liability insurance policy (which includes employment practices and fiduciary liability), with liability limits equal to or greater than those applicable to the underlying policy and deductibles no greater than those applicable to the underlying policy (the “D&O Tail Policy”); and

(ii) at Parent’s sole cost and expense, extended reporting period endorsements of at least three (3) years with respect to the Company’s and its Subsidiaries’ professional liability, cyber (also known as information security and privacy), media, technology products and technology services insurance policies with liability limits equal to or greater than those applicable to the underlying policies and deductibles no greater than those applicable to the underlying policies (the “Parent Purchased Tail Policies”).

6.15 Distribution of Consideration. The Stockholders and Optionholders agree that the payments made pursuant to Article III, including the release of any funds from the Escrow Fund or the Stockholders’ Expense Amount on behalf and for the benefit of the Stockholders and Optionholders, if any, shall each be allocated and distributed as set forth in the applicable provisions of Article III to which such payment relates. As requested from time to time by Parent consistent with the applicable Letter of Transmittal or Optionholder Release Agreement, the Stockholders and Optionholders agree to complete a certification request sent by Parent upon payments made pursuant to Article III, including the release of any funds from the Escrow Fund or the Stockholders’ Expense Amount on behalf and for the benefit of the Stockholders and Optionholders, if any, in each case attesting to the allocation and distribution thereof to the Stockholders and Optionholders in accordance with Article III, the preceding sentence, and Section 4.28, and shall provide Parent with reasonable access to any and all books and records in order to verify such certification.

6.16 Financing. Parent shall use its reasonable best efforts to take, or cause to be taken, all actions to obtain, or cause to be obtained, the proceeds of the Debt Financing that are required for Parent to satisfy its payment obligations under this Agreement, including using reasonable best efforts in connection with (i) maintaining in full force and effect the Credit Agreement and (ii) satisfying on a timely basis (or obtaining waiver of) all Credit Agreement Conditions.

6.17 Payments Prior to the Closing.

(a) Employee Bonus Payments. Prior to the Closing Date and through the Company’s payroll, the Company shall pay any and all cash bonuses payable under any Company Plan that provides for payments of annual bonuses, annual awards or other annual cash incentive awards, including the Success Share Program, in respect of the Company’s 2014 fiscal year.

(b) Deferred Recapitalization Dividends Payments. Prior to the Closing Date, the Company shall pay the Deferred Recapitalization Dividends.

ARTICLE VII

CONDITIONS TO OBLIGATIONS OF THE PARTIES

7.1 Conditions to Each Party’s Obligations to Effect the Merger. The respective obligation of each Party to consummate the transactions contemplated by this Agreement is subject to the satisfaction at or prior to the Closing of (a) if applicable, the waiting period applicable to the consummation of the transactions contemplated by this Agreement under the HSR Act shall have expired or been terminated; and (b) this Agreement shall have been adopted and approved by the Stockholder Written Consent in accordance with the DGCL, the Certificate of Incorporation and the By-Laws.

7.2 Conditions to Obligations of the Company. The obligations of the Company to consummate the transactions contemplated by this Agreement are further subject to the satisfaction (or waiver by the Company) at or prior to the Closing of the following conditions:

(a) Injunction. There will be no effective injunction, writ or preliminary restraining order or any order of any nature issued by a Governmental Authority of competent jurisdiction, binding on Parent or MergerCo or the Company and which prohibits Parent or MergerCo or the Company from effecting the Merger.

(b) Representations and Warranties. The representations and warranties of Parent and MergerCo contained in Article V of this Agreement shall be true and correct in all material respects at the date hereof and shall be true and correct in all material respects as of the Closing as if made at and as of such time, except for (i) changes permitted or contemplated hereby, and (ii) representations and warranties which are as of a specific date, in which case such representations and warranties shall remain true and correct in all material respects as of such date.

(c) Performance of Obligations of Parent and MergerCo. Each of Parent and MergerCo shall have performed in all material respects its obligations under this Agreement required to be performed by it at or prior to the Closing pursuant to the terms hereof.

(d) Parent Certificate. An authorized officer of Parent shall have executed and delivered to the Company a certificate as to compliance with the conditions set forth in Section 7.2(b) and Section 7.2(c) hereof.

(e) Escrow Agreement. Parent and MergerCo shall have delivered, or caused to be delivered, to the Company the Escrow Agreement, duly executed by Parent and MergerCo.

(f) Paying Agent Agreement. Parent shall have delivered, or caused to be delivered, to the Company the Paying Agent Agreement, duly executed by Parent and the Paying Agent.

(g) Payment Obligations. Each of Parent and MergerCo shall have complied in all respects with the payment obligations set forth in Section 2.8, Section 3.1, Section 3.4 of Section 3.5 of this Agreement.

7.3 Conditions to Obligations of Parent and MergerCo. The obligations of Parent and MergerCo to consummate the transactions contemplated by this Agreement are further subject to the satisfaction (or waiver by Parent and MergerCo) at or prior to the Closing of the following conditions.

(a) Injunction. There will be no effective injunction, writ or preliminary restraining order or any order of any nature issued by a Governmental Authority of competent jurisdiction, binding on Parent or MergerCo or the Company and which prohibits Parent or MergerCo or the Company from effecting the Merger.

(b) Representations and Warranties. The representations and warranties of the Company contained in Section 4.1 (Organization; Authority), Section 4.2 (Equity Securities), Section 4.3 (Subsidiaries) and Section 4.4(a) (Consents and Approvals) of this Agreement will be true and correct in all respects both when made and at the Closing with the same force and effect as if made as of the Closing Date (provided that, for purposes of this Section 7.3(b), whether Section 4.2 is true and correct in all respects shall be assessed with reference to any update to Schedule 4.2 provided to Parent prior to Effective Time, so long as the aggregate amount payable by Parent in connection with the Merger does not increase as a result of the information contained in such updated Schedule 4.2), (ii) contained in Article IV (other than Section 4.1, Section 4.2, Section 4.3 and Section 4.4(a)) of this Agreement (x) that are not qualified by the terms “material” or “Company Material Adverse Effect” will be true and correct in all material respects both when made and at the Closing with the same force and effect as if made as of the Closing Date, other than such representations and warranties that expressly speak only as of a specific date or time, which will be true and correct in all material respects as of such specified date or time, and (y) that are qualified by the terms “material” or “Company Material Adverse Effect” will be true and correct in all respects both when made and at the Closing with the same force and effect as if made as of the Closing Date, other than such representations and warranties that expressly speak only as of a specific date or time, which will be true and correct as of such specified date or time.

(c) Performance of Obligations of the Company. The Company shall have performed in all material respects its obligations under this Agreement required to be performed by it at or prior to the Closing pursuant to the terms hereof.

(d) No Company Material Adverse Effect. Since the date of this Agreement, there shall not have been any event or condition that individually, or in the aggregate with other events or conditions, has had or would reasonably be expected to have a Company Material Adverse Effect.

(e) Stockholder Written Consent and Required Letters of Transmittal. The Company shall have delivered to the Parent the Stockholder Written Consent and the Required Letters of Transmittal.

(f) FIRPTA Certificate. Parent shall have received (i) a properly executed statement satisfying the requirements of Treasury Regulations Sections 1.897-2(h) and 1.1445-2(c)(3), dated no more than thirty (30) days prior to the Closing Date, signed by an officer of the Company and in form and substance reasonably satisfactory to Parent, certifying that interests in the Company do not constitute “United States real property interests” under Section 897(c) of the Code, and (ii) as agent for the Company, a form of notice to the IRS satisfying the requirements of Treasury Regulations Section 1.897-2(h)(2), together with written authorization for Parent to deliver such notice to the IRS on behalf of the Company following the Effective Time.

(g) Company Deliveries. The Company shall have delivered, or caused to be delivered, to Parent the following:

(i) the Escrow Agreement, executed by the Stockholders’ Representative, the Company and the Escrow Agent;

(ii) the Paying Agent Agreement, executed by the Stockholders’ Representative;

(iii) resignations, effective as of the Closing Date, of the directors and officers of the Company and its Subsidiaries as Parent shall have requested prior to the Closing;

(iv) a certificate of the Company, dated the Closing Date, as to (A) the good standing of the Company in its jurisdiction of incorporation and in each other jurisdiction where it is qualified to do business and (B) the effectiveness of any board or member resolutions of the Company and its Subsidiaries passed in connection with this Agreement and transactions contemplated hereby;

(v) evidence of the Insurance Tail Policy;

(vi) all other documents required to be entered into or delivered by the Company.

(h) Payments Prior to the Closing. The Company shall have delivered to Parent evidence reasonably satisfactory to Parent that all (i) the employee bonus payments in respect of the Company’s 2014 fiscal year have been paid in accordance with Section 6.17(a), and (ii) the Deferred Recapitalization Dividends have been paid in accordance with Section 6.17(b).

(i) Employment Agreements. The amendment to the employment agreement between the Company and Mr. Studer attached hereto as Exhibit E (the “First Amendment to the Studer Employment Agreement”), and amendment to the employment agreement between the Company and Mr. Porter attached hereto as Exhibit F (the “First Amendment to the Porter Employment Agreement”), which shall be executed concurrent with the execution of this Agreement and effective as of the Effective Time in accordance with their respective terms, shall each be in full force and effect.

(j) Pay-off Letters. The Company shall have obtained from each Person who holds any Indebtedness secured by a Lien, a pay-off letter to the effect that all such Indebtedness of the Company, upon receipt of the payment provided for in Section 3.4, has been paid in full and all Liens related to such Indebtedness have been fully and finally released.

(k) Company Certificate. The Company shall have executed and delivered to Parent a certificate as to compliance with the conditions set forth in Section 7.3(a), Section 7.3(b), Section 7.3(c), Section 7.3(d), Section 7.3(h) and Section 7.3(i) hereof.

ARTICLE VIII

TERMINATION

8.1 Termination. This Agreement may be terminated at any time at or prior to the Closing:

(a) in writing, by mutual consent of the Parties;

(b) by written notice from Parent to the Company, if any of the conditions set forth in Section 7.1 or Section 7.3 hereof (to the extent compliance or performance thereunder is not within the control of Parent or MergerCo) shall not have been (i) complied with or performed and such noncompliance or nonperformance shall not have been cured or eliminated (or by its nature cannot be cured or eliminated) by the Company within thirty (30) days following delivery of written notice of such noncompliance or nonperformance, or (ii) waived by Parent and MergerCo, on or before March 31, 2015;

(c) by written notice from the Company to Parent and MergerCo, if any of the conditions set forth in Section 7.1 or Section 7.2 hereof (to the extent compliance or performance thereunder is not within the control of the Company) shall not have been (i) complied with or performed and such noncompliance or nonperformance shall not have been cured or eliminated (or by its nature cannot be cured or eliminated) by Parent or MergerCo within thirty (30) days following delivery of written notice of such noncompliance or nonperformance, or (ii) waived by the Company, on or before March 31, 2015;

(d) by Parent, if the Company has suffered a Company Material Adverse Effect or an event has occurred or circumstance exists or has developed that has had or would reasonably be expected to have a Company Material Adverse Effect; provided that Parent must deliver notice to the Company within five (5) Business Days of learning of such events, occurrences or developments;

(e) by written notice from the Company to Parent, or from Parent to the Company, if the transactions contemplated hereby shall have been permanently enjoined by a court of competent jurisdiction; provided that the Party delivering the notice of termination shall have used its best efforts to have any such injunction lifted; and provided, further, that no Party hereto who brought or is affiliated with the party who brought the action seeking the permanent enjoinment of the transactions contemplated hereby may seek termination of this Agreement pursuant to this Section 8.1(e); or

(f) by written notice by Parent to the Company, or the Company to Parent, if the Closing has not occurred on or prior to March 31, 2015 for any reason other than nonperformance under this Agreement of the Party seeking such termination.

For purposes of determining Parent’s or MergerCo’s noncompliance or nonperformance for purposes of this Article VIII, the noncompliance or nonperformance of either Parent or MergerCo shall be deemed to be the noncompliance or nonperformance of both Parent and MergerCo.

8.2 Procedure and Effect of Termination. In the event of the termination of this Agreement pursuant to Section 8.1 hereof, written notice thereof shall forthwith be given by the Party so terminating to the other Parties, and this Agreement shall terminate and the transactions contemplated hereby shall be abandoned without further action by any Party. If this Agreement is terminated pursuant to Section 8.1 hereof:

(a) each Party shall redeliver all documents, work papers and other materials of the other Parties relating to the transactions contemplated hereby, whether obtained before or after the execution hereof, to the Party furnishing the same or, upon prior written notice to such Party, shall destroy all such documents, work papers and other materials and deliver notice to the Party seeking destruction of such documents that such destruction has been completed, and all confidential information received by any Party with respect to the other Parties shall be treated in accordance with the Nondisclosure Agreement and Section 6.3(b);

(b) all filings, applications and other submissions made pursuant hereto shall, at the option of the Company, and to the extent practicable, be withdrawn from the agency or other Person to which made; and

(c) there shall be no liability or obligation hereunder on the part of the Company or Parent or MergerCo or any of their respective directors, officers, employees,

Affiliates, controlling Persons, agents or Representatives, except that the Company, on the one hand, or Parent or MergerCo, on the other hand, as the case may be, shall have liability to the other if the basis of termination is a breach by such Party, as the case may be, of one or more of the provisions of this Agreement, and except that the obligations provided for in this Section 8.2 and Article XI hereof and in the Nondisclosure Agreement shall survive any such termination.

ARTICLE IX

INDEMNIFICATION

9.1 Indemnification Obligations of the Stockholders and Optionholders. From and after the Closing, each Stockholder and each Optionholder, in each case, severally and not jointly and pro rata in accordance with their respective Allocation Percentages, on its own behalf and on behalf of its successors and assigns, shall indemnify, defend, save and hold harmless Parent, MergerCo and each of its Affiliates (including the Surviving Corporation and its Subsidiaries), each of their respective officers, directors, employees, agents and Representatives and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “Parent Indemnified Parties”) from, against and in respect of any and all Losses (the “Parent Losses”) arising out of, or related to:

(a) any breach or inaccuracy of any representation or warranty made by the Company in Article IV of this Agreement or any other agreements, certificates or other instruments executed and delivered by the Company in connection with this Agreement or the transactions contemplated hereby;

(b) any breach or nonperformance of any covenant, agreement or undertaking made by the Company in this Agreement or any other agreements, certificates or other instruments executed and delivered by the Company in connection with this Agreement or the transactions contemplated hereby, in each case, that requires performance by the Company prior to the Effective Time;

(c) any Transaction Expenses that remain unpaid after the Closing and that were not (i) taken into account as a deduction in calculating the Net Merger Consideration in accordance with the definition thereof or (ii) reflected in the Adjustment Amount;

(d) any Indebtedness of the Company and its Subsidiaries that remains unpaid after the Closing and that was not (i) taken into account as a deduction in calculating the Net Merger Consideration in accordance with the definition thereof or (ii) reflected in the Adjustment Amount; and

(e) from any claims by any holder of Dissenting Shares as a result of the exercise of appraisal rights (net of the Merger Consideration Per Share that would otherwise have been payable to the holder of Dissenting Shares exercising such appraisal rights under this Agreement).

9.2 Indemnification Obligations of Parent. From and after the Closing, Parent shall indemnify, defend, save and hold harmless the Stockholders and Optionholders, each of their respective agents and Representatives and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “Stockholder Indemnified Parties”) from, against and in respect of any and all Losses (the “Stockholder Losses”) arising out of, or related to:

(a) any breach or inaccuracy of any representation or warranty made by Parent or MergerCo in Article V of this Agreement;

(b) any breach or nonperformance of any covenant, agreement or undertaking made by Parent or MergerCo in this Agreement; and

(c) any breach or nonperformance of any covenant, agreement or undertaking made by the Surviving Corporation in this Agreement that requires performance by the Company after the Effective Time.

9.3 Indemnification Procedure.

(a) Except with respect to Tax matters which shall be governed by Section 10.6, promptly after receipt by a Parent Indemnified Party or a Stockholder Indemnified Party (hereinafter collectively referred to as an “Indemnified Party”) of notice by a third party of a threatened or filed complaint or the threatened or actual commencement of any Action with respect to which such Indemnified Party may be entitled to receive payment from the other Parties for any Parent Losses or Stockholder Losses, as the case may be, such Indemnified Party shall provide written notification to Parent, on the one hand, or the Stockholders’ Representative, on the other hand, whoever is the appropriate indemnifying Party or Parties hereunder (the “Indemnifying Party”) setting forth in reasonable detail the nature of the claim for which indemnification is sought, the provision(s) under this Agreement that provide the basis for such claim for indemnification, the amount of such third party claim (if known) and the portion of such amount subject to indemnification; provided, however, that the failure to so notify the Indemnifying Party shall relieve the Indemnifying Party from liability under this Agreement with respect to such claim only if, and only to the extent that, such failure to notify the Indemnifying Party results in (i) the forfeiture by the Indemnifying Party of rights and defenses otherwise available to the Indemnifying Party with respect to such claim or (ii) material prejudice to the Indemnifying Party with respect to such claim. The Indemnifying Party shall have the right, upon written notice delivered to the Indemnified Party within fifteen (15) days thereafter, to assume the defense of such Action, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of the fees and disbursements of such counsel; provided, however, that the Indemnifying Party shall not be entitled to assume or maintain control of the defense of any Action and shall pay the reasonable fees and expenses of counsel retained by the Indemnified Parties if (A) such Action involves, relates to or arises in connection with any criminal Action, indictment, allegation or investigation, (B) such Action principally seeks an injunction or equitable relief against any Indemnified Parties, or (C) the amount in dispute or the ad damnum (whichever is greater), plus all projected costs and expenses associated with defending such Action, is greater than the Losses for which the Indemnifying Party remains liable under this Agreement (which, for purposes of this provision, shall be reduced by the amount of all other than pending indemnification claims against such Indemnifying Party). An election by the Indemnifying Party to assume the defense of such Action shall be deemed an acknowledgement by such

Indemnifying Party that it is liable to the Indemnified Party for Losses arising out of, related to, or resulting from such Action, subject to the other provisions and limitations set forth in this Agreement. In the event, however, that the Indemnifying Party declines or fails to assume the defense of the Action on the terms provided above within such fifteen (15) day period, then the Indemnified Party may employ counsel to represent or defend it in any such Action and (provided such Indemnifying Party is not contesting in good faith its obligation to provide indemnification in respect of such matter) the Indemnifying Party will pay the reasonable fees and disbursements of such counsel as incurred; provided, however, that the Indemnifying Party will not be required to pay the fees and disbursements of more than one (1) counsel for all Indemnified Parties in any jurisdiction in any single Action. In any Action with respect to which indemnification is being sought hereunder, the Indemnified Party or the Indemnifying Party, whichever is not assuming the defense of such Action, shall have the right to participate in such matter and to retain its own counsel at such Party’s own expense. The Indemnifying Party or the Indemnified Party controlling the defense of such Action, as the case may be, shall at all times use reasonable efforts to keep the Indemnifying Party or the Indemnified Party, as the case may be, reasonably apprised of the status of any matter the defense of which they are maintaining and to cooperate in good faith with, and consult with, each other with respect to the defense of such Action. If the Indemnifying Party fails to diligently prosecute or defend such Action, the Indemnified Party may assume control of such Action at the expense of the Indemnifying Party. The Party not controlling such Action shall cooperate with and make available to the controlling party such assistance and materials as may be reasonably requested by it (including copies of any summons, complaint or other pleading which may have been served on such party and any written claim, demand, invoice, billing or other document evidencing or asserting the same).

(b) Except with respect to Tax matters which shall be governed by Section 10.6, no Indemnified Party may settle or compromise any claim or consent to the entry of any judgment with respect to which indemnification is being sought hereunder without the prior written consent of the Indemnifying Party, which shall not be unreasonably withheld, delayed or conditioned; provided, that the Indemnifying Party may only withhold its consent to any such settlement or compromise if (i) the Indemnifying Party then promptly elects to assume the defense of the Action with respect to which such settlement or compromise was proposed, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of the fees and disbursements of such counsel and (ii) (A) such Action does not involve, relate to or arise in connection with any criminal Action, indictment, allegation or investigation, (B) such Action does not principally seek an injunction or equitable relief against any Indemnified Parties, or (C) the amount in dispute or the ad damnum (whichever is greater), plus all projected costs and expenses associated with defending such Action, is less than the Losses for which the Indemnifying Party remains liable under this Agreement (which, for purposes of this provision, shall be reduced by the amount of all other than pending indemnification claims against such Indemnifying Party). An Indemnifying Party may not, without the prior written consent of the Indemnified Party, settle or compromise any claim or consent to the entry of any judgment with respect to which indemnification is being sought hereunder unless such settlement, compromise or consent (x) includes an unconditional release of the Indemnified Party from all liability arising out of such claim, (y) does not contain (A) any finding or omission of wrongdoing by the Indemnified Party or (B) any settlement, compromise, consent, equitable order, judgment or term which affects, restrains or interferes in any material way with the business of the Indemnified Party or any of the Indemnified Party’s Affiliates and (z) does not impose criminal liability, regulatory sanctions or equitable remedies and does not impose any obligation on the Indemnified Party other than solely the payment of money damages for which the Indemnified Party will be fully indemnified hereunder as shall be acknowledged in writing by the Indemnifying Party prior to the effectiveness of such settlement, compromise or consent.

(c) In the event an Indemnified Party shall claim a right to payment pursuant to this Agreement not involving a third party claim covered by Section 9.3(a) hereof, such Indemnified Party shall send written notice of such claim to the appropriate Indemnifying Party. Such notice shall specify the basis for such claim. As promptly as possible after the Indemnified Party has given such notice, such Indemnified Party and the appropriate Indemnifying Party shall establish the merits and amount of such claim (by mutual agreement, arbitration, litigation or otherwise) and, within five (5) Business Days of the final determination of the merits and amount of such claim, the Indemnifying Party shall pay to the Indemnified Party immediately available funds in an amount equal to such claim as determined hereunder, if any.

(d) Any payment made to an Indemnified Party shall be treated for Tax purposes as an adjustment to the Aggregate Merger Consideration paid by Parent.

9.4 Claims Period. For purposes of this Agreement, the “Claims Period” shall be the period after the Closing Date during which a claim for indemnification may be asserted under this Agreement by a Parent Indemnified Party. The period after the Closing during which a claim for indemnification may be asserted for breaches of representations or warranties pursuant to Section 9.1(a) of this Agreement by a Parent Indemnified Party shall commence on the Closing Date and shall terminate on the eighteen (18) month anniversary of the Closing Date; provided, however, that claims for breaches of the representations and warranties set forth in (a) Sections 4.14 (Employee Matters), Section 4.15 (Taxes) and Section 4.17 (Certain Fees) shall survive the Closing and continue in effect, and a claim for indemnification may be asserted, until the date sixty (60) days after the expiration of the applicable statute of limitations, taking into account any extensions or waivers thereof (the representations and warranties referred to in this clause (a) being referred to as the “Extended Representations”), and (b) Section 4.1 (Organization), Section 4.2 (Equity Securities), Section 4.3 (Subsidiaries) and Section 4.4(a) (Consents and Approvals; No Violations) shall survive the Closing and continue in effect, and a claim for indemnification may be asserted, at any time after the Closing, including after the expiration of the applicable statute of limitations (the representations and warranties referred to in this clause (b) being referred to as the “Fundamental Representations”). All covenants and obligations of Parent, MergerCo, the Surviving Corporation and the Company contained in this Agreement or in or any other agreements, certificates or other instruments executed and delivered by Parent, MergerCo, the Surviving Corporation or the Company in connection with this Agreement or the transactions contemplated hereby shall survive the Closing and continue in effect, and a claim for indemnification may be asserted, until such covenants and obligations have been fully performed in accordance with their respective terms. Notwithstanding the foregoing, if prior to the close of business on the last day of any applicable Claims Period, an

Indemnifying Party shall have been properly notified of a claim for indemnity hereunder and such claim shall not have been finally resolved or disposed of at such date, such claim shall continue to survive and shall remain a basis for indemnity hereunder until such claim is finally resolved or disposed of in accordance with the terms hereof.

9.5 Liability Limits.

(a) Notwithstanding anything to the contrary set forth in this Agreement, except with respect to the Extended Representations and Fundamental Representations (to which subclauses (i) and (ii) of this Section 9.5(a) shall not apply), (i) the Parent Indemnified Parties shall not make a claim against the Stockholders or Optionholders for indemnification under Section 9.1(a) hereof for Parent Losses unless and until the aggregate amount of Parent Losses under Section 9.1(a) hereof exceeds $815,500 (the “Parent Threshold”), and if such Parent Losses exceed the Parent Threshold, the Parent Indemnified Parties shall be entitled to the entire amount of all such Parent Losses, subject to the other provisions of this Agreement; and (ii) the right of the Parent Indemnified Parties to recover for any Parent Losses pursuant to Section 9.1(a) hereof shall not exceed $24,375,000.00 (the “Cap”). Notwithstanding the foregoing, the Parent Indemnified Parties shall be entitled to recover for, and the Parent Threshold and the Cap shall not apply to any Parent Losses with respect to any breach of or inaccuracy in any of the Extended Representations or Fundamental Representations or any claim against the Stockholders or Optionholders for indemnification under any of the provisions of Section 9.1 other than Section 9.1(a); provided, however, that (x) the aggregate liability of the Stockholders and Optionholders under this Agreement (including for the avoidance of doubt Section 10.6), any Ancillary Agreement or any other agreements, certificates or other instruments executed and delivered connection with this Agreement or the transactions contemplated hereby, shall not exceed the Aggregate Merger Consideration, and in no event shall any Stockholder or Optionholder be liable for any amount in respect of Parent Losses in excess of the Aggregate Merger Consideration proceeds actually received by such Stockholder or Optionholder, (y) no individual Stockholder or Optionholder shall be liable for any amount in excess of such Stockholder’s or Optionholder’s Allocation Percentage of any particular Parent Loss under this Agreement (including for the avoidance of doubt Section 10.6), any Ancillary Agreement or any other agreements, certificates or other instruments executed and delivered in connection with this Agreement or the transactions contemplated hereby, and (z) no Stockholder or Optionholder shall be liable to any Parent Indemnified Party: (A) for the breach by any other Stockholder or Optionholder of the representations, warranties, covenants and agreements of such other Stockholder or Optionholder set forth in this Agreement, any Ancillary Agreement (or any other agreements, certificates or other instruments executed and delivered connection with this Agreement or the transactions contemplated hereby), including, for the avoidance of doubt, any failure by any such other Stockholder or Optionholder to comply with its obligations under Section 6.15 hereof, (B) if any representations, warranties, covenants and agreements made by any other Stockholder or Optionholder in this Agreement, any Ancillary Agreement (or any other agreements, certificates or other instruments executed and delivered connection with this Agreement or the transactions contemplated hereby) are ultimately determined to be unenforceable against such other Stockholder or Optionholder, or if any such agreements, certificates or other instruments (including any Letter of Transmittal) are ultimately determined not to comply with any applicable Laws, or (C) fraud by any other Person (in which case a claim for actual fraud may be asserted solely against the Person who committed such actual fraud and no other Stockholder or Optionholder shall be liable for the actual fraud committed by such other Person), and notwithstanding anything to contrary in this Agreement (including Section 9.5(b)), any claim for indemnification with respect to breaches of any representations, warranties, covenants and agreements made by a particular Stockholder or Optionholder in this Agreement, any Ancillary Agreement (or any other agreements, certificates or other instruments executed and delivered connection with this Agreement or the transactions contemplated hereby), or with respect to any alleged actual fraud committed by a particular Stockholder or Optionholder, must be asserted by the Parent Indemnified Parties directly against such particular Stockholder or Optionholder directly, and not against the Escrow Fund.

(b) Subject to the limitations in Section 9.5(a), all claims for indemnification for Parent Losses shall be paid first, from the Escrow Fund until the Escrow Fund is depleted and then by the Stockholders and Optionholders, severally and not jointly and pro rata in proportion to their respective Allocation Percentages.

(c) Any material, materiality, “Material Adverse Effect” or “Company Material Adverse Effect” qualifications in the representations, warranties, covenants and agreements shall be disregarded for purposes of calculating the amount of Parent Losses hereunder.

9.6 Effect of Third Party Payments. The amount of an Indemnifiable Loss for which indemnification is provided in this Article IX shall be reduced to take account of any (A) Tax benefit actually realized by the Indemnified Party arising from the incurrence or payment of any such Indemnifiable Losses (a “Tax Benefit”), (B) by any other amount (including insurance proceeds) recovered from third parties by the Indemnified Party (or its Affiliates) with respect to such Indemnifiable Loss (net of the costs of collecting such payments) (a “Third Party Payment”) or (C) a BP Claims Payment actually received by an Indemnified Party (net of the costs of collecting such payments). If an Indemnified Party actually receives a Tax Benefit or Third Party Payment after payment of any indemnification with respect to such Indemnifiable Loss under this Article IX, then such Indemnified Party shall pay to the Indemnifying Party, in such case, an amount equal to the lesser of (x) the amount of such net Tax Benefit or Third Party Payment to the extent related to such Indemnifiable Loss and (y) the amount paid by the Indemnifying Party to such Indemnified Party with respect to such Indemnifiable Loss. If an Indemnified Party actually receives a BP Claims Payment after payment of any indemnification with respect to any Indemnifiable Loss under this Article IX, then such Indemnified Party shall pay to the Indemnifying Party, in such case, an amount equal to the lesser of (x) the amount of such BP Claims Payment and (y) the amount paid by the Indemnifying Party to such Indemnified Party.

9.7 Mitigation. To the extent required by Law, an Indemnified Party shall use its commercially reasonable efforts to mitigate any Losses for which it is entitled to indemnification pursuant to this Article IX. The Stockholders and Optionholders (including any officer or director of the Company or any of its Subsidiaries) shall not have any right of contribution, indemnification or right of advancement from the Company or any of its Subsidiaries, Parent, or other Indemnified Parties with respect to any claim hereunder, other than any right of recovery that may be available to the Stockholders and Optionholders from an insurer under any insurance policy providing indemnification to directors and officers.

9.8 Effect of Prior Knowledge. The right to indemnification or any other remedy based on representations, warranties, covenants and agreements of the Company in this Agreement, or any document, certificate or other instrument required to be delivered by the Company under this Agreement shall not be affected by any investigation conducted by any Parent Indemnified Party of any other Person at any time, or any knowledge acquired (or capable of being acquired) by any Parent Indemnified Party or any other Person at any time, whether before or after the execution and delivery of this Agreement or the Closing, with respect to the accuracy or inaccuracy of, or compliance with, any such representation, warranty, covenant or agreement.

9.9 Exclusive Remedies. Following the Closing, indemnification pursuant to this Article IX and Section 10.6, as applicable, shall be the sole and exclusive remedy of the Parties and any Persons claiming by or through any Party (including the Indemnified Parties) for any matter related to this Agreement, any Ancillary Agreement or any other agreements, certificates or other instruments executed and delivered in connection with this Agreement or the transactions contemplated hereby, except for the ability to apply to any court of competent jurisdiction for specific performance or injunctive relief and except in the case of fraud, intentional misrepresentation or willful misconduct.

ARTICLE X

TAX MATTERS

10.1 Preparation and Filing of Tax Returns. Parent shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for the Company and its Subsidiaries that are required to be filed after the Closing Date. Parent shall provide Stockholders’ Representative with a draft of each such Tax Return that relates to a Pre-Closing Tax Period (or a pro-forma Tax Return solely related to the Company and its Subsidiaries in the case of any consolidated, combined, affiliated or unitary Tax Return that includes Parent or any of its respective Affiliates) at least thirty (30) calendar days prior to the earlier of the date of filing of such Tax Return or the last date for timely filing such Tax Return (giving effect to any valid extensions thereof) accompanied by a statement setting forth the Stockholders’ and Optionholders’ indemnification obligation, if any, pursuant to Section 10.6. Each such Tax Return shall be prepared in a manner consistent with the past practices of the Company, unless otherwise required by applicable Law, and Parent shall make such revisions to such Tax Returns as are reasonably requested by Stockholders’ Representative within fifteen (15) calendar days of its receipt of such Tax Return to the extent such comments would not increase Parent’s direct or indirect liability for Taxes. Parent shall cause any amounts shown to be due on such Tax Returns to be timely remitted to the applicable Governmental Authority and, subject to Section 9.5(b), shall be reimbursed by the Stockholders and Optionholders to the extent indemnified for such Taxes pursuant to Section 10.6. The reasonable costs of preparing such a Tax Return shall be apportioned between Parent, on the one hand, and the Stockholders and Optionholders, on the other hand, based on their respective liability under such Tax Return. Parent and Company shall not take any action, or permit any action to be taken, that may prevent the tax year of the Company from ending for U.S. federal and state income Tax purposes at the end of the day on which the Closing occurs. The Parties acknowledge and agree that 100% of the Net Merger Consideration received by Stockholders and Optionholders is intended to be treated for income and all other applicable Tax purposes as consideration paid and received for the surrender of Company Stock or Stock Options as applicable and that no portion of the Net Merger Consideration shall be allocated to any non-competition, non-solicitation or other similar restricted covenant entered into by a Stockholder or Optionholder in connection with the Merger. The Parties shall (and shall cause any applicable Affiliates to) (i) file all relevant Tax Returns in a manner consistent with the foregoing intent and (ii) not take any position inconsistent with such intent for any Tax purpose. For the avoidance of doubt, the foregoing restrictions shall not apply to any Party’s treatment of the Net Merger Consideration solely for financial accounting purposes.

10.2 Straddle Period.

(a) With respect to any Taxes that are payable with respect to a Straddle Period, the portion of any such Taxes that shall be treated as attributable to a Pre-Closing Tax Period shall be:

(i) in the case of Taxes of the Company and its Subsidiaries that (x) are based on income or receipts, or (y) imposed in connection with any direct or indirect sale or other transfer or assignment of property (real or personal, tangible or intangible), deemed equal to the amount that would be payable if the taxable year ended on (and included) the Closing Date; and

(ii) in the case of all other Taxes (including property Taxes), deemed to be the amount of such Taxes for the entire period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period), multiplied by a fraction the numerator of which is the number of calendar days in the period ending on the Closing Date and the denominator of which is the number of calendar days in the entire period.

(b) In the case of Taxes that are payable with respect to a Straddle Period, the portion of any such Taxes that shall be treated as attributable to a Post-Closing Tax Period shall be all such Taxes other than the Taxes attributable to a Pre-Closing Tax Period pursuant to Section 10.2(a).

10.3 Tax Contests.

(a) If written notice of any inquiry, assessment, audit, contest, action, suit, investigation, examination, litigation or other similar proceeding with respect to Taxes (a “Tax Contest”) shall be made in writing by a Governmental Authority to any of the Parent Indemnified Parties (including the Company or any of its Subsidiaries) that, if successful, might result in an indemnity payment pursuant to Section 10.6, Parent shall promptly notify Stockholders’ Representative in writing of such Tax Contest; provided, however, that if notice of a Tax Contest is not given to Stockholders’ Representative sufficiently promptly then, solely to the extent that the Stockholders and Optionholders are materially prejudiced as a result thereof, Parent shall not be entitled to indemnification pursuant to Section 10.6.

(b) Stockholders’ Representative (at the sole cost and expense of the Stockholders and Optionholders) shall have the right to control all Tax Contests and may make any decisions in connection with a Tax Contest related to a taxable period ending on or before the Closing Date, provided that: (i) Stockholders’ Representative provides written notice of its intent to assume the defense of such claim within ten (10) Business Days of the receipt of the notice required under Section 10.3(a), (ii) the Parent Indemnified Parties may at their own expense fully participate in the proceedings related to such Tax Contest, (iii) Stockholders’ Representative shall keep the Parent Indemnified Parties timely informed with respect to the commencement, status and nature of such Tax Contest, (iv) Stockholders’ Representative shall act in good faith to timely and diligently resolve such Tax Contest and shall in good faith consider any reasonable comments proposed by the Parent Indemnified Parties that are related to the defense of such Tax Contest, and (v) Stockholders’ Representative shall not settle, compromise or dispose of such Tax Contest in a manner that may adversely affect the Parent Indemnified Parties after the Closing Date without the prior written consent of the Parent Indemnified Parties, such consent not to be unreasonably withheld. In the event Stockholders’ Representative has not assumed the defense of such Tax Contest (at the sole cost and expense of the Stockholders and Optionholders) by providing the notice set forth in (i), above, the Parent Indemnified Parties may assume the defense of any such Tax Contest and may defend the same in such manner as it may reasonably deem appropriate, provided that Parent Indemnified Parties shall not settle, compromise or dispose of such Tax Contest to the extent it would increase the indemnification obligations of the Stockholders and Optionholders pursuant to Section 10.6 hereof without the prior written consent of the Stockholders’ Representative, such consent not to be unreasonably withheld.

(c) Parent shall have the right to control all proceedings and may make any decisions in connection with any Tax Contest related to a Straddle Period, provided, however, that if the adverse determination of such claim would be grounds for a claim for indemnity pursuant to Section 10.6 hereof, (i) the Stockholders’ Representative may at its expense (on behalf of the Stockholders and Optionholders) fully participate in the proceedings related to such Tax Contest, (ii) Parent shall act in good faith to timely resolve such Tax Contest and shall in good faith consider any reasonable comments related to the defense of such Tax Contest proposed by the Stockholders’ Representative, and (iii) Parent shall not settle, compromise or dispose of such Tax Contest to the extent it would materially increase indemnification obligations pursuant to Section 10.6 hereof without the prior written consent of the Stockholders’ Representative, such consent not to be unreasonably withheld.

10.4 Tax Cooperation. Each Party will provide each other Party with such information and records as may reasonably be requested by such other Party in connection with the preparation of any Tax Return or any Tax Contest that relates to the Company (or the Surviving Corporation) or any of its Subsidiaries. Such cooperation will include the retention and (upon the other Party’s request) the provision of records and information that are reasonably relevant to any such Tax Return or proceeding and making Representatives reasonably available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder at the expense of the Party making such request. The Surviving Corporation and Parent will retain all books and records with respect to Tax matters pertinent to the Surviving Corporation or its Subsidiaries until at least sixty (60) days after the expiration of the statute or period of limitations of the respective Tax periods. Parent and the Stockholders’ Representative further agree, upon request, to use their best efforts to obtain any certificate or other document from any Governmental Authority or other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed, including with respect to the transactions contemplated hereby.

10.5 Transfer Taxes. Any and all sales (including bulk sales), use, transfer, recording, value added, ad valorem, privilege, documentary, gross receipts, registration, conveyance, excise, license, stamp or similar Taxes and fees (collectively “Transfer Taxes”) arising out of, in connection with or attributable to the transactions effectuated pursuant to this Agreement shall be paid by the Stockholders’ Representative. The Stockholders’ Representative shall timely and accurately file all necessary Tax Returns and other documentation with respect to Transfer Taxes (the “Transfer Tax Returns”) and timely pay the Transfer Taxes. If required by applicable Tax Law, Parent and/or the Surviving Corporation will join in the execution of any Transfer Tax Returns.

10.6 Tax Indemnification.

(a) From and after the Closing, each Stockholder and each Optionholder, in each case, severally and not jointly and pro rata in proportion to their respective Allocation Percentages, shall indemnify the Parent Indemnified Parties (including, after the Closing, the Company and its Subsidiaries), and hold them harmless from and against any Loss attributable to (i) all Taxes (or the nonpayment thereof) of the Company and its Subsidiaries for any Pre-Closing Tax Period, (ii) all Taxes of any member of an affiliated, consolidated, combined or unitary group of which the Company or any of its Subsidiaries is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulations Section 1.1502-6 or any analogous or similar state, local or foreign Law or regulation, (iii) any breach of any representation or warranty in Section 4.15 (Taxes) (subject to Article IX (Indemnification)), and (v) any and all Taxes of any Person (other than the Company and its Subsidiaries) imposed on the Company or any of its Subsidiaries as a transferee or successor, by contract or pursuant to any Law, rule or regulation, which Taxes relate to an event or transaction occurring before the Closing; provided, however, that no indemnification shall be provided for any Taxes taken into account as a Transaction Expense. Subject to Section 9.5(b), each Stockholder and Optionholder shall reimburse the Parent Indemnified Parties for any Taxes of the Company or its Subsidiaries which are the responsibility of such Stockholder or Optionholder pursuant to this Section 10.6 within fifteen (15) Business Days after payment of such Taxes by any Parent Indemnified Party.

(b) The Parent Indemnified Parties’ right to assert a claim for indemnification for Taxes pursuant to Section 10.6(a) shall survive the Closing and continue in effect until the date sixty (60) days after the expiration of the applicable statute of limitations with respect to such Taxes, taking into account any extensions or waivers thereof. Notwithstanding the foregoing, if prior to the close of business on the last day of any applicable period, an Indemnifying Party shall have been properly notified of a claim for indemnity pursuant to Section 10.6(a) hereof and such claim shall not have been finally resolved or disposed of at such date, such claim shall continue to survive and shall remain a basis for indemnity under Section 10.6(a) until such claim is finally resolved or disposed of in accordance with the terms hereof.

(c) Any indemnification under this Agreement for Losses with respect to Taxes other than with respect to a breach of any representation or warranty set forth in Sections 4.15(b), (f), (i) and (k), shall be limited to Taxes attributable to Pre-Closing Tax Periods.

(d) Any payment made to an Indemnified Party pursuant to this Section 10.6 shall be treated for Tax purposes as an adjustment to the Aggregate Merger Consideration paid by Parent.

10.7 Post-Closing Tax Actions. Unless required by applicable Law, Parent and the Company shall not amend any Tax Return of the Company with respect to a Pre-Closing Tax Period, take any action after the Closing on the Closing Date outside the ordinary course of business, initiate discussions or examinations with Governmental Authorities regarding Taxes with respect to Pre-Closing Tax Periods, make any voluntary disclosures with respect to Taxes for Pre-Closing Tax Periods, change any accounting method or adopt any convention that shifts taxable income from a Tax period beginning (or deemed to begin) after the Closing Date to a Pre-Closing Tax Period or shifts deductions or losses from a Pre-Closing Tax Period to a Tax period beginning (or deemed to begin) after the Closing Date, in each case, without the prior written consent of the Stockholders’ Representative, to the extent any such action, initiation of discussions or examinations, voluntary disclosure, change in accounting method or adoption of any convention would adversely affect indemnification obligations under this Agreement.

10.8 Tax Dispute Resolution. With respect to any dispute or a disagreement relating to Taxes between the Parties, the Parties shall cooperate in good faith to resolve such dispute between them; but if the Parties are unable to resolve such dispute, the Parties shall mutually retain the Accountants and submit the dispute to the Accountants for resolution, which resolution shall be final, conclusive and binding on the Parties. The fees and expenses relating to any dispute as to the amount of Taxes owed by either of the Parties shall be paid by Parent, on the one hand, and the Stockholders and Optionholders, on the other, in proportion to each Party’s respective liability for the portion of the Taxes in dispute, as determined by the Accountants, provided that any obligations of the Stockholders and Optionholders pursuant to this Section 10.8 shall be satisfied in accordance with Section 9.5(b).

ARTICLE XI

MISCELLANEOUS

11.1 Fees and Expenses. Except as otherwise expressly set forth in this agreement, whether or not the transactions contemplated by this Agreement are consummated pursuant hereto, each Party shall pay all fees and expenses incurred by it, in connection with, or in anticipation of, this Agreement and the consummation of the transactions contemplated hereby.

11.2 Notices. All notices, requests, demands, waivers and other communications required or permitted to be given under this Agreement shall be in writing and shall be given by any of the following methods: (a) personal delivery; (b) registered or certified mail, postage prepaid, return receipt requested; (c) overnight courier; or (d) via email by way of a PDF attachment thereto of a manually executed document. Notices shall be sent to the appropriate Party at its address given below (or at such other address for such Party as shall be specified by notice given hereunder):

If to Parent, MergerCo or the Surviving Corporation, to:

Huron Consulting Group Inc.

550 W. Van Buren Street, Suite 1700

Chicago, Illinois 60607

Attention: Diane E. Ratekin, Executive Vice President, General Counsel and Corporate Secretary

E-mail: dratekin@huronconsultinggroup.com

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP

155 North Wacker Drive, Suite 2700

Chicago, Illinois 60606

Attention: Shilpi Gupta

E-mail: shilpi.gupta@skadden.com

If to the Company (prior to Closing), to:

Studer Holdings, Inc.

c/o The Studer Group, L.L.C.

350 West Cedar St., Suite 300

Pensacola, FL 32502

Attention: B.G. Porter, Chief Executive Officer

Email: bg@studergroup.com

with a copy (which shall not constitute notice) to:

Goodwin Procter LLP
901 New York Ave NW
Washington, DC 20001
Attention:	Joshua Klatzkin
Jared Jensen

E-mail:	jklatzkin@goodwinprocter.com
jjensen@goodwinprocter.com

If to any Stockholder or Optionholder, then to the Stockholders’ Representative:

Fortis Advisors LLC

Attn: Notice Department

Email: notices@fortisrep.com

with a copy (which shall not constitute notice) to:

Goodwin Procter LLP
901 New York Ave NW
Washington, DC 20001
Attention:	Joshua Klatzkin
Jared Jensen

E-mail:	jklatzkin@goodwinprocter.com
jjensen@goodwinprocter.com

All such notices, requests, demands, waivers and communications shall be deemed received upon (i) actual receipt thereof by the addressee, or (ii) actual delivery thereof to the appropriate address.

11.3 Severability. Should any provision of this Agreement for any reason be declared invalid or unenforceable, such decision shall not affect the validity or enforceability of any of the other provisions of this Agreement, which remaining provisions shall remain in full force and effect and the application of such invalid or unenforceable provision to Persons or circumstances other than those as to which it is held invalid or unenforceable shall be valid and enforced to the fullest extent permitted by law.

11.4 Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, directly or indirectly, including by operation of law, by any Party without the prior written consent of the other Parties; provided, that Parent and MergerCo may assign their respective rights, interests and obligations hereunder to any Affiliate of Parent or MergerCo (provided that any assignment pursuant to this clause shall not relieve Parent or MergerCo from its obligations hereunder).

11.5 No Third Party Beneficiaries. This Agreement is solely for the benefit of the Company, the Stockholders and Optionholders, and their successors and permitted assigns, with respect to the obligations of Parent and MergerCo under this Agreement, and for the benefit of Parent and MergerCo, and its respective successors and permitted assigns, with respect to the obligations of the Company, the Stockholders and Optionholders under this Agreement, and this Agreement shall not be deemed to confer upon or give to any other third party any remedy, claim, liability, reimbursement, cause of action or other right.

11.6 Interpretation.

(a) The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

(b) The Article and Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement.

(c) As used in this Agreement, words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires.

(d) The word “including” and words of similar import when used in this Agreement shall mean “including, without limitation.”

11.7 Jurisdiction and Consent to Service. Each of the Company, the Stockholders’ Representative, Parent and MergerCo (a) agrees that any suit, action or proceeding arising out of or relating to this Agreement may be brought solely in the state or federal courts of the State of Delaware; (b) consents to the exclusive jurisdiction of each such court in any suit, action or proceeding relating to or arising out of this Agreement; (c) waives any objection which it may have to the laying of venue in any such suit, action or proceeding in any such court; and (d) agrees that service of any court paper may be made in such manner as may be provided under applicable laws or court rules governing service of process.

11.8 Entire Agreement. This Agreement, the Nondisclosure Agreement, the Schedules and the other documents referred to herein or delivered pursuant hereto which form a part hereof constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all other prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof.

11.9 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware (regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof) as to all matters, including matters of validity, construction, effect, performance and remedies.

11.10 Specific Performance. The Parties acknowledge and agree that any breach of the terms of this Agreement would give rise to irreparable harm for which money damages would not be an adequate remedy and accordingly the Parties agree that, in addition to any other remedies, each Party shall be entitled to enforce the terms of this Agreement by a decree of specific performance without the necessity of proving the inadequacy of money damages as a remedy.

11.11 Counterparts. This Agreement may be executed and delivered by facsimile signature or portable document format (PDF) by electronic mail and in any number of counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

11.12 Amendment; Modification. This Agreement may be amended, modified or supplemented at any time by written agreement of the Parties.

11.13 Schedules and Exhibits. The Schedules and all exhibits hereto are hereby incorporated into this Agreement and are hereby made a part hereof as if set out in full in this Agreement.

11.14 Conflicts of Interest. Each of the parties hereto acknowledges and agrees that Goodwin Procter LLP (“Goodwin”) has acted as counsel to the Company, the Company’s Subsidiaries, the Stockholders’ Representative and the Stockholders in connection with the negotiation of this Agreement and consummation of the transactions contemplated hereby. Parent hereby consents and agrees to, and agrees to cause the Surviving Corporation and Parent’s other Subsidiaries to consent and agree to, Goodwin representing the Stockholders’ Representative and/or any of the Stockholders and Optionholders (each, “Seller Party”, and collectively, the “Seller Parties”) after the Closing, including with respect to disputes in which the interests of the Seller Parties may be directly adverse to Parent and its Subsidiaries (including Surviving Corporation and Parent’s other Subsidiaries), and even though Goodwin may have represented the Company or the Company’s Subsidiaries in a matter substantially related to any such dispute. Parent further consents and agrees to, and agrees to cause Surviving Corporation and Parent’s other Subsidiaries to consent and agree to, the communication by Goodwin to the Seller Parties in connection with any such representation of any fact known to Goodwin arising by reason of Goodwin’s prior representation of the Company and the Company’s Subsidiaries. In connection with the foregoing, Parent hereby irrevocably waives and agrees not to assert, and agrees to cause the Surviving Corporation and Parent’s other Subsidiaries to irrevocably waive and not to assert, any conflict of interest arising from or in connection with (i) Goodwin’s prior representation of the Company and the Company’s Subsidiaries and (ii) Goodwin’s representation of the Stockholders’ Representative and the Stockholders prior to and after the Closing. Notwithstanding the foregoing, this consent and waiver of the right to assert any conflict of interest is limited to matters arising in connection with the negotiation of this Agreement, the Ancillary Agreements, and the transactions contemplated hereby and thereby. Nothing in this Section 11.14 shall constitute a waiver of any attorney-client privilege or any privilege associated with attorney-client communications or attorney work product with respect to Goodwin’s representation of the Company or any of its Subsidiaries on any matter (other than Goodwin’s representation of the Company and its Subsidiaries in connection with this Agreement, the Ancillary Agreements, and the transactions contemplated hereby and thereby, in a manner that would not materially prejudice the Company’s and any of its Subsidiary’s rights and obligations vis a vis third parties), and does not waive or excuse Goodwin from complying with applicable rules of professional conduct regarding the confidentiality of any client information of the Company and its Subsidiaries other than as it pertains to Goodwin’s representation of the Company and its Subsidiaries in connection with this Agreement, the Ancillary Agreements, and the transactions contemplated hereby and thereby.

11.15 Stockholders’ Representative.

(a) Each of the Stockholders and Optionholders does hereby irrevocably make, constitute and appoint Fortis Advisors LLC as such Stockholder’s and/or Optionholder’s exclusive agent, from and after the Closing, to act in his name, place and stead, as such Stockholder’s and/or Optionholder’s attorney-in-fact, to (i) execute and deliver all documents necessary or desirable to carry out the intent of this Agreement and the other Ancillary Agreements (including in the name of, or on behalf of, such Stockholder and/or Optionholder), (ii) make all elections or decisions entered into in connection with this Agreement and the other Ancillary Agreements, (iii) act on such Stockholder’s and/or Optionholder’s behalf in connection with all obligations and agreements of the Stockholder and/or Optionholder under this Agreement and the other Ancillary Agreements, (iv) amend, waive or otherwise change the terms or conditions of this Agreement or any of the other Ancillary Agreements on behalf of such Stockholder and/or Optionholder, (v) defend, settle and authorize payments to the Parent Indemnified Parties on behalf of such Stockholder and/or Optionholder in connection with any claim for indemnification made by any Parent Indemnified Parties to Article IX and to initiate and prosecute any claim for indemnification made by or on behalf of such Stockholder and/or Optionholder pursuant to Article IX, (vi) give and receive on behalf of such Stockholder and/or Optionholder any and all notices from or to any Party under the this Agreement or the other Ancillary Agreements, and (vii) otherwise exercise all rights of such Stockholder and/or Optionholder and otherwise act on behalf of such Stockholder and/or Optionholder under this Agreement or the other Ancillary Agreements and in connection with any of the transactions contemplated by this Agreement or the other Ancillary Agreements, in each case as if such Stockholder and/or Optionholder had personally done such act, and the Stockholders’ Representative hereby accepts such appointment. Notwithstanding the foregoing, the Stockholders’ Representative shall have no obligation to act on behalf of the Stockholders and the Optionholders, except as expressly provided herein and in the Escrow Agreement, and for purposes of clarity, there are no obligations of the Stockholders’ Representative in any ancillary agreement, schedule, exhibit or the Schedules. The death, incapacity, insolvency, liquidation or bankruptcy of any Stockholder or Optionholder shall not terminate such appointment or the authority and agency of the Stockholders’ Representative or the powers, immunities and rights to indemnification granted to the Stockholders’ Representative Group (defined below) hereunder. The power-of-attorney granted in this Section 11.15 and the powers, immunities and rights to indemnification granted to the Stockholders’ Representative Group hereunder: (i) are coupled with an interest and irrevocable and (ii) shall survive the delivery of an assignment by any Stockholder or Optionholder of the whole or any fraction of his, her or its interest in the Escrow Fund.

(b) Each Stockholder and Optionholder (i) agrees that all actions taken by the Stockholders’ Representative under this Agreement or the Escrow Agreement shall be binding upon such Stockholder or Optionholder and such Stockholder or Optionholder’s successors as if expressly confirmed and ratified in writing by such Stockholder or Optionholder, and (ii) waives any and all defenses which may be available to contest, negate or disaffirm the action of the Stockholders’ Representative taken in good faith under this Agreement or the Escrow Agreement. The Stockholders’ Representative shall be entitled to (i) rely, and shall be fully protected in relying, upon any statements furnished to him by any Stockholder and/or Optionholder, Parent, MergerCo, any employee of the Company, any attorneys, accountants and other third Persons or any other evidence deemed by the Stockholders’ Representative to be reliable, and the Stockholders’ Representative shall be entitled to act on the advice of counsel selected by him, (ii) rely upon any signature believed by it to be genuine, and (iii) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Stockholder, Optionholder or other party.

(c) The Stockholders’ Representative shall be entitled to retain counsel acceptable to him and to incur such expenses as the Stockholders’ Representative deems to be necessary or appropriate in connection with his performance of his obligations under this Agreement and the other Ancillary Agreements, and all such fees and expenses (including reasonable attorneys’ fees and expenses) incurred by the Stockholders’ Representative shall be borne by the Stockholders and Optionholders in accordance with their respective Allocation Percentages.

(d) Certain Stockholders and Optionholders have entered into an engagement agreement with the Stockholders’ Representative to provide direction to the Stockholders’ Representative in connection with the performance of its services under this Agreement and the Escrow Agreement (such Stockholders and Optionholders, including their individual representatives, collectively hereinafter referred to as the “Advisory Group”). The Stockholders and Optionholders hereby acknowledge and agree that, to the maximum extent permitted by applicable law, (i) neither the Stockholders’ Representative (together with its members, managers, directors, officers, contractors, agents and employees) nor any member of the Advisory Group (collectively, the “Stockholders’ Representative Group”) shall have any liability to the Stockholders or Optionholders for any acts or omissions taken by the Stockholders’ Representative in his capacity as such; and (ii) the Stockholders and Optionholders waive any fiduciary and other duties that the Stockholders’ Representative may owe to the Stockholders and Optionholders in his capacity as such. The Stockholders and Optionholders hereby agree on a several, pro rata basis in accordance with their respective Allocation Percentages, to indemnify the Stockholders’ Representative Group (in its capacity as such) against, and to defend and hold the Stockholders’ Representative Group (in its capacity as such) harmless from, any and all Losses of whatever kind which may at any time be imposed upon, incurred by or asserted against the Stockholders’ Representative in such capacity in any way relating to or arising out of his actions or failures to take action pursuant to this Agreement or any other Ancillary Agreement. Such Losses may be recovered first, from the Stockholders’ Expense Amount, second, from any distribution of the Escrow Fund otherwise distributable to the Stockholders and Optionholders at the time of distribution, and third, directly from the Stockholders and Optionholders. The Stockholders and Optionholders acknowledge that the Stockholders’ Representative shall not be required to expend or risk its own funds or otherwise incur any financial liability in the exercise or performance of any of its powers, rights, duties or privileges or administration of its duties.

(e) The Stockholders’ Representative may resign at any time, and may be removed by the vote of a majority in interest of the Stockholders and Optionholders according to each Stockholders and Optionholder’s pro rata share. The immunities and rights to indemnification shall survive the resignation or removal of the Stockholders’ Representative or any member of the Advisory Group and the Closing and/or any termination of this Agreement and the Escrow Agreement.

(f) The provisions of this Section 11.15 shall in no way impose any obligations on Parent, MergerCo or the Company. In particular, notwithstanding any notice received by Parent, MergerCo or the Company to the contrary, and absent bad faith or willful misconduct, Parent, MergerCo or the Company (i) shall be fully protected in relying upon and shall be entitled to rely upon, and shall have no liability to the Stockholders or Optionholders with respect to, actions, decisions and determinations of the Stockholders’ Representative and (ii) shall be entitled to assume that all actions, decisions and determinations of the Stockholders’ Representative are fully authorized by, and shall be binding upon, all of the Stockholders and Optionholders.

[SIGNATURES FOLLOW ON NEXT PAGE.]

IN WITNESS WHEREOF, the Parties have caused this Agreement and Plan of Merger to be executed as of the date first above written.

COMPANY:

STUDER HOLDINGS, INC.

By:	/s/ Barry G. Porter
	Name:	Barry G. Porter
	Title:	President and CEO

[Agreement and Plan of Merger]

MERGERCO:

TEXAS ACQUISITION INC.

By:	/s/ Diane E. Ratekin
	Name:	Diane E. Ratekin
	Title:	EVP, GC & Corporate Secretary

HURON CONSULTING GROUP INC.

By:	/s/ C. Mark Hussey
	Name:	C. Mark Hussey
	Title:	EVP, COO, CFO & Treasurer

[Agreement and Plan of Merger]

STOCKHOLDERS’ REPRESENTATIVE:

FORTIS ADVISORS LLC

By:	/s/ Ryan Simkin
	Name:	Ryan Simkin
	Title:	Managing Director

[Agreement and Plan of Merger]